4/28

04024644

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gexam

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 3 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/30/04

82-3

REXAM

RECEIVED
2004 APR 28 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

STRONG BUSINESS PERFORMANCE

ANNUAL ACCOUNTS 2003

ARLS
12-31-03





CONTENTS

REXAM

NOTICE OF ANNUAL GENERAL MEETING

ON TUESDAY 25 MAY 2004

THIS DOCUMENT IS IMPORTANT

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Rexam PLC please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

WE ARE HOLDING OUR ANNUAL GENERAL MEETING ON TUESDAY 25 MAY 2004 AT CHURCH HOUSE, DEAN'S YARD, LONDON SW1. THE MEETING WILL START AT 11.00 AM. A MAP SHOWING THE LOCATION OF CHURCH HOUSE IS ON THE REVERSE OF THE ATTENDANCE CARD. IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING DETACH THE ATTENDANCE CARD AND BRING IT WITH YOU.

PLEASE COMPLETE AND RETURN THE PROXY FORM TO THE REGISTRARS TO RECORD YOUR VOTE ON THE RESOLUTIONS TO BE PROPOSED AT THE MEETING. ALTERNATIVELY, IF YOU ARE A CREST MEMBER OR A CREST SPONSORED MEMBER, YOU CAN APPOINT YOUR PROXY AND GIVE YOUR VOTING INSTRUCTIONS THROUGH THE CREST ELECTRONIC PROXY APPOINTMENT SERVICE.

REXAM

TO ORDINARY SHAREHOLDERS AND PREFERENCE SHAREHOLDERS

16 April 2004

Dear Shareholder

I am pleased to send you details of arrangements for our Annual General Meeting 2004, together with the Annual Review 2003 and, for those of you who have chosen to receive it, the Annual Accounts 2003 which contains the Report of the Directors, the Remuneration Report and the Group Accounts for the year ended 31 December 2003.

NOTICE OF ANNUAL GENERAL MEETING

The formal notice of the Annual General Meeting (AGM) of Rexam PLC (the Company), which is to be held at 11.00am on Tuesday 25 May 2004, is set out on pages 5 and 6 of this document. At the AGM Rolf Börjesson, the current Chief Executive, and Graham Chipchase, the Finance Director, will present a review of the Group and of the 2003 results. All the directors will be present at the AGM, including Stefan Angwald, who will become Chief Executive at the conclusion of the AGM, and shareholders will have the opportunity to ask questions during the AGM and meet Stefan Angwald and the other directors after the meeting.

ORDINARY BUSINESS

Resolutions 1-9 to be considered at the AGM cover standard matters which are dealt with at most annual general meetings. Resolution 1 deals with the acceptance of the Annual Report and the Group Accounts and Resolution 2 deals with the approval of the Remuneration Report. The Remuneration Report contains, inter alia, details of the members of the Remuneration Committee, a forward looking statement of the Company's policy on directors' remuneration for subsequent financial years, a performance graph showing the Company's total shareholder return and the return on a hypothetical holding of shares in the FTSE 100 index, details of directors' service contracts and specific disclosures relating to each director's remuneration. You will find a summary of the Remuneration Report on pages 38 to 41 of the Annual Review 2003 and the full Remuneration Report on pages 71 to 81 of the Annual Accounts 2003. The directors are recommending payment of a 2003 final dividend on the ordinary shares of 9.58 pence per share, payable on 1 June 2004, which will be proposed as Resolution 3.

During 2003 Graham Chipchase, Chris Clark and Carl Symon joined the Board. Graham Chipchase and Chris Clark stood for election at the AGM 2003. On 5 January 2004 Stefan Angwald was appointed to the Board as Chief Executive designate to succeed Rolf Börjesson at the conclusion of the AGM. I will be retiring as Chairman at the conclusion of the AGM and will hand over the chairmanship to Rolf Börjesson.

The Company's Articles of Association state that any director who has been appointed since the date of the previous annual general meeting must stand for election at the next annual general meeting after his appointment and any director who has been in office for more than thirty months since the date he was last re-elected, must stand for re-election at the annual general meeting. In accordance with the Articles of Association, Stefan Angwald and Carl Symon will resign as directors at the AGM and, being eligible, the Board is recommending that they offer themselves for election. The Board believes that Stefan Angwald's industrial background and strategic insight in manufacturing and marketing, together with his international experience and knowledge of the dynamics of a consolidated manufacturing industry, gives him the qualities to take Rexam through the next stages of its development. Carl Symon has wide international business experience and brings a proven track record to add further strength to the Board. Resolution 4 proposes the election of Stefan Angwald and Resolution 5 proposes the election of Carl Symon.

The Board is also recommending the approval of Resolutions 6, 7 and 8 which propose the re-election of Michael Buzzacott, Yves Dominioni and David Tucker who, being eligible, offer themselves for re-election. Michael Buzzacott has been a non executive director since 2000 and is also Chairman of the Finance Committee. His extensive career within BP enables him to continue to bring practical international business and financial experience to the Board. Yves Dominioni has been an executive director since 1997. His long experience of, and invaluable insight into, the diverse global beauty and pharmaceutical markets have been key to developing the Beauty & Pharma Sector. David Tucker has been a non executive director since 1997 and is Chairman of the Audit Committee. He has an extensive knowledge of institutional shareholder and governance related matters and an insight into the strategic aims of the Company. The summary biographies of the directors standing for election or re-election can be found on page 35 of the Annual Review 2003.

The re-appointment of PricewaterhouseCoopers LLP as the Company's auditors has been recommended to the Board by the Audit Committee and is being proposed by the Board. PricewaterhouseCoopers LLP has expressed its willingness to continue in office. Resolution 9 proposes the re-appointment of PricewaterhouseCoopers LLP.

SPECIAL BUSINESS

There are also some items of special business to be considered, in particular, the renewal of the directors' authorities to allot the Company's ordinary shares and to purchase a limited number of the Company's ordinary shares in the market. I have commented on each of these resolutions in more detail below.

Authority to allot relevant securities (Resolution 10)

Authority was granted to the directors at the AGM 2003 to allot ordinary shares without the prior consent of existing ordinary shareholders up to a maximum nominal amount of £122,600,000 which equated to approximately 190,700,000 ordinary shares. On 31 October 2003, the Company announced a rights issue to shareholders resulting in the allotment of 87,760,391 new ordinary shares to eligible shareholders. The proceeds of the rights issue of £218 million, after expenses, were used to partly fund the acquisition of the Brazilian beverage can maker, Latasa SA.

It is proposed to seek renewal of this authority to allot ordinary shares for a period of five years. The £140,500,000 nominal amount of relevant securities to which this authority will relate, after allowing for ordinary shares arising on conversion of preference shares and the exercise of share options, represents approximately 33% of the nominal amount of the issued ordinary share capital of the Company at 24 March 2004. The directors have no present intention of exercising this authority except in relation to the satisfaction of preference share conversion rights and the exercise of share options. The authority will expire on 24 May 2009 but it is the current intention to renew this authority annually.

Resolution 10 will be proposed as an ordinary resolution to grant this authority to the directors.

Authority to allot equity securities for cash (Resolution 11)

It is proposed to seek renewal of the authority that was granted to the directors at the AGM 2003 to allot equity securities for cash without first being required to offer such securities to existing shareholders. If approved, the resolution will authorise the directors to issue shares in connection with a rights issue and otherwise to issue shares for cash up to a nominal amount of £17,600,000, which includes the sale on a non pre-emptive basis of any shares the Company holds in treasury for cash. The £17,600,000 nominal amount of equity securities to which this authority relates represents approximately 5% of the nominal amount of the issued ordinary share capital of the Company at 24 March 2004. The directors have no present intention of exercising this authority. The authority will expire on 24 May 2009 but it is the current intention to renew this authority annually.

Resolution 11 will be proposed as a special resolution to grant this authority to the directors.

Purchase by the Company of its own ordinary shares (Resolution 12)

Authority for the Company to purchase up to 43,500,000 of its own ordinary shares was granted at the AGM 2003. At the present time, the directors have no intention of using this authority but it is proposed to seek its renewal as the directors consider that there may be occasions when it will be desirable to reduce the issued ordinary share capital of the Company by purchases in the market. The authority given by this resolution will be exercised only if the directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders. The directors will also give due consideration to the Group's interest cover and gearing as well as its general financial position. The cost of such purchases will be deducted from distributable profits.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the Regulations), came into force on 1 December 2003. The Regulations enable certain listed companies to hold their own shares in treasury, as an alternative to cancelling them, following a purchase of own shares in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled, sold for cash or used to satisfy share options and share awards under employee share schemes. Once held in treasury, a company is not entitled to exercise any rights, including the right to attend and vote at meetings in respect of the shares. Further, no dividend or other distribution of a company's assets may be made in respect of the treasury shares. The directors believe it may be appropriate for the Company to have the alternative of holding its own ordinary shares in treasury, rather than cancelling them if, at a future date, the directors exercise the authority conferred by Resolution 12. Although none of the investor groups has yet issued any guidelines in relation to the purchase, holding or re-sale of treasury shares, your Board will have regard to any guidelines which are in force at the time of any such purchase, holding or re-sale of treasury shares.

The maximum number of ordinary shares which may be purchased under the proposed authority will be 54,800,000 ordinary shares representing approximately 10% of the issued ordinary share capital of the Company at 24 March 2004. The price paid for ordinary shares will not be less than the nominal value of 64 $^{2}/_{7}$ pence per share nor more than 5% above the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the ordinary shares are purchased.

The total number of ordinary shares that are under option through the Company's share option schemes at 30 March 2004 (being the latest practicable date prior to publication of this notice) is 19,196,844 of which 11,449,820 are options over unissued ordinary shares. The proportion of issued ordinary share capital that the options over unissued ordinary shares represented on this date was 2.1% and the proportion of issued ordinary share capital that they will represent if the full authority to purchase shares (existing and being sought) is used is 2.5%.

The authority will expire on 24 November 2005 or, if earlier, at the conclusion of the AGM of the Company to be held in 2005 but it is the current intention of the directors to renew this authority annually.

Resolution 12 will be proposed as a special resolution to grant this authority to the Company.

ACTION TO BE TAKEN

It is important to the Company that shareholders have the opportunity to vote even if they are unable to attend the AGM. Holders of ordinary shares have been sent a white Proxy Form and holders of preference shares have been sent a blue Proxy Form so that they can nominate someone else to attend the AGM and vote on their behalf. Alternatively, they can nominate the chairman of the meeting to vote for them. Preference shareholders may only vote on Resolution 12.

Please complete and return the relevant Proxy Form in accordance with the instructions, in order that it may be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TQ as soon as possible and, in any event, no later than 11.00am on Sunday 23 May 2004. Completion and return of a Proxy Form will not prevent you from attending and voting in person at the AGM should you so wish.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf. Further details are given in Note 4 to the Notice of AGM.

RECOMMENDATION

Your directors believe that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

Yours sincerely

Jeremy Lancaster

Jeremy Lancaster
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Rexam PLC (the Company) will be held at Church House, Dean's Yard, London SW1 on Tuesday 25 May 2004 at 11.00am to transact the business detailed below.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following resolutions which will be proposed as ordinary resolutions.

1 To accept the Annual Report and Group Accounts for the year ended 31 December 2003.

2 To approve the Remuneration Report.

3 To declare the 2003 final dividend on the ordinary shares.

4 To elect Mr G S W Angwald as a director.

5 To elect Mr C G Symon as a director.

6 To re-elect Mr M C Buzzacott as a director.

7 To re-elect Mr Y E Dominioni as a director.

8 To re-elect Mr D L Tucker as a director.

9 To re-appoint PricewaterhouseCoopers LLP as auditors and authorise the directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions which will be proposed as to Resolution 10 as an ordinary resolution, and as to Resolutions 11 and 12 as special resolutions.

10 That, in accordance with article 6 of the Company's Articles of Association, the directors be empowered to allot relevant securities up to a maximum nominal amount of £140,500,000, that such authority shall expire on 24 May 2009 and that all previous authorities under Section 80 of the Companies Act 1985 (the Act) shall cease to have effect.

11 That:

(a) in accordance with article 7 of the Company's Articles of Association, the directors be empowered to allot equity securities for cash;

(b) the directors be empowered to allot equity securities for cash within section 94(3A) of the Act as if section 89(1) of the Act did not apply;

(c) the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £17,600,000;

(d) these authorities shall expire on 24 May 2009; and

(e) all previous authorities under section 95 of the Act shall cease to have effect.

12 That, in accordance with Article 11 of the Company's Articles of Association and the Companies Act 1985 (the Act), the Company is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Act) of ordinary shares of 64 2/7 pence each in the capital of the Company (ordinary shares) on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares that may be purchased pursuant to this authority is 54,800,000;

(b) the maximum price which may be paid for any ordinary share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market prices shown in the quotations for the Company's ordinary shares in the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is purchased and the minimum price which may be paid for any such ordinary share shall be the nominal value of that share (in each case exclusive of expenses payable by the Company in connection with the purchase); and

(c) the authority hereby conferred shall expire on 24 November 2005 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2005 unless renewed before that time, but the Company may make a contract to purchase ordinary shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority, and may make a purchase of ordinary shares in pursuance of any such contract.

On behalf of the Board
David Gibson
Company Secretary
Dated 16 April 2004

Registered Office
4 Millbank
London SW1P 3XR
United Kingdom

NOTES

1 Copies of the contracts of service of the executive directors and the letters of appointment for the non executive directors may be inspected at the registered office of the Company during normal business hours on Monday to Friday (Bank Holidays excepted) and at the place of the AGM for a period commencing 30 minutes immediately before the AGM until its conclusion.

2 Any shareholder of the Company entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders) to attend and, on a poll, vote in their place. A Proxy Form is enclosed with this document and, to be effective, must be lodged with Lloyds TSB Registrars so as to arrive no later than 11.00am on Sunday 23 May 2004.

3 Only shareholders whose names appear on the register of members of the Company at the close of business on Sunday 23 May 2004 shall be entitled to attend the AGM either in person or by proxy and the number of ordinary shares and/or preference shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the AGM.

4 In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) not later than 48 hours before the time fixed for the AGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST. CRESTCo does not make available special procedures in CREST for any particular messages and normal system timings and limitations will apply in relation to the input of a CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Preference shareholders may only vote on Resolution 12.

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
REGISTERED IN ENGLAND NUMBER 191285
www.rexam.com

THE REXAM YEAR AT A GLANCE

	2003	2002 Restated †	Increase
Operating profit	**£217m**	£252m	
Profit/(loss) before tax	**£5m**	£(87)m	
Loss per share	**(9.5)p**	(34.5)p	
Underlying sales	**£3,186m**	£3,160m	+1%
Underlying operating profit*	**£346m**	£320m	+8%
Underlying profit before tax**	**£273m**	£237m	+15%
Underlying earnings per share**	**38.1p**	35.8p	+6%
Dividends per share	**16.4p**	15.6p	+5%

† 2002 has been restated for FRS17 "Retirement Benefits" and to reflect the 2003 Rights Issue

* Before goodwill amortisation and exceptional items

** Before retirement benefits net finance cost, goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2004

4 March	Announcement of 2003 Final Results
12 May	Ex-dividend date for 2003 final dividend on Ordinary Shares
14 May	Record date for 2003 final dividend on Ordinary Shares
25 May	Annual General Meeting
1 June	Payment date for 2003 final dividend on Ordinary Shares
25 August	Announcement of 2004 Interim Results
3 November	Proposed payment date for 2004 interim dividend on Ordinary Shares
31 December	Financial year end

The Annual Review 2003, incorporating the Summary Financial Statement, does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The Annual Review 2003 together with this publication comprise the full Annual Report.

Shareholders who have received the full Annual Report, but wish to receive only the Annual Review in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom. Telephone +44 (0)870 241 3931.



A SNAPSHOT OF 2003

BY BUSINESS

■ BEVERAGE PACKAGING
□ PLASTIC PACKAGING

SALES INCLUDING ASSOCIATES
ONGOING OPERATIONS 2003



UNDERLYING OPERATING PROFIT*
ONGOING OPERATIONS 2003



	2003 £m	2002 Restated £m	2003 £m	2002 Restated £m
Beverage Packaging	2,503	2,375	276	262
Plastic Packaging	534	489	57	42
Ongoing operations	3,037	2,864	333	304
Disposals and businesses for sale	15	30	1	1
Continuing operations	3,052	2,894	334	305
Discontinued operations	134	266	12	15
	3,186	3,160	346	320

BY REGION

■ UK AND IRELAND
□ CONTINENTAL EUROPE
□ THE AMERICAS
□ REST OF THE WORLD

SALES INCLUDING ASSOCIATES
CONTINUING OPERATIONS 2003



UNDERLYING OPERATING PROFIT*
CONTINUING OPERATIONS 2003



	2003 £m	2002 Restated £m	2003 £m	2002 Restated £m
UK and Ireland	315	345	37	36
Continental Europe	1,385	1,136	154	127
The Americas	1,243	1,304	135	134
Rest of the world	109	109	8	8
Continuing operations	3,052	2,894	334	305
Discontinued operations	134	266	12	15
	3,186	3,160	346	320

* Before goodwill amortisation and exceptional items

OPERATING AND FINANCIAL REVIEW

BUSINESS AND CHARACTERISTICS

Rexam manufactures consumer packaging, selling into a large global market worth approximately US$300bn. Rexam's principal business is beverage packaging, primarily for carbonated soft drinks (CSD) and beer, in metal, glass and plastic. However, a significant part of its business is dedicated to the manufacture of packaging solutions for the beauty, pharmaceutical and food markets, mostly in plastic but also in glass.

Consumer packaging is largely a non-cyclical market. People tend to eat and drink as much in bad times as they do in good. The high value end of the beauty market, however, has shown itself more susceptible to economic cycles.

The long term average sales growth rate for the consumer packaging industry is typically 3-5% per annum and Rexam's underlying sales tend to mirror this. Mature beverage can markets, such as the US, tend to show moderate year on year increases, while developing markets such as Latin America, are growing at above average growth rates. GDP per capita is the economic fundamental driving packaging growth, although changes in lifestyle, demographics and purchasing habits, as well as new product development, are other influencing factors.

As a packaging manufacturer, Rexam can be considered a converter of raw materials. In most years it has been possible to pass on changes in raw material costs to the customer by adjusting selling prices, particularly where supply and demand are in balance. A rapid rise in raw material and energy costs may cause some short term reductions to profits before the cost difference is passed through.

Consumer packaging typically generates strong and consistent cash flow. In Rexam's case, the strong cash flow allows the Group to fund small, bolt on acquisitions and to pursue a progressive dividend policy.

Most of Rexam's businesses are capital intensive and profit is dependant on high utilisation of installed capacity. Mindful of the risk of overcapacity, Rexam works actively to achieve and maintain high levels of utilisation within its businesses.

Rexam's customers are principally international consumer products companies, most of whom are growing their businesses on a global basis through consolidation or geographic expansion. For example, the top three players in the CSD market now account for 80% of market share, while the top ten brewers now have more than 50% of the world beer market. The trend towards consolidation continues.

As world or regional leaders, Rexam's customers are demanding and typically need packaging partners who understand their business and who are able to support their geographic and product expansion programmes.

COMPETITORS

Rexam is the fifth largest consumer packaging company in the world. Unlike some of its competitors, Rexam is a 100% focused consumer packaging business. Rexam is one of the few companies to offer packaging in three materials and for different market segments. Competitors differ according to market segment.

Beverage cans is a consolidated market in which Rexam is the leader worldwide with Ball and Crown Cork & Seal as the other main global players.

In glass, Rexam is only active in northern Europe (including the UK, Scandinavia, Germany, Poland and Benelux) where it is the market leader. The European glass container industry is gradually consolidating with Rexam an active participant. Competitors include St. Gobain, Owens-Illinois, BSN and Ardagh.

Rexam is among the top five leaders worldwide in both the Beauty and Pharmaceutical plastic packaging segments, and is the global leader in certain niche segments including miniature spray samplers and lipsticks. Rexam is number two worldwide in compacts, and number three worldwide in beauty dispensing systems. Competitors in the various niche segments include Aptar, Techpack, St. Gobain/Calmar, Crown Cork & Seal, Alcan Packaging, Bespak and Owens-Illinois.

Rexam Plastic Containers operates in both mature and developing plastic packaging markets, which despite industry consolidation are still relatively fragmented. Rexam's main competitors in its target markets include Huhtamäki and RPC. Rexam focuses on using its core technologies to gain competitive advantage in growth markets in specific geographic areas. In the Nordic region it enjoys a strong geographic market position. At locations in the UK and North America, Rexam's proprietary rotary thermoforming technology provides a competitive advantage. Rexam's Petainer business is a leading supplier of refillable PET bottles and the only producer of advanced high barrier PEN bottles.

Competitor top line growth in consumer packaging is mainly being driven by industry consolidation as evidenced by Rexam and Ball in beverage cans, Alcan and Amcor in flexibles, Amcor in PET, and Rexam and Owens-Illinois in European glass.

STRATEGY

Rexam's vision is to become the leading consumer packaging company in each of its chosen market segments. Leading is not always a question of size. The Group has to be large enough and global enough to meet customer requirements wherever they may be or want to be.

Rexam also needs to be large enough to be an interesting customer to suppliers and to derive maximum value from its combined purchasing power. Leading equally refers to the Group's manufacturing capabilities, product quality, service levels, ability to innovate and the efficiency of how it manages the value chain.

Growth and sustainable profitability are important components of Rexam's strategy to ensure that it remains the preferred partner to its customers and that it can generate the necessary returns and cash flows that will maintain and enhance shareholder value.

Rexam intends to grow its business organically and through acquisition. Key factors for organic growth in the consumer packaging industry, in addition to new applications and new product development, are customer loyalty and adequate investment.

Rexam is establishing strong customer loyalty. Customers are surveyed on a regular basis. In the 2003 survey, Rexam scored higher than the competition on important areas such as product quality, service, logistics and reputation. In short, Rexam is generally regarded as a highly reliable, market leading global consumer packaging company.

Rexam seeks to improve the efficiency of its operations and provide even higher levels of customer service in its businesses, especially the mature ones such as beverage cans and glass, while seeking to focus on value added segments in niche areas in plastic packaging, as they have higher rates of return and/or stronger growth driven by proprietary technologies and other competitive advantages.

Consolidation through acquisition has proven to be a successful strategy for Rexam, as witnessed by the major acquisitions of PLM in 1999 and ANC in 2000, which led to a global position in beverage cans and strong, sustainable cash flows. Subsequent acquisitions have given lead positions in glass containers in northern Europe, as well as in plastic packaging for beauty and pharmaceutical markets on a global basis.

The 2003 acquisition of Latasa made Rexam the leading beverage can maker in Brazil and South America and the number one beverage can maker in the world. In acting as a consolidator in its chosen sectors, Rexam will always bear in mind its financing mix and specific financial performance criteria.

HISTORIC PERFORMANCE

The following table shows the Group's underlying historic performance before retirement benefits net finance cost, goodwill amortisation and exceptional items.

	2003	2002	2001	2000	1999
Underlying sales (£m)	**3,186**	3,160	3,488	2,784	2,389
Underlying operating profit (£m)	**346**	320	300	243	215
Underlying earnings per share (p)	**38.1**	35.8	28.3	25.8	26.6

1999 to 2002 have been restated to exclude the SSAP24 interest/variation credit. For 1999 to 2002 it has been assumed that the regular cost under SSAP24 is broadly similar to the service cost under FRS17. Underlying earnings per share have been restated for the 2003 Rights Issue. 1999 and 2000 have not been restated for FRS19 "Deferred Tax".

Much of the increased profitability has resulted from acquisitions, principally PLM and ANC, price rises in the North American beverage can business and from efficiency programmes that have been implemented throughout the Group. Over the past five years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends.

	Free cash flow * £m	Ordinary dividends £m	Business cash flow * £m	Dividends per share ** pence
1999	110	(56)	54	13.8
2000	105	(59)	46	14.1
2001	200	(60)	140	14.9
2002	176	(70)	106	15.6
2003	**209**	**(76)**	**133**	**16.4**
	800	(321)	479	

* Before acquisitions and disposals
** Restated for the 2003 Rights Issue

GROUP PERFORMANCE

The summary Group profit and loss accounts for 2003 and 2002 are shown below:

	Underlying business performance† £m	Retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
2003:					
Underlying sales	**3,186**				**3,186**
Sales of associates	**-**				**(74)**
Sales	**3,186**				**3,112**
Operating profit	**346**	**-**	**(70)**	**(59)**	**217**
Non operating exceptional items	**-**	**-**	**-**	**(107)**	**(107)**
Interest and other finance costs	**(73)**	**(32)**	**-**	**-**	**(105)**
Profit before tax	**273**	**(32)**	**(70)**	**(166)**	**5**
Tax	**(78)**	**11**	**-**	**21**	**(46)**
Profit/(loss) after tax	**195**	**(21)**	**(70)**	**(145)**	**(41)**
Basic loss per share (p)					**(9.5)**
Diluted loss per share (p)					**(9.5)**
Underlying earnings per share (p)	**38.1**				
Dividends per share (p)					**16.4**
2002 – restated*:					
Underlying sales	3,160				3,160
Sales of associates	-				(74)
Sales	3,160				3,086
Operating profit	320	-	(68)	-	252
Non operating exceptional items	-	-	-	(210)	(210)
Interest and other finance costs	(83)	(11)	-	(35)	(129)
Profit/(loss) before tax	237	(11)	(68)	(245)	(87)
Tax	(66)	4	-	(2)	(64)
Profit/(loss) after tax	171	(7)	(68)	(247)	(151)
Basic loss per share (p)					(34.5)
Diluted loss per share (p)					(34.5)
Underlying earnings per share (p)	35.8				
Dividends per share (p)					15.6

† Underlying business performance is the primary performance measure used by management. Management believes that the exclusion of retirement benefits net finance cost, goodwill amortisation and exceptional items aids comparison of underlying performance.

* The results for 2002 have been restated following the adoption of FRS17 "Retirement Benefits" and for the 2003 Rights Issue. The background to, and impact of these restatements, are discussed later in this Review and are also set out on page 85 of the Accounts.

Following the adoption of FRS17, there has been a significant change to the way in which retirement benefits have been accounted for. This is discussed in detail in the Retirement Benefits section. There have also been a number of exceptional items in the second half of the year and these are explained in the Exceptional Items section.

The discussion of the results set out in the sections of this Review on Group Performance, Business Segment Performance, Retirement Benefits, Interest and Tax is based on the first column of the above tables, "Underlying business performance". It is considered that by adjusting for volatile items, such as the retirement benefits net finance cost and exceptional items, and for non operating items, such as goodwill amortisation, that the underlying figures provide a better comparison of the Group's performance. On the same basis it is considered, for comparison, that underlying sales should include sales of associates. A summary of underlying business performance is set out below.

	2003 £m	2002 £m	Change %
Underlying sales	**3,186**	3,160	1
Underlying operating profit	**346**	320	8
Interest	**(73)**	(83)	12
Underlying profit before tax	**273**	237	15
Tax	**(78)**	(66)	(18)
Underlying profit after tax	**195**	171	14
Underlying earnings per share (p)	**38.1**	35.8	6
Dividends per share (p)	**16.4**	15.6	5

Operations during the year have been resilient with underlying profits and earnings up significantly from last year. Beverage Packaging, despite having to cope with a dramatic drop in underlying sales in Germany, turned in a creditable performance. Plastic Packaging has had an exceptional year, improving its underlying operating profit by £15m to £57m and recording an underlying return on sales of 10.7%, up from 8.6% in 2002.

The following tables, showing underlying sales and underlying operating profit, compare the ongoing Consumer Packaging segments on a consistent basis. This basis excludes disposals and discontinued businesses but includes prior year acquisitions on a full year basis by adding their pre-acquisition results (shown as "Acquisitions in 2002"), and highlights currency fluctuations arising on translation.

Underlying sales

	Total £m	Beverage £m	Plastics £m
Underlying sales reported 2002	3,160		
Disposals in 2002	(296)		
Consumer Packaging 2002 reported in 2003	2,864	2,375	489
Acquisitions in 2002	110	108	2
Currency fluctuations	(13)	(12)	(1)
Consumer Packaging 2002 pro forma basis	**2,961**	**2,471**	**490**
Acquisitions in 2003	89	73	16
Change in underlying sales	(13)	(41)	28
Consumer Packaging reported in 2003	**3,037**	**2,503**	**534**
Disposals in 2003	149		
Underlying sales reported in 2003	3,186		

Underlying sales, excluding currency fluctuations, on a comparable basis showed a small decline. The introduction of a deposit system on all one-way beverage packaging in Germany during 2003 had a significant effect on beverage packaging volumes in that country. As a consequence, Rexam's underlying sales were reduced by approximately £65m compared with the prior year. Adjusting for this factor as well as currency, underlying sales would have shown an increase of just under 2%. Consistent with the first half trading, underlying sales in all Sectors, except the European beverage can business, were ahead of prior year. In particular, it is encouraging to report that underlying sales in the Beauty and Pharma Sector have recovered well following the decline post "September 11" and were ahead of last year by about 6%.

Underlying operating profit

	Total £m	Beverage £m	Plastics £m
Underlying operating profit 2002 - restated	320		
Disposals in 2002	(16)		
Consumer Packaging 2002 reported in 2003	304	262	42
Acquisitions in 2002	7	7	-
Currency fluctuations	-	1	(1)
Consumer Packaging 2002 pro forma basis	**311**	**270**	**41**
Acquisitions in 2003	13	11	2
Change in underlying operating profit	9	(5)	14
Consumer Packaging reported in 2003	**333**	**276**	**57**
Disposals in 2003	13		
Underlying operating profit reported in 2003	346		

	Total £m	Beverage £m	Plastics £m
Analysis of the changes in underlying operating profit:			
Price changes	25	24	1
Cost changes	(39)	(28)	(11)
Price and cost changes	(14)	(4)	(10)
Volume and mix increases	13	2	11
Efficiency and other savings	30	21	9
Downturn in Germany and downtime due to conversion of Spanish lines	(20)	(24)	4
	9	(5)	14

Underlying operating profit, after taking into account acquisitions, disposals and currency movements, increased by £9m (3%). The combination of volume and efficiency savings helped offset the effect of the German deposit system and the start up in the Spanish beverage can operation following its conversion to steel, which together accounted for a reduction of £20m.

EXCHANGE RATES

The principal exchange rates used in preparation of the Accounts are set out on page 85 of the Accounts.

Profit and loss account

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly against sterling during the year, and the euro, which strengthened and therefore offset the weakness in the US dollar.

The net effect of currency caused underlying sales to be reduced by £13m whilst underlying operating profit was unchanged, compared with the previous year. The movement in exchange rates had the following impact on translation into sterling for underlying sales and underlying operating profit in 2003:

	Underlying sales £m	Underlying operating profit £m
US dollar	(114)	(14)
Euro	80	12
Other currencies	21	2
	(13)	-

Looking forward into 2004, the US dollar has continued to weaken substantially. It is Rexam's policy to buy aluminium forward in US dollars for the European beverage can business and to hedge the resulting currency exposure to secure its cost levels against expected selling prices. Because of this, the impact of recent movements in the US dollar exchange rate compared with the euro is not likely to have a material beneficial transaction impact on European beverage can profit until 2005.

However, in 2004 the effect of translating into sterling the results of businesses based in the US and those which have the US dollar as their functional currency, will be to reduce the sterling value of both underlying sales and underlying operating profit. The exposure to changes in the US dollar exchange rate has increased with the acquisition of Latasa. The precise impact cannot be ascertained until the average exchange rates for 2004 have been calculated. However, based on the 2003 results, it is estimated that a 10 cent change in the principal currencies would have the following impact:

	Underlying sales £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	80	10	8
Euro	60	9	6

Balance sheet

Although most of the Group's borrowings are denominated in US dollars and euros, currency movements in the year have had little impact on net borrowings overall, owing to the offsetting nature of the changes in the US dollar and euro exchange rates. The weakness of the US dollar reduced net borrowings by approximately £50m whilst the strength of the euro increased them by approximately £70m. Similarly, changes in currency increased shareholders' funds by £5m, as shown in the statement of total recognised gains and losses.

BUSINESS SEGMENT PERFORMANCE

All the disposals, businesses for sale and discontinued operations are grouped together under disposals.

	Underlying sales £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest, other finance costs and tax £m
2003:				
Beverage Packaging	**2,503**	**276**	**11.0**	**166**
Plastic Packaging	**534**	**57**	**10.7**	**38**
Consumer Packaging	**3,037**	**333**	**11.0**	**204**
Disposals	**149**	**13**		**(94)**
	3,186	**346**	**10.9**	**110**
2002:				
Beverage Packaging	2,375	262	11.0	209
Plastic Packaging	489	42	8.6	30
Consumer Packaging	2,864	304	10.6	239
Disposals	296	16		(197)
	3,160	320	10.1	42

The improvement in underlying margins to 11.0% for Consumer Packaging in 2003, up from 10.6% in 2002, represents a solid performance and underlines the strength of the Group as a whole, with the negative impact of the German deposit system being compensated by other businesses in the portfolio.

The following chart shows the progress achieved over the last four half years for Consumer Packaging.

Underlying sales and underlying operating profit by half years (£m)



Return on sales %
Half 1 2002
1,463
149
10.2
Half 2 2002
1,401
155
11.1
Half 1 2003
1,497
157
10.5
Half 2 2003
1,540
176
11.4
Underlying sales
Underlying operating profit

Beverage Packaging

	2003	2002
Underlying sales (£m)	**2,503**	2,375
Underlying operating profit (£m)	**276**	262
Return on sales (%)	**11.0**	11.0

Beverage Packaging increased its underlying sales and operating profit whilst maintaining its margin at 11%. The majority of the increases can be attributed to the acquisitions in the glass and beverage can businesses (sales £181m and profit £18m). Beverage Packaging continues to focus on efficiency savings and benefited from synergies through the integration of the glass acquisitions in Germany and further rationalisation of its manufacturing operations.

The introduction of a deposit on one-way beverage packaging in Germany, and to a much lesser extent the conversion to steel in Spain, affected the overall performance of Beverage Packaging, reducing underlying sales and underlying operating profit by £73m and £24m respectively. The situation in Germany is being carefully monitored and, as far as possible, capacity at the plants is being utilised to support growth in other regions. However, owing to continued uncertainty in the German market, it has been necessary to reduce production capacity in the short term and take an impairment charge against fixed assets. This is discussed in the section on Exceptional Items below.

The performance of the beverage can business in the Americas was strong in local currency, despite a challenging market in Brazil where local currency devaluation reduced pricing. The newly acquired business, Latasa, had a good first month in Rexam, benefiting from strong sales volumes. At the end of 2003 Rexam announced the closure of an end manufacturing plant in the US to improve cost competitiveness.

The Glass business grew substantially on the back of acquisitions in Germany and better trading in northern Europe. The introduction of the German deposit system initially benefited the business as demand for refillable beverage containers increased, offsetting a decline in one-way containers. The acquisitions in Germany, Nienburger Glas and Lüner Glas, delivered £3m of synergies, ahead of expectations, following their successful integration. The £7m cost of restructuring has been taken as an exceptional charge in the year.

Plastic Packaging

	2003	2002
Underlying sales (£m)	**534**	489
Underlying operating profit (£m)	**57**	42
Return on sales (%)	**10.7**	8.6

Following the sale of the Healthcare Flexibles Sector in October, Plastic Packaging now comprises the Beauty and Pharma Sector and the Plastic Containers Sector. The acquisition of Risdon Pharma in August 2003 has given Rexam more business in the pharmaceutical market and the operating name of the Sector has been changed to reflect this.

Plastic Packaging had an excellent year. Underlying sales and underlying operating profit were up by 9% and 36% respectively and operating margins are approaching 11%. Acquisitions increased underlying sales and underlying operating profit by £18m and £2m respectively. The Beauty businesses enjoyed better trading conditions following the downturn experienced in 2002. The US beauty pumps business, acquired in 2002, and the plastic pharmaceutical packaging businesses, acquired in 2003, both performed in line with expectations.

The Petainer business, which manufactures refillable PET and PEN bottles, achieved a substantial increase in underlying sales and underlying profit as a consequence of higher demand for refillable containers in Germany. The thin wall plastics business in the US was also able to benefit from additional volumes of food trays. The performance of a number of the thin wall plastics businesses in Europe was less encouraging and action is being taken to address the situation. It was necessary to take an impairment charge against their fixed assets. This is further discussed in 'Exceptional Items' below.

RETIREMENT BENEFITS

The Group has adopted FRS17 in preparing the Accounts. Accordingly the results for 2002 have been restated. In the context of the profit and loss account, given that the regular cost under SSAP24 and the service cost under FRS17 are broadly similar in size, in effect, the credit to underlying operating profit arising under SSAP24 has been replaced by a net finance cost as illustrated below.

	£m
2003:	
Underlying operating profit	**346**
Interest	**(73)**
Underlying profit before tax	**273**
FRS17 net finance cost	**(32)**
Underlying profit before tax after FRS17 net finance cost	**241**

	Originally reported £m	FRS17 restatement £m	Restated £m
2002:			
Underlying operating profit before interest/variation SSAP24 credit	320	-	320
Interest/variation SSAP24 credit	37	(37)	-
Underlying operating profit	357	(37)	320
Interest	(83)	-	(83)
Underlying profit before tax and FRS17 net finance cost	274	(37)	237
FRS17 net finance cost	-	(11)	(11)
Underlying profit before tax after FRS17 net finance cost	274	(48)	226

The net finance cost for 2003 of £32m is based on the market value of the retirement benefit assets and liabilities at 31 December 2002.

The net finance cost can be analysed as follows:

	2003 £m	2002 £m
Defined benefit pension schemes:		
Expected return on scheme assets	**125**	155
Interest on scheme liabilities	**(138)**	(149)
	(13)	6
Retiree medical:		
Interest on scheme liabilities	**(19)**	(17)
Net finance cost	**(32)**	(11)

The increase in the net finance cost compared with 2002 is due to weak global equity markets, which reduced the value of assets, and lower interest rates, which increased the value of liabilities, at 31 December 2002.

The net finance cost for 2004 is estimated to be £28m and, since it is based on market values and interest rates at 31 December 2003, it is broadly fixed. To give an idea of the sensitivity of the assumptions used under FRS17, all other things remaining equal, a 0.5% change in both UK and US long term interest rates used to value bonds and to discount liabilities would result in a change to shareholders' funds of approximately £115m. It would also change the service cost and the net finance cost in a full year each by approximately £3m, with higher interest rates generating a gain to shareholders' funds and a lower service cost and net finance cost. Similarly, given that just over 45% of Rexam Group pension scheme assets are invested in equities, a 10% change in global equity markets would result in a change to shareholders' funds of approximately £70m. The net finance cost charge in a full year would change by approximately £8m, with higher equity values generating a gain to shareholders' funds and a lower net finance cost.

There has also been a significant change to the 2002 balance sheet. As previously reported, the impact of the restatement has reduced shareholders' funds by £424m as at 31 December 2002. Under FRS17, changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. At 31 December 2003, these changes further reduced shareholders' funds by £79m.

The actuarial changes in the year are detailed below:

	£m	£m
Defined benefit schemes:		
Scheme assets – returns higher than expected	117	
Experience losses	(18)	
Scheme liabilities – lower discount rates	(199)	
		(100)
Retiree medical:		
Experience gains	14	
Scheme liabilities – lower discount rates	(37)	
		(23)
Actuarial change before tax		(123)
Tax		44
Changes in actuarial valuations after tax		(79)

The actuarial changes are primarily a consequence of reductions in the interest rates used to discount liabilities: from 5.50% to 5.40% in the UK and from 6.75% to 6.00% in the US. This was offset by higher than expected equity values as at 31 December 2003. Experience gains and losses relate to the differences between original actuarial assumptions and the actual outcome or latest assumptions.

As previously reported, Rexam has increased its ongoing cash contributions to the defined benefit pension schemes in 2003. The total cash payments in respect of retirement benefits for the year are set out below.

	2003 £m	2002 £m
Defined benefit pension schemes	16	9
Other pension schemes	4	4
Retiree medical	23	23
	43	36
Exceptional payment	10	-
Total cash payments	53	36

The exceptional payment was in respect of a defined benefit arrangement which requires assets to be maintained at a fixed percentage of liabilities. The assets in the scheme have been switched from equities into bonds and therefore no further exceptional payments are expected to be required. It is expected that the cash payments in 2004 will be similar to the total cash payments in 2003.

INTEREST

Interest charged in the year was £73m, a reduction of £10m from 2002. This is attributable to lower average borrowings as a result of the disposal programme and lower short term interest rates. At December 2003 around 64% of net borrowings were at fixed rates and 36% at floating rates. The average interest rate during the year was 5.2%.

Interest cover, based on underlying operating profit, at 4.7 times is comfortably above the Group's long term parameter, which is to maintain interest cover above 4 times.

TAX

The tax charge for the year was £78m (28.6%) on underlying profit (2002: £66m (27.8%)). It is currently expected that the percentage charge will be higher in 2004 and likely to increase to around 31% by 2005, moving towards the overall tax rates in the regions in which the Group operates.

Tax payments for the year were £39m compared with £28m in the previous year, representing 50% and 42% respectively of the tax charge on underlying operations. Payments in both years were reduced by utilisation of tax losses and by repayments received following settlement of prior year tax assessments. In the next few years it is expected that the cash tax paid will be about 80% to 90% of the profit and loss account charge.

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2003.

	£m	£m
(Charged)/credited against operating profit:		
Fixed asset impairments	(50)	
Reorganisation costs	(15)	
Recovery of debtor previously written off	6	
		(59)
Gross profit on disposal of businesses	55	
Capitalised goodwill written off	(1)	
	54	
Goodwill previously eliminated against reserves	(161)	
Net loss on disposal of businesses		(107)
Tax		21
Total exceptional items after tax		(145)

Trading exceptional items

The exceptional charges with respect to fixed asset impairments relate mainly to the beverage can trading situation in Germany, the closure of an end manufacturing plant in the US and to low returns by a number of the thin wall plastics businesses in Europe. In Germany, as discussed under "Group Performance" previously, it has been necessary to cut back production. This necessitated a write down of goodwill associated with Nacanco GmbH, the recently acquired beverage can business. Part of the European thin wall plastics business experienced difficult trading conditions and it became evident that the value of their fixed assets had been impaired. Action is being taken to address this situation.

The restructuring costs were incurred on the integration of the German glass acquisitions, the closure of a can end manufacturing plant in the US and on the acquisition of Latasa in Brazil. These charges were offset by the recovery of an amount due from a debtor previously written off.

Non-trading exceptional items - disposal of businesses

The loss on disposal of businesses principally relates to the sale of the Healthcare Flexibles Sector in October 2003. A substantial amount of goodwill, previously eliminated against reserves, is attributed to the disposed businesses and, in accordance with accounting standards, was written off. This goodwill write off has no impact on shareholders' funds or cash flow. In addition, it was necessary to make a provision against proceeds from a prior year disposal which was received in the form of loan notes. This, together with proceeds received in the year, reduced outstanding deferred consideration for disposals to £4m.

EARNINGS/(LOSS) PER SHARE

The basic loss per share for the Group was 9.5p (2002: 34.5p). This includes the exceptional profits and losses arising from restructuring, impairment and the sale of businesses. The growth in underlying earnings per share has been robust, up from 35.8p in 2002 to 38.1p in 2003, an increase of 6%.

	2003 pence	2002 restated * pence	2002 reported pence
Earnings/(loss) per share:			
Basic	**(9.5)**	(34.5)	(29.4)
Underlying	**38.1**	35.8	38.1
Underlying including retirement benefits net financing cost	**33.8**	34.3	44.1
Average number of shares (millions)	**496**	458	428

*Restated for FRS17 "Retirement Benefits" and for the 2003 Rights Issue

The average number of shares has been increased by approximately 7%, or 30m shares, to reflect the bonus factor inherent in the 2003 Rights Issue. The same adjustment factor was also applied to reduce the reported dividends per share for 2002 from 16.7p to 15.61p per share.

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 9.58p per share bringing the total dividend for the year to 16.40p per share (as restated), an improvement of 5% over 15.61p per share in 2002 (as restated). This is in line with Rexam's policy to increase the dividend payout by about 5% per annum on the assumption that the financial resources are available and that earnings growth continues as expected. The dividend is covered 2.0 times (2002: 2.1 times) by attributable profit before goodwill amortisation and exceptional items.

CASH FLOW

Free cash flow for the year was an inflow of £209m compared with an inflow of £176m in 2002. Whilst this is an excellent achievement it should be noted that capital expenditure was somewhat below normal levels. In addition working capital includes a one time benefit from newly acquired glass businesses and tax payments continue to benefit from refunds and tax losses generated in prior years. The working capital outflow of £26m in the year included a £13m outflow arising from the cancellation of the US debtor securitisation programme.

There were two equity share issues during the year. In January 2003 a share placing, to partly fund the German glass acquisitions, raised £84m after expenses and in October 2003 a rights issue, to partly fund the acquisition of Latasa SA, raised £218m after expenses. In addition, shares to the value of £5m were issued to satisfy the exercise of options under share option schemes.

	2003 £m	2002 £m
Cash flow from operating activities before change in working capital	**517**	463
Change in working capital	**(26)**	(12)
Cash flow from operating activities	**491**	451
Capital expenditure (net)	**(159)**	(164)
Purchase of fixed asset investments	**(13)**	(14)
Interest, non equity and associate dividends and tax	**(110)**	(97)
Free cash flow	**209**	176
Equity dividends	**(76)**	(70)
Business cash flow	**133**	106
Acquisitions*	**(428)**	(141)
Disposals**	**192**	56
Exceptional financing item	**-**	(35)
Cash flow including borrowings acquired and disposed	**(103)**	(14)
Exchange fluctuations	**(15)**	15
Amortisation of financing fees	**(3)**	(7)
Share capital changes (net of costs)	**307**	12
Net borrowings at the beginning of the year	**(1,355)**	(1,361)
Net borrowings at the end of the year	**(1,169)**	(1,355)

* Includes net borrowings acquired of £176m (2002: £30m) and loan to associate of £1m in 2002

** Includes net borrowings disposed of £36m (2002: £11m) and repayment of loan to associate of £1m in 2003

Capital expenditure

Gross capital expenditure for the year was £165m, while net expenditure after asset disposals was £159m. On a gross basis, spending was lower than in prior years, an investment rate of 96% of depreciation. The expenditure on new and converted beverage can lines in Russia and Spain was completed during the year. However, the situation in Germany and delays in the timing of certain projects reduced capital expenditure below depreciation in 2003. It is anticipated that expenditure in 2004 will be between 1.00 and 1.10 times the level of depreciation.

Capital expenditure/depreciation (£m)


Ratio
2003
165
171
0.96
2002
173
148
1.17
2001
180
164
1.10
Capital expenditure (gross)
Depreciation

Acquisitions

In 2003 expenditure on acquisitions, including net borrowings assumed totalled £428m as set out below:

	£m
Latasa	**254**
Risdon Pharma	**86**
Nacanco	**34**
Lüner Glas	**29**
Minority interest in Rexam Der Kwei	**13**
Nienburger Glas – additional consideration	**7**
Other	**5**
	428

The principal transaction completed in the year was the acquisition in November 2003 of 89% of Latasa SA, the leading beverage can manufacturer in Brazil. In July 2003 the Group acquired the shares in Nacanco GmbH and procured the repayment of investor loan notes at a combined cost of £3m while assuming £31m of net borrowings. These borrowings were principally loans due to Rexam and were subsequently refinanced and repaid within the Group. Other transactions within Beverage Packaging were the acquisition of Lüner Glas GmbH in February 2003 and the final payment for Nienburger Glas GmbH acquired in November 2002. In August 2003 Risdon Pharma Devices was acquired providing Rexam with a leading position in a growth segment in Plastic Packaging. The remaining 33% of Rexam Der Kwei, a beauty business based in the Far East, was acquired in May 2003.

Disposals

The principal disposals completed in the year were the Healthcare Flexibles Sector in October 2003 for £135m and TBS Engineering in June 2003 for £24m, including their net borrowings. In addition, proceeds were received in respect of prior year disposals amounting to £33m, after deducting costs.

BALANCE SHEET AND BORROWINGS

	2003 £m	2002 restated * £m
Intangible fixed assets	**1,195**	1,154
Retirement benefits (net of deferred tax)	**(496)**	(406)
Other net assets	**1,292**	1,160
	1,991	1,908
Shareholders' funds	**803**	544
Minority interests	**19**	9
Net borrowings	**1,169**	1,355
	1,991	1,908
Gearing (%)	**142**	245
Interest cover (times)**	**4.7**	3.9
Net borrowings/EBITDA (times)**	**2.3**	2.9
Free cash flow/net borrowings (%)	**18**	13

* Restated for FRS17 "Retirement benefits"

** Based on underlying operating profit

As discussed in Retirement Benefits above, shareholders' funds were reduced by £424m due to the impact of the FRS17 restatement. Consequently, gearing at 31 December 2002 increased substantially from 139% as reported to 245%. During the year net borrowings fell by £186m to £1,169m at 31 December 2003 as a result of strong cash flows and proceeds from equity issues.

The Group's principal borrowing facilities comprise bonds issued under its Global Medium Term Note (MTN) programme and a euro1.4bn syndicated bank facility. The maturity profile of Rexam's borrowings has materially improved since the MTN programme was set up. By diversifying its funding sources and borrowing to a range of maturity dates Rexam has considerably reduced its refinancing risk.

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks.

Derivatives are used for hedging financial risks. Rexam does not normally use derivatives for purposes other than hedging and where their use may be deemed to be such, it is done in a strictly controlled manner. In 2003 and 2002 such use was immaterial and does not require disclosure.

With over 95% of Rexam's net assets outside the UK, and therefore denominated in foreign currencies, hedging the balance sheet position is very important. As well as hedging net assets, this helps protect gearing and covenant ratios against adverse currency movements. Rexam therefore has its borrowings denominated in foreign currencies, which, with the use of foreign exchange (FX) forward contracts and cross currency swaps, provides hedges for its foreign currency assets. Interest expense is also largely in foreign currencies and acts as a partial hedge on the profits earned by those overseas assets.

Underlying net assets/net borrowings (£m)


Total
1,991
1,169
US$
725
623
Euro/ Scand
1,042
744
Sterling
31
(222)
Other
193
24
Underlying net assets
Net borrowings

The maturity profile of Rexam's borrowings is shown in Note 19 and is discussed in Balance Sheet and Borrowings above. It is Rexam's policy to maintain a range of maturity dates for its borrowings, and to refinance them in good time, so as to reduce refinancing risk.

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly by using interest rate swaps. The interest rate risk profile of the Group is set out in Note 20c to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 20g to the Accounts. The issue of longer term debt through the MTN programme has introduced a significant new element to Rexam's debt and financial risk management processes. Fixed rate debt in sterling and euros was issued in 2002 to meet strong investor demand for public issuance in those currencies, which helped the pricing of the notes issued under the MTN programme. However, Rexam's fixed to floating rate debt proportions were already relatively high and so its own funding needs were for floating rate euros and US dollars. To satisfy both investor demand and meet its own funding needs, Rexam entered into a series of swap transactions simultaneously with the pricing of the notes. These completely swapped the cash flows from the fixed rate note issues as follows:

- Euro 550m was swapped to floating rate euros, with interest rates set at EURIBOR plus a margin;
- £250m was swapped to US$356m, at floating interest rates set at US dollar LIBOR plus a margin.

A further 'tap' MTN issue of £120m was made in February 2003 and, again simultaneous to issue, it was swapped into US$194m floating rate US dollar interest rates to its maturity.

Additional smaller private issues of MTN's have been made in response to investor enquiries. Most of these notes have been issued at floating rates (set in relation to the appropriate LIBOR) to fit more readily into the Group's funding profile. This has enabled Rexam to continue to manage the fixed to floating rate proportion of its borrowings and the duration of the fixed rate borrowings independently of the sourcing of the funding.

A significant proportion of existing US dollar interest rate swaps, put in place after the ANC acquisition in 2000, matured in the third quarter of 2003. Consequently, in September 2003 it was decided to enter into a series of new forward starting interest rate swaps to replace them. In order to reduce the potential impact of IAS39 when International Financial Reporting Standards are adopted by the Group, the maturity of these interest rate swaps was extended to match the term of the related sterling notes issued under the MTN programme, which themselves had been cross currency swapped to form synthetic US dollar floating rate notes. The resultant proportion of US dollar borrowings that is at fixed rates is £266m, 43% (2002: £240m, 57%), and the average duration has been extended to 3.7 years from 3.6 years.

A number of euro interest rate swaps were also put in place in 2000. Whilst some maturing swaps were not replaced, others were extended for the same reasons and in the same manner as the US dollar swaps described above. As a result, euro borrowings at fixed rates reduced to £477m, 64% of the total (2002: £543m, 74%), while the average duration increased to 2.6 years from 2.1 years in the previous year.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Where appropriate, hedging strategies using forward currency contracts and other derivatives, are put in place for managing these exposures. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when exchange rates are judged to be favourable or to protect against increased risk.

Longer term foreign exchange contracts have been entered into to hedge the longer term sales and purchasing contracts of the European beverage can operation. As a result, a proportion of FX hedges extend beyond the end of 2004 into 2005 and 2006.

The fair value of FX hedge transactions is shown in Note 20g to the Accounts. None of the open FX positions at 31 December 2003 related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures and dividend flows. These are treated as hedges for accounting purposes and they are only recognised when the related purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives used, together with currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, offsetting movements in assets. All gains and losses arising in this way are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied is disclosed in Note 20h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses that have exposures to commodities traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. To manage such exposures, the Group currently uses the London Metals Exchange for aluminium, used by the European beverage can operation, and the New York Mercantile Exchange for hedging certain energy exposures.

Rexam manages the purchase of certain raw materials, including aluminium, and other costs, including energy, through physical supply contracts which, in the main, relate directly to commodity price indices. The contracts can be hedged with appropriate derivative contracts to fix and manage the costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time.

The fair value of commodity hedge transactions is shown in Note 20g to the Accounts. None of the commodity positions related to commodity trading or speculative trading at 31 December 2003. The commodity hedges relate to contracted and expected future purchases of aluminium sheet and energy. They will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are accounted for as hedges and are not recognised in the balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In June 2002, the Council of the European Union adopted a regulation requiring listed companies in its Member States to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The first Rexam Annual Accounts prepared under IFRS will be those for the year ending 31 December 2005. The first financial results announcement prepared in accordance with IFRS will be for the first half of 2005.

The Group's project to convert its financial reporting from UK GAAP to IFRS is progressing well. A training programme is in the process of being rolled out to all finance staff worldwide. Planning for the collection of historical data, which will provide the comparative information under IFRS in 2005, is well advanced.

SUMMARY

The 2003 performance demonstrates the strength of the Rexam Group as a whole. Beverage Packaging returned another robust performance, despite Germany. Plastic Packaging made a strong come back and Group free cash flow continued to be excellent.

Rolf Börjesson
Chief Executive

Graham Chipchase
Finance Director

4 March 2004

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2003.

FINANCIAL RESULTS, BUSINESS REVIEW AND FUTURE PROSPECTS

The Group's financial results, business review and future prospects can be found in the Chairman's Statement and Chief Executive's Review in the separate Annual Review 2003, and in the Operating and Financial Review in this document, the Annual Accounts 2003.

DIVIDENDS

As stated at the time of the 2003 Rights Issue, the dividend rate on the ordinary shares has been adjusted to reflect the bonus element of the rights issue. The directors are therefore proposing a final dividend on the ordinary shares of 9.58p per ordinary share which, subject to shareholder approval, will be paid on 1 June 2004 to shareholders on the register at the close of business on 14 May 2004. The shares will be quoted ex-dividend from 12 May 2004. When taken with the interim dividend paid to eligible shareholders on 4 November 2003 of 6.82p per ordinary share, restated for the bonus element of the 2003 Rights Issue, this makes a total dividend of 16.40p per ordinary share for the year ended 31 December 2003 (2002: 15.61p restated).

Dividends on the 7.75 pence convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review. The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2002 Report of the Directors confirmed the completion of the acquisition on 18 February 2003 of the German glass container manufacturer, Lüner Glashüttenwerke GmbH.

On 4 June 2003 it was announced that agreement had been reached to acquire Risdon Pharma Development SA, a privately owned plastic pharmaceutical packaging business with factories in France and Germany. Following regulatory approval, the acquisition was completed on 1 August 2003 for £86m.

The acquisition of Latasa SA, the leading beverage can maker in Brazil, was announced on 31 October 2003, subject to completion of the rights issue announced on the same day. The acquisition of 89% of the share capital was completed on 27 November 2003 for £254m, including borrowings assumed, and the Group intends to acquire the remaining 11% of the shares during 2004.

On 19 February 2004, the Group announced the acquisition of Poland Glassworks Holding BV, the holding company of Polglass (Polska) SA, a Polish glassworks, from Hunan NV for a cash consideration of £10m, subject to adjustment on completion. The acquisition of Glas Moerdijk BV, a glassworks in the Netherlands, from Heineken NV was completed on 20 February 2004 for a consideration of £29m.

Disposals

The sale of TBS Engineering Limited to Berkshire Hathaway Inc was completed on 27 June 2003 for a consideration of £24m. This sale marked the completion of the disposal of Rexam's former building and engineering business.

On 21 August 2003 the Group announced the disposal of its Healthcare Flexibles businesses to Amcor Limited. The disposal completed for a consideration of £135m on 17 October 2003 following receipt of regulatory approval.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 35 of the Annual Review 2003.

As stated in the 2002 Report of the Directors, Graham Chipchase was appointed an executive director on 10 February 2003 and succeeded Michael Hartnall as Finance Director on 10 March 2003. Michael Hartnall and John Warren, Deputy Chairman, retired from office at the Annual General Meeting on 15 May 2003.

Chris Clark was appointed a non executive director on 20 March 2003 and as Deputy Chairman on 28 August 2003. Carl Symon was appointed a non executive director on 17 July 2003. Both directors have wide international business experience and bring proven track records to add further strength to the Board. Francis Labbé resigned as a director on 29 October 2003.

On 5 January 2004, Stefan Angwald was appointed an executive director and Chief Executive designate to succeed Rolf Börjesson as Chief Executive at the conclusion of the Annual General Meeting 2004. Stefan Angwald has extensive experience and strategic insight in manufacturing and marketing as well as broad experience of managing a multinational business of a similar size, structure and focus to Rexam. The Board believes that his industrial background, international experience and knowledge of the dynamics of a consolidated manufacturing industry with strong customers and strong suppliers gives him the right qualities to take Rexam through the next stages of its development.

Jeremy Lancaster will retire as Chairman at the Annual General Meeting 2004 and be succeeded by Rolf Börjesson. Prior to the announcement of Rolf Börjesson's appointment as Chairman, the appointment was discussed with the Company's major institutional shareholders who fully supported the Board's proposal. They consider that Rolf Börjesson's continued involvement with the Company will provide a balanced and stable platform as the Company continues to develop.

In accordance with the Articles of Association, Carl Symon and Stefan Angwald who have been appointed as directors since the last Annual General Meeting will retire from the Board at the Annual General Meeting 2004 and, being eligible, offer themselves for election. Yves Dominioni, executive director with responsibility for the Beauty & Pharma Sector, and Michael Buzzacott and David Tucker, non executive directors, retire from the Board at the Annual General Meeting 2004 and, being eligible, offer themselves for re-election.

The service contracts of all executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company as specified in the Notice of Annual General Meeting 2004.

DISCLOSABLE INTERESTS

None of the directors had a material interest during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in all the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in Note 14 to the Accounts.

Full details of the share interests of those directors holding office on 31 December 2003 in the ordinary share capital of the Company, including any interest of a connected person, are set out in the Remuneration Report.

SHARE CAPITAL

At the Annual General Meeting 2003, shareholders approved an increase in the Company's authorised share capital from £447,739,999 to £600,000,000 by the creation of an additional 236,848,891 new ordinary shares.

As stated in the 2002 Report of the Directors, 21.57m new ordinary shares were placed in the market at a price of £3.97 per share on 13 January 2003, raising £84m after expenses. On 31 October 2003, the Company announced a rights issue to shareholders to partly fund the acquisition of Latasa SA. Under the authority given to the directors 87.76m new ordinary shares were issued at £2.55 per share, raising £218m after expenses.

Details of the rights issue and the Company's ordinary and preference share capital as at 1 January 2003 and 31 December 2003 can be found in Note 23 to the Accounts.

EMPLOYEE SHARE SCHEMES

Details of the Company's employee share schemes can be found in the Remuneration Report and in Note 23 to the Accounts.

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institution of its own and its clients' interests of 3% or more in the issued ordinary share capital of the Company. The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
The AEGON UK plc Group of Companies	18,262,861	3.99

RESEARCH AND DEVELOPMENT

The Group commits sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the market segments in which it operates. Expenditure during the year amounted to £16m (2002: £20m).

ENVIRONMENT

Information relating to the Company's policies towards the environment can be found under Corporate Responsibility in the Annual Review 2003 and in the separate publication, Environmental and Social Report 2003.

PAYMENTS TO SUPPLIERS

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 20 days' (2002: 23 days) purchases outstanding at 31 December 2003 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £98,000 (2002: £102,000). The worldwide total amounted to £251,000 (2002: £246,000). No donations were made for political purposes.

EMPLOYEES

The Rexam Way identifies the core values that distinguish Rexam as a market leader and employer of choice. Continuous Improvement, Teamwork, Trust and Recognition are the values that the Group has identified and which involve, inform and motivate employees to work towards the vision of making Rexam the leading consumer packaging group in each of its chosen market segments.

The Group has active policies of equal opportunity ranging from selection and recruitment to training and development which meet the needs of its Sectors and the locations in which they operate around the world. Disabled people are given full consideration for employment and subsequent training (including, if needed, retraining for alternative work where employees have become disabled), career development and promotion on the basis of their aptitudes and abilities. The Group's Horizon Program aims to achieve a unified approach to the career progression of talented people in Rexam through structured programmes run globally for varying management levels. The Sectors are responsible for running training programmes that aim to develop specific skills for their employees.

Communication with employees has an important focus through regular team briefings when employees can participate and give their views on any aspect of the Group's business. The in-house magazine, @Rexam, is published four times a year in fifteen languages for worldwide distribution and the Annual Review and Annual Accounts are available on the Company's web site. The Group's global intranet is an immediate source of information and knowledge and is continually being enhanced and updated.

The Rexam European Forum (REF) is a joint employee representative and management body created for the exchange of information and the establishment of dialogue concerning issues impacting on Rexam's employees within the European Economic Area. The REF holds an annual meeting, usually in April, attended by the Chief Executive and other senior management. A smaller coordinating committee drawn from within the REF exists to discuss organisational issues as well as exceptional business issues which may arise and which may have an impact on Rexam's European employees. The REF has now been in operation for six years and is currently undergoing a scheduled review of its operating agreement and effectiveness.

The Company has well established employee share schemes to promote share ownership, as described in the Remuneration Report. Competitive pension and benefit packages are offered and, subject to the culture, market practices and regulations in the countries where we carry out our business, benefits may be provided in whole or in part by the government, private or supplementary Rexam sponsored programmes. Details of the Group's worldwide pension arrangements can be found in the Operating and Financial Review.

ANNUAL GENERAL MEETING 2004

The Annual General Meeting of the Company will be held at 11.00am on Tuesday 25 May 2004 at Church House, Dean's Yard, London SW1, details of which can be found in the Notice of Annual General Meeting 2004.

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2003, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 43.5m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2004. Further details can be found in the Notice of Annual General Meeting 2004.

AUDITORS

PricewaterhouseCoopers LLP were appointed as the Company's auditors at the Annual General Meeting 2003. A resolution for their re-appointment will be proposed at the Annual General Meeting 2004.

On behalf of the Board
David Gibson
Company Secretary
4 March 2004

CORPORATE GOVERNANCE REPORT

COMPLIANCE

The Group's governance policies as monitored by the Board are kept under constant review. The new Combined Code on Corporate Governance published in July 2003 (the new Combined Code) and applying to reporting years commencing on or after 1 November 2003 is currently being considered and the Company's policies and procedures are being reviewed to assess the current extent of compliance with the new Combined Code. The Annual Report for the year ending 31 December 2004 will refer to the Company's compliance with the new Combined Code.

During 2003, Rexam complied with the provisions set out in Section 1 of the current Combined Code. This Report, together with the Report of the Directors and the Remuneration Report, provides a summary of the Group's procedures for applying the principles of corporate governance and the extent to which such procedures have been applied.

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision. There are well documented procedures and controls, including a schedule of matters that require the Board's specific approval. This provides the framework for the decisions to be taken by the Board and those which can be delegated to committees of the Board. The Board approves all Board appointments and removals, and those of the principal advisors and auditors, changes to the Group's management and control structure, all matters relating to the Company's share listing, the Group's strategy, including acquisitions and disposals of businesses, and high level financial decisions. All capital expenditure projects over £10m or any capital expenditure project which, regardless of the amount, does not meet the Group's primary financial criteria requires Board approval. Further details on internal control and internal financial control are given on pages 68 and 69.

The various Board committees have authority to make decisions in their areas of expertise which are more fully explained on pages 69 and 70. The full terms of reference of the Audit, Finance, Nomination, Remuneration and Retirement Benefits Committees can be found on www.rexam.com.

There were seven scheduled Board meetings during 2003 and two additional meetings to consider matters which were time critical and not appropriate to be dealt with by way of written resolution. All directors in office at the date of the meetings were present with the exception of the meetings in July and December when Chris Clark gave apologies for absence. Where a member of the Board cannot be present at a meeting, he receives a full copy of the papers for such meeting and is given an opportunity to comment on the matters to be discussed.

The names of the members of the Board committees are given on page 70, together with the number of meetings held during the year.

Rolf Börjesson has met with the non executive directors at least three times in 2003 to discuss matters of interest on a less formal basis.

The Group's insurance programme is reviewed annually and appropriate insurance cover is obtained to protect the directors and senior management in the event of a claim being brought against any of them in their capacity as directors and officers of the Company.

Chairman and Chief Executive

Rexam has a part time Chairman and a part time Deputy Chairman, both of whom are non executive and independent, and a Chief Executive. There is a clear division of responsibility between the positions, with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. The terms of reference and job specifications for the roles of Chairman, Deputy Chairman and Chief Executive were reviewed during 2003 and approved by the Nomination Committee.

Jeremy Lancaster is Chairman until he retires from office at the Annual General Meeting 2004, and will be succeeded by Rolf Börjesson. It is anticipated that Rolf Börjesson will be required to spend two days per week in his role as Chairman. He is currently a non executive director of Copenhagen Airports A/S and Svenska Cellulosa AB which together do not make significant demands on his time. John Warren was Deputy Chairman and also the senior independent director on the Board until his retirement at the Annual General Meeting 2003. Chris Clark, a non executive director, is the current Deputy Chairman and senior independent director. Rolf Börjesson is currently Chief Executive and will be succeeded by Stefan Angwald at the Annual General Meeting 2004. The succession of Rolf Börjesson from Chief Executive to Chairman was discussed with the Company's major institutional shareholders as stated in the Report of the Directors. Details of other directorships held by members of the Board are given on page 35 of the Annual Review 2003.

Board balance and independence

The Board works as a team but independence of thought and approach are encouraged. Directors of different nationalities with wide international experience have been appointed as a majority of Rexam's activities are overseas. The present Board, including Stefan Angwald who was appointed an executive director on 5 January 2004, is made up of five executive directors and five non executive directors. All of the non executive directors are considered to be independent. Influence is balanced within the Board by virtue of the strong independent elements of a non executive Chairman, non executive Deputy Chairman and three non executive directors whose skills and wide international business experience are invaluable in developing the Group's strategy and direction. A biography for each director is shown on page 35 of the Annual Review 2003.

Appointments to the Board

The Nomination Committee proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 70 and consists mainly of non executive directors.

The Nomination Committee regularly considers the ongoing membership of the Board and succession planning. During 2003, the Committee has considered the Group's requirements for a new Chief Executive and two new non executive directors and set job descriptions and objective criteria for the appointments. They instructed and worked alongside external recruitment consultants to evaluate and meet prospective candidates prior to making their proposals to the Board for final approval.

Information and professional development

For each scheduled Board meeting the Chairman and the Company Secretary ensure that, during the week before the meeting, the directors receive a copy of the agenda for the meeting, Group and Sector financial and operating information to ensure that they are properly appraised of the Group's current performance as well as information on any other matter which is to be referred to the Board for consideration.

In the months where there is not a scheduled Board meeting, the directors receive the prior month and cumulative Group and Sector financial and operating information.

Newly appointed directors who are holding a directorship in a listed company for the first time are given external training which, where appropriate, focuses on their role on the Board. There is also an internal induction programme that introduces the director to the Group's businesses, and the Company Secretary gives guidance on Board procedures and corporate governance. The Company Secretary is also available to give ongoing advice to all directors on Board procedures, corporate governance and regulatory compliance. Should a director request independent professional advice to carry out his duties, such advice is available to him at the Company's expense.

Performance evaluation

During 2003, the Board evaluated the terms of reference, membership and responsibilities of its individual Board committees and will continue to do so on an annual basis.

The new Combined Code requirement to annually evaluate the performance of the Chairman, the Board and individual directors is currently being considered with a view to implementing a formal process during 2004.

Re-election of the Board

The Board ensures that each director should be required to submit himself for re-election by shareholders at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the notice convening the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for an initial three year term.

Level and make-up of directors' remuneration

The following sections on directors' remuneration should be read in conjunction with the Remuneration Report.

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. In addition to base salary, executive directors' remuneration is composed of both short term and long term elements that are related to corporate and Sector performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Fees for non executive directors are determined having regard to current market practice and the time spent on Rexam's behalf. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

Policy for directors' remuneration

The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to be present when his own remuneration is being discussed, nor vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 70. The Company's remuneration policy is detailed in the Remuneration Report.

The remuneration of the Chairman and Deputy Chairman is determined by the Remuneration Committee (the Chairman or Deputy Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration

Information as to directors' emoluments and retirement benefits is disclosed in the Remuneration Report.

Dialogue with shareholders

The Board believes that good communication with shareholders is important. There are programmes for the Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Europe and presentations are made on the operating and financial performance of the Group and its longer term strategy. Roadshows are held in the UK, US and Europe immediately after the presentation of the full year and interim results. If it is not possible to arrange face to face meetings, meetings are held by telephone conference. The slide presentations made to representatives of the investment community following the announcement of the full year and interim results are available on-line at www.rexam.com as is a webcast of the results presentations.

The non executive directors are given regular updates as to the views of institutional shareholders and the Deputy Chairman and senior independent director, Chris Clark, is available to meet with institutional shareholders should there be unresolved matters that such shareholders believe should be brought to his attention.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to facilitate greater awareness of the Group's activities. Shareholders are given the opportunity to ask questions of the Board and the Chairman of each Board committee at the Meeting and meet the directors informally after the Meeting. Separate resolutions are proposed for each item of business and the 'for', 'against' and 'abstention' proxy votes cast in respect of each resolution proposed at the Meeting are counted and announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review at least twenty working days before the date of the Annual General Meeting.

Financial and other information is made available on the Company's web site, www.rexam.com.

Corporate responsibility

The Group reviewed its environmental and social policies and performance and published the Environmental and Social Report 2003 which is available in paper copy or through the Company's web site. Rexam has a longstanding set of objectives regarding its commitment to the protection of the environment and the minimisation of the environmental impact of its operations and products, together with its responsibilities towards society in general and, in particular, towards its stakeholders. The continuing focus by institutional investors, the Government, charitable institutions and the media on corporate responsibility encompassing social, environmental and ethical issues is acknowledged by the Board. More specific details of the Group's initiatives and commitment to corporate responsibility can be found in the relevant section of the Annual Review 2003 or the Environmental and Social Report 2003.

Financial reporting

The intention of the Annual Report and the Interim Report is to provide a clear assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report. The Group's auditors prepare an interim review report to the Company which is included in the Interim Report and, following their annual audit, an independent report to members which is included in the Annual Report.

Internal control

There is an ongoing process for identifying, evaluating, managing, monitoring and reporting the risks faced by the Group. This process has been in place for the 2003 reporting year and up to the date of the approval of the Accounts. The Board confirms that it carried out a review of the effectiveness of the system of internal control operated in the Group during 2003 and will continue to carry out such reviews on an annual basis. This review covers all controls, namely financial, operational, compliance and risk management. In order to discharge its responsibilities in this regard the Board has established and regularly reviews the procedures necessary to implement the internal control requirements of the Combined Code and the Turnbull guidance.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or would be detected within a timely period.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year, monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters and significant contracts. Local and Sector management are required to complete year end and half year representation letters formally confirming that their businesses comply with the Group's financial reporting policies and other Group policies and procedures.

v An internal audit function monitors the accounting and financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee.

vii All Sectors have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review all significant physical risks. The results of such audits are reported upon and reviewed by site, Sector and Rexam PLC management in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditors

The Board has delegated responsibility for applying an effective system of internal control and compliance, accurate external financial reporting, fulfilling its obligations under law and the Combined Code, and managing the relationship with the Company's external auditors to the Audit Committee. The Committee consists of the Chairman and the non executive directors.

The Committee meets at least four times a year with representatives of the external auditors. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to consider the nature and scope of the audit, together with interim results, and to consider any additional special reviews that may be necessary. A further meeting is held prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. The Committee is responsible for reviewing the Annual Report and Interim Report and all other published financial information for statutory and regulatory compliance with a view to their recommendation and submission to the Board. The Committee reports its findings on the audit process and on the wider aspects of internal control to the Board.

The director of risk management and head of internal audit meet with the Committee to review and discuss the risk management policy and the commercial, physical and financial control risks faced by the Group.

The annual programme of internal audit assignments is approved by the Committee. In 2004, the internal audit function and its performance, and its relationship with the external auditors will be assessed by the Committee.

The Committee advises the Board on the appointment, reappointment and the remuneration of the external auditors. Following a formal review of the Group's worldwide audit in 2002, the Committee made recommendations to the Board and Ernst & Young LLP resigned as the Company's auditors at the Annual General Meeting 2003. PricewaterhouseCoopers LLP were appointed as the Company's auditors for the year ended 31 December 2003. For 2004, the Committee has recommended to the Board that a resolution to re-appoint PricewaterhouseCoopers LLP as the Company's auditors be proposed at the Annual General Meeting 2004. The Committee will continue to keep under review the independence and objectivity of the external auditors and the rotation of the lead audit partner from time to time.

The Committee also meets independently with the Company's auditors and with the head of internal audit to informally discuss matters of interest. The Chairman of the Committee will meet with the head of internal audit at least once a year without any other management being present.

The policy on the provision of non-audit services determines the procedures for the pre-approval of audit and non-audit services from the Company's auditor and other audit firms and the fees paid for those services. The scope and extent of non-audit work undertaken by the Company's auditors is monitored by and, above certain thresholds, requires prior approval from the Committee to ensure that the provision of non-audit services does not impair their independence or objectivity. The Company's auditor is prohibited from providing services that would be considered to jeopardise their independence such as financial systems design and implementation, actuarial services, internal audit outsourcing services and investment services.

The Company's American Depositary Receipt programme trades through Nasdaq and, during 2004, the Committee will consider their responsibilities under the Nasdaq corporate governance requirements and report accordingly.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors, the Sector directors and senior corporate officers as shown on page 35 of the Annual Review 2003. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets five times a year, once in conjunction with the Board.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 85 to 121.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular scheduled Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

David Tucker	Chairman of Committee (appointed on 15 May 2003)
Michael Buzzacott	
Chris Clark	(appointed on 20 March 2003)
Jeremy Lancaster	(retires on 25 May 2004)
Carl Symon	(appointed on 27 August 2003)
John Warren	(retired on 15 May 2003)

The main terms of reference of this Committee are set out in the section Audit Committee and Auditors on page 69. The Committee met six times in 2003 and all members of the Committee in office at the date of each meeting were present, with the exception of the June meeting when Michael Buzzacott gave apologies for absence but commented in advance of the meeting on the matters and papers to be discussed.

Finance Committee

Michael Buzzacott	Chairman of Committee (appointed on 27 August 2003)
Rolf Börjesson	
Chris Bowmer	Treasurer
Graham Chipchase	(appointed on 10 February 2003)
Michael Hartnall	(retired on 10 March 2003)
Jeremy Lancaster	(retires on 25 May 2004)
David Tucker	(appointed on 15 May 2003)
John Warren	(retired on 15 May 2003)

The main terms of reference of this Committee are to oversee and report to the Board on financial risk management strategy, policy and treasury transactional matters. Additionally, the Committee assists the Board in reviewing and approving major financial transactions, including currency exposures and interest rate management. In October 2003, the Committee met to discuss its terms of reference and determined that, from 2004, the Committee is to hold at least two scheduled meetings each year with full attendance to discuss matters of policy. Additional meetings are held during the year as necessary and the Committee met several times each month in 2003, a quorum being present at each meeting.

Nomination Committee

Jeremy Lancaster	Chairman of Committee (retires on 25 May 2004)
Rolf Börjesson	
Michael Buzzacott	
Chris Clark	(appointed on 20 March 2003)
Michael Hartnall	(retired on 15 May 2003)
Carl Symon	(appointed on 27 August 2003)
David Tucker	
John Warren	(retired on 15 May 2003)

The main terms of reference of this Committee are to regularly review the structure, size and composition of the Board and make recommendations to the Board on the role and nomination of directors for appointment to the Board, Board committees and as holders of any executive office. The Committee is also responsible for assessing the role of the Chairman and making appropriate recommendations to the Board, and assisting the Chairman with the annual performance evaluation to assess the overall and individual performance and effectiveness of the Board. The Committee met seven times in 2003 and all members of the Committee in office at the date of each meeting were present, with the exception of the December meeting when Chris Clark gave apologies for absence but commented in advance of the meeting on the matters to be discussed.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee (retires on 25 May 2004)
Michael Buzzacott	
Chris Clark	(appointed on 20 March 2003)
Carl Symon	(appointed on 27 August 2003)
David Tucker	
John Warren	(retired on 15 May 2003)

The main terms of reference of this Committee are set out in the Remuneration Report on page 71. The Committee met seven times in 2003 and all members of the Committee in office at the date of each meeting were present, with the exception of the July and December meetings when Chris Clark gave apologies for absence but commented in advance of the meetings on the matters to be discussed.

Retirement Benefits Committee (formerly Pensions Committee)

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Graham Chipchase	(appointed on 10 February 2003)
Jeremy Lancaster	(retires on 25 May 2004)
Peter Moxom	Director of Human Resources

The main terms of reference of this Committee are to review and make recommendations to the Board on the Group's retirement benefit arrangements including the control and funding of such arrangements. It considers and reviews advice received in respect of investment strategy, global asset allocation and funding levels. It also works with and assists the Remuneration Committee in determining individual pension packages for the executive directors and other senior executives. The Committee has responsibility for the appointment and removal of external advisors and Company trustees of the retirement benefit arrangements operated by the Group.

Michael Hartnall continued as Chairman following his retirement as a director of Rexam PLC. The Committee met four times in 2003 and all members of the Committee in office at the date of each meeting were present, with the exception of the June meeting when Graham Chipchase gave apologies for absence and the August meeting when Peter Moxom gave apologies for absence. In both instances the agenda was circulated and comments were received in advance of the meetings.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

The main terms of reference of this Committee are to grant options to employees over ordinary shares in the Company under the Savings Related Share Option Schemes, and to allot shares under those Schemes, and the Executive Share Option Schemes. A Chairman is elected at each meeting. The Committee met frequently in 2003.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2003.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with the disclosure regulations under the Companies Act 1985 and those aspects of the principles of good governance and code of best practice applicable to the financial year as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Committee has considered the requirements of the new Combined Code as discussed in the Corporate Governance Report and will report on the new Combined Code in 2004.

The 2002 Remuneration Report was approved by shareholders at the Annual General Meeting in 2003. Shareholders will be asked to approve the 2003 Remuneration Report at the Annual General Meeting to be held on 25 May 2004.

The Auditors in their Audit Report on page 84 have confirmed that the scope of their report covers the disclosures contained in this Remuneration Report that are specified for review by the UK Listing Authority and under Schedule 7A of the Companies Act 1985.

THE COMMITTEE

The members of the Committee during the year, all of whom are independent non executive directors, were Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, Chris Clark, Carl Symon, David Tucker and John Warren. John Warren retired as Deputy Chairman and member of the Committee at the Annual General Meeting 2003. Following their appointments as non executive directors, Chris Clark, Deputy Chairman, and Carl Symon were appointed as members of the Committee on 20 March 2003 and 27 August 2003 respectively. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group.

The relationship between the Board and the Committee is governed by formal terms of reference. The Committee has undertaken a review of its terms of reference during 2003 and these were recommended to the Board and approved at a Board Meeting in January 2004. A copy of the terms of reference of the Committee is available on request from the Company Secretary's Department or through the Company's website (www.rexam.com).

The Committee benefited from and relied upon benchmark information and specialist external advice relating to the Group's senior executive compensation and benefit policies provided by Towers Perrin. In addition, Mercer Human Resource Consulting has assisted the Committee in relation to the executive directors' pension arrangements. Allen & Overy has, from time to time, given specialist legal advice relating to the Group's incentive schemes and Hoare Govett Limited provides advice and comparator calculations on total shareholder return. The external advisors were not formally appointed by the Committee. The Committee regularly seeks the guidance of Rolf Börjesson, Chief Executive, Graham Chipchase, Finance Director, and Peter Moxom, the Group Human Resources Director, in connection with salary and benefit proposals.

In addition to the services provided to the Committee, other services which are provided to the Group by the external advisors comprise legal advice from Allen & Overy and pension and benefits advice from Mercer Human Resource Consulting. Hoare Govett Limited are also the Company's stock brokers.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term incentive schemes, pension rights, initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for the Chairman and Deputy Chairman's remuneration and any incentive schemes involving the shares of the Company. In addition to regular meetings, the Committee holds a strategy meeting once a year to review market comparisons and discuss specifically the Company's remuneration policy for the following and future financial years. The number of meetings of the Committee in 2003 and attendance at the meetings are disclosed in the Corporate Governance Report.

REMUNERATION POLICY

Rexam seeks to ensure that its remuneration and incentive schemes are in line with best practice, relative to appropriate market references and balance the interests of shareholders with the need to offer competitive remuneration packages. It also considers it important that the policy will lead to benefits in the longer term such as preferred employer status, financial performance and customer and supplier satisfaction. The remuneration policy for executive directors is in line with the Company's overall practice on pay and benefits.

The policy of the Committee during the current year, 2004, and future financial years to the extent reasonably foreseeable, is that:

i executive directors should be paid a basic salary at around median market level which is comparable with a broad spectrum of international companies of similar size and industry focus, and reflective of salaries paid in the country in which the director is based;

ii individual salary, bonus and benefit levels for executive directors are determined by reference to a range of criteria including personal performance and level of responsibility;

iii in addition to basic salary, there should be short and long term incentive arrangements which are comparable with international companies of similar size and industry focus and enable executive directors to earn significantly more than their basic salary when the Group and, where relevant, the Sector or Sectors for which they are responsible perform exceptionally well; and

iv the remuneration of the Chairman, the Deputy Chairman and non executive directors should be determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. A significant part of an executive director's remuneration package is performance related with a high percentage based on long term performance related incentives. Based on Rexam achieving its annual budget expectations, the potential value of each element of a remuneration package for an executive director is estimated to be:

FIXED	PERFORMANCE RELATED	
BASIC SALARY 45%	SHORT TERM BONUS 22%	LONG TERM SHARE INCENTIVES 33%

Inevitably the monetary value attached to performance related incentives cannot be accurately quantified until such time as the incentives crystallise and is dependent upon the realisation of performance targets. In addition, for share based incentives a longer term view must be taken as value is dependent on an executive director having opportunities to exercise share options and the fact that, once vested, they may have as long as seven years within which to exercise. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives. If the respective minimum performance targets are not achieved, then the incentive has no value.

The remuneration packages of the executive directors, including Stefan Angwald who was appointed an executive director and Chief Executive designate on 5 January 2004, have been structured in this way.

The Committee considers that the four key components of executive directors' remuneration are basic salary, short term incentives, long term share incentives and retirement benefits, all of which are discussed in more detail in this Report.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using benchmark information and specialist external advice principally obtained from Towers Perrin. Each executive director receives a salary which reflects his responsibilities, experience and performance. Salaries are reviewed annually in the context of individual and related business performance. The Company's objective is to pay basic salaries for executive directors at around median market level.

The remuneration of the Chairman of the Board, Jeremy Lancaster, and the Deputy Chairman, Chris Clark, is determined by the Committee and those concerned absent themselves from these discussions. Non executive directors' fees are comparable to fees paid to non executive directors of companies of a similar size and industry focus. They are recommended by the Chairman and the Chief Executive and approved by the Board.

SHORT TERM INCENTIVES

The current short term bonus scheme for executive directors depends upon the realisation of demanding Group profit before tax and cash flow targets to encourage performance which would contribute most to maximise shareholder value and meet corporate objectives. For those directors with direct responsibility for a Sector(s), they must, in addition, achieve their stated Sector(s) operating profit and cash flow targets. If targets are met, a bonus equal to 0.5 times basic salary can be achieved. This bonus can increase up to a further 0.5 times basic salary if such targets are exceeded.

Rolf Börjesson will receive a short term bonus for 2004 equivalent to five twelfths of the full year bonus reflecting his period of employment to 25 May 2004.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The executive directors participate in both schemes as the Committee believes it is beneficial for them to align their interests with those of the shareholders, and also to participate in the same option schemes as other senior managers.

The Executive Share Option Scheme 1984 expired in 1994 and the options granted thereunder were not subject to performance conditions since it was not market practice to impose these at the time the Scheme was established. The Savings Related Share Option Schemes are not subject to performance conditions since they are all-employee schemes for UK and Irish employees, and eligible employees participate on the same terms.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997. The performance conditions applicable to the grants under each Scheme are summarised in the following sections of the Report and are the same for each executive director. There is no re-testing of performance conditions for options granted after 2002.

To enable shareholders to assess Rexam's performance on the London Stock Exchange, the cumulative TSR for the five year period ended 31 December 2003 is shown in the graph below. The FTSE 100 is regarded by Rexam as the best broad equity market index for general performance comparison purposes by its shareholders.

COMPARISON OF FIVE YEAR CUMULATIVE
TOTAL SHAREHOLDER RETURN


Total return indices – Rexam and FTSE 100
400
300
200
100
0
1998
1999
2000
2001
2002
2003
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

Long Term Incentive Scheme
Annual grants of options over ordinary shares are made to executive directors and certain senior executives at the discretion of the Committee and are structured as options to allow the participants to choose when to exercise and thereby crystallise a gain, subject to the option having vested. Options are granted over the number of shares calculated by dividing a multiple of basic salary by the average ordinary share price for the preceding year. The options may be exercised, subject to vesting, at a nominal cost to the participant.

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share price figures of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in Rexam ordinary shares with the TSR that would have been obtained by investing in each of the companies comprising the comparator group. It is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of the period. Dividends are treated as cash receipts and fund raisings as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives, and the shareholders, are closely aligned.

The FTSE Support Services sector to which Rexam belongs is a diversified sector and the Committee has therefore chosen a constructed index comparator group against which to measure TSR. For the grants made between 2000 and 2001, the participants of the comparator group were chosen from a London quoted industrial grouping of similar size companies. However, as Rexam has become a focused consumer packaging group and its operations have become more global, the 2002 and 2003 grants have measured, and the 2004 grants will measure TSR against an international index of companies of similar size, complexity and international reach. The Committee reviews the performance conditions and comparator group annually.

2000 Grant
The options granted in 2000 vested in 2003 following the closure of the measurement period on 31 December 2002. The performance targets for this grant were that no options would vest unless Rexam's TSR is at least equal to the median of the comparator group when 8% of the award would vest. At or above the twenty fifth percentile, 33% of the award would vest, 66% would vest at or above the tenth percentile and 100% would vest at or above the fifth percentile. Against the respective comparator group, Rexam ranked second and the options therefore vested in full. All of the shares under option became available for exercise by the option holders.

2001 Grant
The options granted in 2001 had the same performance targets as the 2000 grant and, following the closure of the measurement period on 31 December 2003, Rexam ranked third against its comparator group of 48 London quoted industrial companies. Therefore 83.3% of the number of shares under option vested. The following companies comprised the comparator group.

Aga Foodservice Group	ICI
Amersham	IMI
Associated British Foods	Invensys
BAE Systems	Johnson Matthey
Balfour Beatty	Laporte
BBA	Marconi
BOC Group	Meggit
Bodycote	Morgan Crucible
Brake Brothers	Northern Foods
British Vita	Reckitt Benckiser
Cadbury-Schweppes	Rexam
Charter	Scapa
Cookson Group	Senior
Corus	Smith & Nephew
Croda	Smiths Group
Dairy Crest	Spirent
Devro	SSL
David S Smith	Sygen International
Elementis	Tate & Lyle
Express Dairies	Tomkins
FKI	TT Group
Geest	Unilever
Halma	Uniq
Hazlewood Foods	Weir Group

2002 Grant

Options were granted to the executive directors and certain senior executives based on the multiple of 3 times basic salary. The measurement period is 1 January 2002 to 31 December 2004. Rexam's performance is measured against an international industrial comparator group of 41 companies, including Rexam, which were listed on a number of the world's major stock exchanges at the beginning of the measurement period. No options will vest under the 2002 grants unless Rexam's TSR is at least equal to the median of the comparator group with the vesting rates the same as for the 2001 grant . If Rexam's performance is below the median at the end of the measurement period the 2002 options will lapse.

The following companies comprise the comparator group.

Aga Foodservice Group	Heineken
Alcan	Huhtamäki
Alcoa	ICI
Amcor	Interbrew
Amersham	Kidde
Anheuser-Busch	Nestlé
Associated British Foods	Norsk Hydro
Ball	Northern Foods
Baxter International	Owens-Illinois
Bemis	Pactiv
Cadbury-Schweppes	Pechiney
Carlsberg	Reckitt Benckiser
Corus	Rexam
Coca-Cola Co	Schmalbach Lubeca
Crown Cork & Seal	Scottish & Newcastle
Dairy Crest	Sealed Air
Diageo	Smith & Nephew
Dow Chemical	Sonoco Products
Eastman Kodak	Toyo Seikan
Geest	Unilever
Groupe Danone	

2003 Grant

The 2003 options were granted during the year to executive directors and certain senior executives on the same basis and with the same vesting rates as the 2002 grant. The international industrial comparator group remained the same with the exception of SABMiller replacing Schmalbach Lubeca. The measurement period is 1 January 2003 to 31 December 2005. If Rexam's performance is below the median at the end of the measurement period the 2003 options will lapse.

2004 Grant

It is intended that the 2004 options will be granted on the same basis and with the same vesting rates as the 2002 and 2003 grants and will be measured against the same comparator group as the 2003 grant, with the exception of the exclusion of Pechiney which was acquired by Alcan during 2003, and the replacement of Schmalbach Lubeca as stated above. If Rexam's performance is below the median at the end of the measurement period the 2004 options will lapse. Stefan Angwald will receive a grant of options in 2004 on the same basis as the other executive directors. Rolf Börjesson will not participate in the 2004 grant.

Details of the grants made to executive directors under this Scheme are shown on page 79.

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. No grants were made to directors after 1993 and the Scheme expired in 1994.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of basic salary. Executive directors participate at a multiple of one times basic salary. The acquisition price is set at market value using the average of the mid market price of a Rexam ordinary share over a three day period preceding the date of grant.

Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999 the performance target has been based on economic profit growth. This performance measurement was chosen because the Committee considers it to be more testing than earnings per share and a good way of measuring growth after accounting for the cost of capital. Economic profit is the Group's operating profit less a capital charge on net assets which, for the years 2001 to 2003, was 12% per annum. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum.

It is intended that the 2004 options will be granted on the same basis as in 2003. Stefan Angwald will receive a grant of options in 2004 on the same basis as the other executive directors. Rolf Börjesson will not participate in the 2004 grant.

Details of the grants made to executive directors between 2000 and 2003 are shown on page 80.

Savings Related Share Option Schemes

The Company has all employee Savings Related Share Option Schemes open to eligible employees resident in the United Kingdom and Ireland. Eligible executive directors are permitted to participate in the UK Savings Related Share Option Scheme.

RETIREMENT AND MEDICAL BENEFITS

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue earnings cap. He receives a payment equivalent to 65% of his basic salary, inclusive of an employer contribution to a personal pension plan in his name, to enable him to provide himself with appropriate pension and life assurance cover. He also has a right to an unfunded pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Graham Chipchase, from 10 February 2003 when he joined the Company, is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue earnings cap. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 40% of his basic salary in excess of the Inland Revenue earnings cap to enable him to provide himself with appropriate pension and life assurance cover. Bonuses paid where basic salary is above the Inland Revenue earnings cap are not pensionable and not subject to a pension supplement.

Yves Dominioni is a member of the French complementary pension system, the AGIRC, for his French earnings. From 2001, he has been a member of a defined contribution French Pension Plan, with the employer contribution being equal to 6% of his French earnings. He is also entitled to a termination indemnity in accordance with a collective agreement covering all employees of the Rexam Beauty & Pharma Sector in France. For that part of his basic salary paid in the UK he is paid a salary supplement equivalent to 60% of basic salary to enable him to provide himself with appropriate pension and life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme for salaried employees in industry and commerce, the ITP, which provides for a pension from age 65. His anticipated retirement date is 31 December 2004 when he will be age 63 and the Group will provide him with an income for 48 months from the date of retirement equivalent to 70% of a basic notional salary set in Sweden, together with continuing to pay premiums to the ITP until he is age 65. From age 65 he will be entitled to a pension from the ITP based on a pensionable salary up to a Swedish earnings cap of SEK1,227,000. The Group also pay premiums to secure a pension for Mr Emilson from age 65 to age 75 equivalent to a further 10% of his pensionable salary at the date of retirement.

Stefan Angwald will receive a payment equivalent to 50% of his basic salary to enable him to provide himself with appropriate pension and life assurance cover, plus permanent health insurance to cover incapacity.

Private medical cover is also provided for all the executive directors and their dependants.

Details of the amounts paid in respect of directors' pension entitlements are shown in the table on pages 77 and 78.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are required to accumulate a shareholding over time from shares acquired on the exercise of their share options. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may sell his shareholding to facilitate retirement planning.

The number of shares to be held varies according to the seniority of the director or executive with the Chief Executive required to hold 125,000 shares, the other executive directors required to hold 75,000 shares and certain senior executives required to hold 50,000 shares. In respect of Stefan Angwald, it is a term of his employment that he is required to hold 125,000 shares until the age of 60 years.

During 2003 all of those individuals subject to the shareholding requirement who have exercised share options have met and maintained their shareholding requirement level.

CONTRACTS OF EMPLOYMENT

The executive directors' contracts of employment and the non executive directors' letters of appointment are available for inspection by any shareholder of the Company during normal business hours at the registered office of the Company on Monday to Friday (public holidays excepted).

The Company's policy in relation to the duration of contracts for executive directors is that these continue until the director's contractual retirement age (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

On appointment, UK based executive directors have a contract terminable on two years' notice or one years' notice if given by the director. At the end of the first year of appointment, the contract then becomes terminable on one years' notice by either party. Rolf Börjesson, Yves Dominioni and Lars Emilson previously had contracts of 2 years' duration but, during 2003, accepted a reduction in their notice periods from 2 years to 1 year. In the case of non UK based executive directors, the policy is to employ on the basis of usual practice in their country of domicile. The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without payment of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract without cause and in breach of the notice requirement, it will pay an amount in lieu of notice monthly until the earlier of the director commencing in a new position and the notice period expiring. Pensionable service does not accrue during the period of notice. If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. Any share based rights granted to an executive director will be determined, in accordance with the rules of the appropriate scheme, at the discretion of the Committee.

Non executive directors are appointed for an initial three year term, renewable thereafter at the discretion of the Board for a maximum of two further three year terms. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

The table below shows details of the directors' contracts.

Executive director	Date of appointment	Date of current contract	Expected retirement age	Notice period (Company)	Compensation on early termination	Notes
Stefan Angwald	5 January 2004	8 December 2003	62	2/1 year	As policy	i
Rolf Börjesson	10 January 1996	16 May 1996 revised 8 March 2001	62	1 year	As policy	ii
Graham Chipchase	10 February 2003	1 October 2002	60	1 year	As policy	
Yves Dominioni	22 May 1997	24 April 1998	60	1 year	As policy	
Lars Emilson	21 October 1999	23 March 2001	63	1 year	As policy	
Michael Hartnall	31 July 1987	5 June 1987 revised 15 March 2001	–*	–	–	iii
Francis Labbé	29 September 2000	9 March 2001	60	1 year	As policy	iii

* Michael Hartnall reached his retirement age on 10 July 2002.

Non executive director	Date of appointment	Date of original letter of appointment	Effective date of revised letter of appointment	Expiry of term
Michael Buzzacott	17 May 2000	5 April 2000	17 May 2003	16 May 2007
Chris Clark	20 March 2003	10 March 2003	–	19 March 2006
Jeremy Lancaster	10 January 1996	21 December 1995	10 January 2002	25 May 2004
Carl Symon	17 July 2003	16 July 2003	–	16 July 2006
David Tucker	22 May 1997	9 May 1997	22 May 2003	21 May 2006
John Warren (Note iii)	18 March 1994	18 March 1994	18 March 2000	15 May 2003

i In line with Company policy, Stefan Angwald's contract reduces to a one year notice period after the first year of employment.

ii Rolf Börjesson is also entitled to receive his company car and a right to a payment in respect of his housing allowance if his contract is terminated. On his appointment as Chairman, he will serve the Company under a letter of appointment.

iii Michael Hartnall and John Warren retired as directors on 15 May 2003, and Francis Labbé resigned as a director on 29 October 2003.

DIRECTORS' EMOLUMENTS (Audited)

	2003 Fees/salary £000	2003 Pension supplement £000	2003 Bonus £000	2003 Benefits £000	2003 Payment in lieu of notice £000	2003 Total £000	2002 Fees/salary £000	2002 Pension supplement £000	2002 Bonus £000	2002 Benefits £000	2002 Total £000
Chairman											
Jeremy Lancaster	180	–	–	–	–	180	180	–	–	–	180
Deputy Chairman											
Chris Clark (appointed 20.3.2003)	62	–	–	–	–	62	–	–	–	–	–
John Warren (retired 15.5.2003)	13	–	–	–	–	13	35	–	–	–	35
Non executive directors											
Michael Buzzacott	35	–	–	–	–	35	35	–	–	–	35
Carl Symon (appointed 17.7.2003)	16	–	–	–	–	16	–	–	–	–	–
David Tucker	35	–	–	–	–	35	35	–	–	–	35
	341	–	–	–	–	341	285	–	–	–	285
Executive directors											
Rolf Börjesson	680	367	450	22	–	1,519	626	313	501	25	1,465
Graham Chipchase (appointed 10.2.2003)	334	54	188	4	–	580	–	–	–	–	–
Yves Dominioni	262	82	218	10	–	572	230	71	116	12	429
Lars Emilson	388	–	211	11	–	610	415	–	305	45	765
Michael Hartnall (retired 15.5.2003)	168	–	100	–	–	268	400	–	147	5	552
Francis Labbé (resigned 29.10.2003)	331	96	262	7	92	788	429	104	258	28	819
	2,163	599	1,429	54	92	4,337	2,100	488	1,327	115	4,030
	2,504	599	1,429	54	92	4,678	2,385	488	1,327	115	4,315

Rolf Börjesson, Lars Emilson and Francis Labbé (until his resignation) are entitled to receive a housing allowance to assist them in residing in London. *The housing and living allowances are included in the salaries disclosed above but are excluded for the purpose of calculating pension or incentive* entitlements. Included within the salary for Graham Chipchase is compensation of £111,260 in respect of loss of bonus and option entitlements from his previous employer.

The pension supplements paid to Rolf Börjesson, Graham Chipchase, Yves Dominioni and Francis Labbé are for personal pension and life assurance benefits. The pension supplements are determined according to an age related scale ranging from 40-65% of basic salary in excess of the Inland Revenue earnings cap for Graham Chipchase and Francis Labbé and 60-65% of basic salary for Rolf Börjesson and Yves Dominioni.

The value of benefits relates mainly to the provision of a car, medical cover and professional fees as relevant to each director, and also in 2002 to relocation expenses paid to Lars Emilson and Francis Labbé. No expense allowances were paid to directors. No termination payments were made to past directors during the year. Details of long term share incentives can be found on pages 79 to 81.

Francis Labbé resigned as a director on 29 October 2003. The Company waived its right to twelve months notice but agreed to pay his salary to 31 December 2003.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £13,500 (2002: £12,000) from the Rexam Pension Plan in addition to his fees as a non executive director. Michael Hartnall continued as Chairman of the Retirement Benefits Committee following his retirement and received fees of £15,737 from the Company for the period 16 May to 31 December 2003. He also received fees of £5,000 from the Rexam Pension Plan in respect of his services to the Rexam Pension Plan Investment Committee for the period 1 July 2003 to 31 December 2003.

RETIREMENT BENEFITS (Audited)

The following executive directors were members of defined benefit arrangements provided by the Company during the year. Entitlements and corresponding transfer values increased during the year as shown in the table below.

	(1) Gross increase in accrued pension per annum £000	(2) Increase in accrued pension excluding inflation per annum £000	(3) Total accrued pension 31.12.03 per annum £000	(4) Transfer value of net increase in accrual over period £000	(5) Change in transfer value during period £000	(6) Transfer value of accrued pension at 31.12.03 £000	(7) Transfer value of accrued pension at 31.12.02 £000
Rolf Börjesson	21	17	192	98	234	904	670
Graham Chipchase	3	3	3	17	17	21	–
Lars Emilson	36	33	165	127	199	656	457
Francis Labbé (resigned 29.10.2003)	3	3	10	30	54	126	68

	Gross increase in accrued entitlement £000	Increase in accrued entitlement excluding inflation £000	Total accrued entitlement 31.12.03 £000	Transfer value of net increase in accrual over period £000	Change in transfer value during period £000	Transfer value of accrued entitlement at 31.12.03 £000	Transfer value of accrued entitlement at 31.12.02 £000
Yves Dominioni	4	3	25	3	6	20	14

Notes

i Pension accruals shown are the amounts which would be paid annually on retirement (except in respect of Yves Dominioni, where the amount is a single payment which would be made on termination or retirement) based on service to the end of the year.

ii Transfer values (columns 4, 6 and 7) have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession in the United Kingdom.

iii The value of net increase in accrual (column 4) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at 31 December 2003. It is based on the increase in accrued pension (column 2) after deducting contributions made by the director.

iv The change in the transfer value (column 5) includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company or the director. It is calculated after deducting contributions made by the director.

v No voluntary contributions are paid by directors.

vi Francis Labbé resigned as a director on 29 October 2003 and the figures shown in the table have been calculated at 31 December 2003 based on the pension accrued to his date of leaving.

vii As disclosed in the Remuneration Report 2002, Michael Hartnall reached retirement age on 10 July 2002 and received a pension from that date. The value of his pension benefit as at 31 December 2003 was £4,597,000 (2002: £4,521,000). He retired as a director on 15 May 2003.

The table below details pension contributions paid during the year in respect of defined contribution schemes for executive directors.

	2003 Pension contributions £000	2002 Pension contributions £000
Rolf Börjesson	34	32
Yves Dominioni	6	6
Lars Emilson	41	31
	81	69

The pension contributions are paid by the relevant Group employer.

SHARE OPTIONS (Audited)

The interests of the executive directors in the shares of the Company are disclosed in the tables below. A summary of the performance conditions that apply to the options granted under the Long Term Incentive Scheme and Executive Share Option Scheme 1997 can be found on pages 73 and 74. There is no requirement for an executive director to make a payment on the granting of an option under any of the Schemes. No variations were made during the year to the terms and conditions of any options. Following the 2003 Rights Issue all options and their respective exercise prices were adjusted to preserve individual entitlements on the issue of new ordinary shares. The adjustment factors used were calculated in accordance with the guidance given by the UK Inland Revenue resulting in a factor of 1.06679 for the share adjustment and 0.93739 for the exercise price adjustment.

The ordinary shares purchased to satisfy in part the vesting obligations for the Long Term Incentive Scheme and Executive Share Option Scheme 1997 are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey, Channel Islands.

The mid market price of a Rexam PLC ordinary share at 31 December 2003 was £4.2775 and the range during 2003 was £2.9692 to £4.36 (adjusted for the bonus element inherent in the 2003 Rights Issue). The aggregate gain on the exercise of executive directors' share options during 2003 through all share option schemes was £3.1m (2002: £5.4m).

Long Term Incentive Scheme

The maximum number of options over ordinary shares granted under the Long Term Incentive Scheme to each named executive director is set out in the table below. The options granted in 2000 and 2001 vested at 100% and 83.3% respectively and the number of ordinary shares to which the participant became entitled is reflected in the table. Where the option remains unexercised or, in the case of Rob Gluskin who exercised his option after the announcement of the 2003 Rights Issue, the exercise price and number of shares under option at 31 December 2003 have been adjusted for the bonus element inherent in the 2003 Rights Issue. Francis Labbé's options lapsed on the date of his resignation.

	Grant date	Grant number at 1.1.03*	First exercise date**	Expiry date**	Options vested	Exercise price (per share) p	Granted during the year	Exercised (E)/ Lapsed (L) during the year	Market price at exercise date (per share) £	Grant number at 31.12.03
Rolf Börjesson	18.04.00	223,200	01.01.03	17.03.07	223,200	0.100000		223,200(E)	3.62	–
	07.09.01	797,400	01.01.04	06.08.08	708,598	0.093739				708,598
	30.04.02	526,900	01.01.05	29.03.09		0.093739				562,091
	22.04.03	–	01.01.06	21.03.10		0.093739	414,600			442,291
		1,547,500			931,798		414,600	223,200		1,712,980
Graham Chipchase	22.04.03	–	01.01.06	21.03.10		0.093739	172,800			184,341
Yves Dominioni	18.04.00	98,100	01.01.03	17.03.07	98,100	0.100000		98,100(E)	3.28	–
	07.09.01	337,500	01.01.04	06.08.08	299,914	0.093739				299,914
	30.04.02	216,200	01.01.05	29.03.09		0.093739				230,639
	22.04.03	–	01.01.06	21.03.10		0.093739	167,400			178,580
		651,800			398,014		167,400	98,100		709,133
Lars Emilson	18.04.00	96,600	01.01.03	17.03.07	96,600	0.100000		96,600(E)	3.54	–
	07.09.01	460,100	01.01.04	06.08.08	408,861	0.093739				408,861
	05.06.02	313,600	01.01.05	04.05.09		0.093739				334,545
	22.04.03	–	01.01.06	21.03.10		0.093739	233,600			249,202
		870,300			505,461		233,600	96,600		992,608
Rob Gluskin***	18.04.00	127,100	01.01.03	17.03.07	135,589	0.093739	–	135,589(E)	4.38	–
Michael Hartnall****	18.04.00	160,300	01.01.03	17.03.07	160,300	0.100000		160,300(E)	3.52	–
	07.09.01	575,100	01.01.04	06.08.08	511,054	0.093739				511,054
	28.03.02	386,000	01.01.05	27.02.09		0.093739				411,780
		1,121,400			671,354		–	160,300		922,834
Francis Labbé	07.09.01	437,100	01.01.04	06.08.08		0.100000		437,100 (L)		–
	05.06.02	294,300	01.01.05	04.05.09		0.100000		294,300 (L)		–
	22.04.03	–	01.01.06	21.03.10		0.100000	219,000	219,000 (L)		–
		731,400			–		219,000	950,400		–

* Or date of appointment if later

** The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than six years and eleven months from the grant date.

*** Option held at 1 August 2000, the date of resignation as a director, with an entitlement to exercise the option if it vests. Rob Gluskin exercised his option under the 2000 grant on 13 November 2003.

**** Options held under the 2001 and 2002 grants as at 15 May 2003, the date of retirement as a director, with an entitlement to exercise the options if they vest. Michael Hartnall exercised his option under the 2000 grant on 31 March 2003.

The above options are generally exercisable between the vesting date and six years and eleven months from the grant date.

Executive Share Option Schemes

Options over ordinary shares granted to executive directors under the Executive Share Option Scheme 1984 and the Executive Share Option Scheme 1997 are as follows. Where the option remains unexercised or, in the case of Rolf Börjesson who exercised his option after the announcement of the 2003 Rights Issue, the exercise price and number of shares under option at 31 December 2003 have been adjusted for the bonus element inherent in the 2003 Rights Issue. Francis Labbé's options lapsed on the date of his resignation.

	Grant date	Grant number at 1.1.03*	First exercise date**	Expiry date**	Options vested***	Exercise price (per share) £	Granted during the year	Exercised (E)/ Lapsed (L) during the year	Market price at exercise date (per share) £	Grant number at 31.12.03
Rolf Börjesson	10.04.00	203,531	10.04.03	10.04.10	217,124	2.0974		217,124(E)	4.28	–
	05.09.01	203,260	05.09.04	05.09.11	216,835	3.4308				216,835
	28.05.02	115,189	28.05.05	28.05.12		4.4432				122,882
	12.03.03	–	12.03.06	12.03.13		3.0371	185,185			197,553
		521,980			433,959		185,185	217,124		537,270
Graham Chipchase	12.03.03	–	12.03.06	12.03.13		3.0371	77,160	–		82,313
Yves Dominioni	10.04.00	89,471	10.04.03	10.04.10	89,471	2.2375		89,471(E)	3.70	–
	05.09.01	86,032	05.09.04	05.09.11	91,778	3.4308				91,778
	28.05.02	47,262	28.05.05	28.05.12		4.4432				50,418
	12.03.03	–	12.03.06	12.03.13		3.0371	74,786			79,780
		222,765			181,249		74,786	89,471		221,976
Lars Emilson	10.04.00	88,080	10.04.03	10.04.10	88,080	2.2375		88,080(E)	3.85	–
	05.09.01	117,265	05.09.04	05.09.11	125,097	3.4308				125,097
	28.05.02	68,565	28.05.05	28.05.12		4.4432				73,144
	12.03.03	–	12.03.06	12.03.13		3.0371	104,320			111,287
		273,910			213,177		104,320	88,080		309,528
Rob Gluskin****	10.04.00	115,870	10.04.03	31.10.03	115,870	2.2375	–	115,870(E)	3.96	–
Michael Hartnall*****	04.05.93	60,000	04.05.96	04.05.03	60,000	4.9540		60,000 (L)		–
	10.04.00	146,145	10.04.03	15.05.05	146,145	2.2375		146,145(E)	3.95	–
	05.09.01	146,582	05.09.04	15.05.05	156,372	3.4308				156,372
	28.03.02	84,069	28.03.05	15.05.05		4.4601				89,683
		436,796			362,517		–	206,145		246,055
Francis Labbé	05.09.01	111,402	05.09.04	05.09.11		3.6600		111,402 (L)		–
	28.05.02	64,345	28.05.05	28.05.12		4.7400		64,345 (L)		–
	12.03.03	–	12.03.06	12.03.13		3.24	97,839	97,839 (L)		–
		175,747					97,839	273,586		–

* Or date of appointment if later.

** The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than ten years from the grant date.

*** Options granted prior to 1997 are not subject to performance conditions.

**** Option held at 1 August 2000, the date of resignation as a director, with an entitlement to exercise the option if it vested. Rob Gluskin exercised his option on 15 July 2003.

***** Options held under the 2000, 2001 and 2002 grants as at 15 May 2003, the date of retirement as a director, with an entitlement to exercise the options if they vest and, if applicable, until the expiry dates shown in the table. The unexercised option granted on 4 May 1993 under the Executive Share Option Scheme 1984 lapsed on 4 May 2003 having reached its tenth anniversary date. Michael Hartnall exercised his 2000 option on 21 July 2003.

The above options are generally exercisable between the vesting date and ten years from the grant date.

Savings Related Share Option Scheme

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 were held by eligible executive directors. Rolf Börjesson and Lars Emilson exercised their options after the announcement of the 2003 Rights Issue and the exercise price and number of shares under option were adjusted for the bonus element inherent in the 2003 Rights Issue. Francis Labbé's options lapsed on the date of his resignation.

	Grant date (years)	Exercise period commences	Expiry date	Grant number at 1.1.03	Exercised (E)/ Lapsed (L) during the year	Exercise price (per share) £	Grant number at 31.12.03
Rolf Börjesson	06.10.98 (5)	01.12.03	31.05.04	10,714	11,429(E)	1.5092	–
Lars Emilson	04.10.00 (3)	01.12.03	31.05.04	4,917	5,245(E)	1.8467	–
Francis Labbé	01.10.02 (7)	01.12.09	31.05.10	5,071	5,071 (L)	3.50	–

No options have been granted during the year.

DIRECTORS' INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the share capital of Rexam PLC at 1 January 2003 and at 31 December 2003 are set out below. Under the Companies Act 1985 each of the executive directors is also deemed to be interested in all the ordinary shares held by the Rexam Employee Share Trust.

Ordinary shares		At 31.12.03	At 1.1.03*
Rolf Börjesson		71,489	49,296
Michael Buzzacott		11,817	7,000
Graham Chipchase	(appointed 10.2.2003)	589	–
Christopher Clark	(appointed 20.3.2003)	1,181	–
Yves Dominioni		3,148	2,664
Lars Emilson		12,517	21,438
Jeremy Lancaster		105,063	88,900
Carl Symon	(appointed 17.7.2003)	2,500	–
David Tucker		118,181	100,000

* Or date of appointment if later

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report. Stefan Angwald, who was appointed a director after 31 December 2003, had no share interests in the Company at the date of this Report.

On behalf of the Board
David Gibson
Company Secretary
4 March 2004



THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group at the end of the year and of the profit or loss of the Group for the year.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REXAM PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of operating profit to cash flow from operating activities, the analysis of changes in net borrowings, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the accounting policies and the related notes to the Accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the separate Annual Review 2003 document, the Rexam year at a glance, a snapshot of 2003, the operating and financial review, the report of the directors, the corporate governance statement and the unaudited part of the remuneration report.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code issued in 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of its loss and cash flows for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
4 March 2004

Notes:

(a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a To reflect the discontinuance of Healthcare Flexibles and TBS Engineering.

b To reflect the adoption of FRS17 as described in the accounting policy on retirement benefits below.

c To adjust the average number of ordinary equity shares for the bonus element of the 2003 Rights Issue.

Basis of consolidation

Rexam PLC and its subsidiaries are together referred to as the Group. The Accounts of the Group include the results of all subsidiaries and the appropriate share of the results of associates from their effective date of acquisition or up to their date of disposal. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Where the fair value of the consideration for an acquisition of the business is different than the fair value of the identifiable net assets at the date of acquisition, the difference is treated as goodwill and dealt with in accordance with the Group's accounting policy.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiaries and associates, together with currency assets and liabilities of United Kingdom subsidiaries and associates, are translated into sterling at the rates of exchange ruling at the balance sheet date or at those of related forward contracts.

Exchange differences arising on currency investments and on the consolidation of subsidiaries and associates are taken, together with those arising on related currency borrowings, net of attributable tax, to reserves. All other exchange differences, including those arising on transactions entered into by Rexam PLC, are taken to the profit and loss account.

The principal exchange rates against sterling used in these Accounts were:

	2003 Average	2003 Closing	2002 Average	2002 Closing
United States dollar	**1.63**	**1.77**	1.50	1.60
Euro	**1.45**	**1.42**	1.59	1.56

Turnover

Turnover represents the amount receivable for goods supplied after deducting rebates, discounts and value added and sales taxes, and after eliminating sales between Group companies.

Turnover is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer and the amount can be measured reliably.

Retirement benefits

The Group adopted FRS17 "Retirement Benefits" during 2003. For defined benefit pension schemes and retiree medical, the amounts charged to operating profit comprise the current service cost and gains and losses on settlements and curtailments. Past service costs are similarly recognised if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The expected return on assets of funded defined benefit pension schemes and the interest on retirement benefit scheme liabilities and on retiree medical are shown as a net amount within other finance costs adjacent to interest. Differences between actual and expected returns on assets, changes in assumptions on liabilities and deferred tax thereon are included in the statement of total recognised gains and losses.

For funded defined benefit pension schemes, the assets are held separately from those of the Group in trustee administered funds. Pension scheme assets are measured at fair value. Liabilities of defined benefit pension schemes and retiree medical are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency to the scheme liabilities. The resulting asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

As a result of the adoption of FRS17, prior periods have been restated. The effect of the restatements was to increase losses and reduce net assets previously repeated in 2002 by the amounts shown below.

	£m
Loss on ordinary activities before tax	(48)
Tax on ordinary activities	16
Loss on ordinary activities after tax	(32)
Net assets	(424)

If FRS17 had not been adopted, it is estimated that the loss on ordinary activities after tax for 2003 of £41m would have been higher by £39m.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the expected lives of those projects. Financing fees to be written off in future periods are set against loan capital.

Intangible fixed assets

Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associate is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Any impairment in the value of goodwill on the balance sheet, calculated by discounting estimated future cash flows, is taken to the consolidated profit and loss account in the period in which it arises.

Other acquired intangible assets are written off on acquisition.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments. Depreciation is provided on all tangible fixed assets apart from freehold land and assets under construction. Assumed lives vary according to the class of asset, but are typically:

Freehold buildings	Not exceeding 50 years
Leasehold buildings	Shorter of 50 years or lease term
Manufacturing machinery	7 to 17 years
Furnaces in glassworks	8 to 10 years
Computer hardware and software	2 to 7 years
Fixtures and fittings	5 to 10 years
Vehicles	4 to 10 years

Any impairment in the value of tangible fixed assets, calculated by discounting estimated future cash flows, is taken to the consolidated profit and loss account in the period in which it arises.

For major business systems implementations, the costs that are capitalised in tangible fixed assets are those that are directly attributable to the implementation, including where applicable internal labour.

Fixed asset investments

Investments in associates are stated in the consolidated balance sheet at the Group's share of their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Other fixed asset investments are stated at cost, with the exception of assets held to satisfy certain retirement benefit liabilities which are held at market value. Unrealised market value changes on these assets are taken to the statement of total recognised gains and losses.

Investments in subsidiaries of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Stocks

Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Investment grants

Grants received in respect of capital expenditure are included in creditors and released to the consolidated profit and loss account in equal instalments over the expected useful lives of the related assets.

Provisions

Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Leases

Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Tax

Current tax, including UK corporation and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the Accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the Accounts.

Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

When fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold, deferred tax is not recognised.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Financial instruments

Financial instruments are used as hedges in the financing and financial risk management of the Group.

Forward foreign exchange contracts

Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account.

Foreign exchange option contracts

Premia paid or received on foreign exchange option contracts (FX option contracts) are recognised upon exercise or at maturity of the contract. Recognised gains or losses on FX option contracts are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options

Commodity futures and options are recognised in the Accounts on the same basis as FX contracts.

Cross currency swaps

Cross currency swaps are included in the Accounts at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest. Apart from inclusion at the ruling rate of exchange, cross currency swaps are not revalued to fair value at the balance sheet date.

Interest rate swaps

Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

Options

Options on cross currency or interest rate swaps are used either to hedge a bond transaction or as a means of entering into a swap (as a hedge) at a pre-determined target rate. Premia paid or received for such options are accounted for over the life of the resultant transaction, or, if immaterial or no transaction takes place, are recognised in the consolidated profit and loss account upon exercise or at maturity of the option contract.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2003

	Notes	Underlying business performance £m	Retirement benefits net finance cost (Note 5) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 7) £m	Total statutory £m
Turnover	1						
Continuing operations		2,963	-	2,963	-	-	2,963
Acquisitions		89	-	89	-	-	89
		3,052	-	3,052	-	-	3,052
Discontinued operations		134	-	134	-	-	134
		3,186	-	3,186	-	-	3,186
Turnover of associates		(74)	-	(74)	-	-	(74)
		3,112	-	3,112	-	-	3,112
Operating expenses	2						
Continuing operations		(2,568)	-	(2,568)	(68)	(25)	(2,661)
Acquisitions		(76)	-	(76)	(2)	(34)	(112)
		(2,644)	-	(2,644)	(70)	(59)	(2,773)
Discontinued operations		(122)	-	(122)	-	-	(122)
		(2,766)	-	(2,766)	(70)	(59)	(2,895)
Operating profit/(loss)	1						
Continuing operations		315	-	315	(68)	(25)	222
Acquisitions		13	-	13	(2)	(34)	(23)
Continuing operating profit excluding share of profits of associates		328	-	328	(70)	(59)	199
Share of profits of associates		6	-	6	-	-	6
Continuing operating profit including share of profits of associates		334	-	334	(70)	(59)	205
Discontinued operations		12	-	12	-	-	12
		346	-	346	(70)	(59)	217
Disposal of businesses		-	-	-	-	(107)	(107)
Profit on ordinary activities before interest and other finance costs	1	346	-	346	(70)	(166)	110
Interest	6	(73)	-	(73)	-	-	(73)
Other finance costs		-	(32)	(32)	-	-	(32)
Profit on ordinary activities before tax		273	(32)	241	(70)	(166)	5
Tax on ordinary activities	8	(78)	11	(67)	-	21	(46)
Profit/(loss) on ordinary activities after tax		195	(21)	174	(70)	(145)	(41)
Equity minority interests							(1)
Loss for the financial year							(42)
Preference dividends on non equity shares							(5)
Loss attributable to ordinary shareholders							(47)
Ordinary dividends on equity shares	9						(84)
Retained loss for the financial year							(131)
Earnings/(loss) per ordinary share (pence)	10						
Basic							(9.5)
Diluted							(9.5)
Underlying		38.1		33.8			
Dividends per ordinary share (pence)	9						16.40

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2002 - Restated

	Notes	Underlying business performance £m	Retirement benefits net finance cost (Note 5) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 7) £m	Total statutory £m
Turnover	1						
Continuing operations		2,894	-	2,894	-	-	2,894
Discontinued operations		266	-	266	-	-	266
		3,160	-	3,160	-	-	3,160
Turnover of associates		(74)	-	(74)	-	-	(74)
		3,086	-	3,086	-	-	3,086
Operating expenses	2						
Continuing operations		(2,517)	-	(2,517)	(68)	2	(2,583)
Discontinued operations		(249)	-	(249)	-	(2)	(251)
		(2,766)	-	(2,766)	(68)	-	(2,834)
Operating profit	1						
Continuing operating profit excluding share of profits of associates		299	-	299	(68)	2	233
Share of profits of associates		6	-	6	-	-	6
Continuing operating profit including share of profits of associates		305	-	305	(68)	2	239
Discontinued operations		15	-	15	-	(2)	13
		320	-	320	(68)	-	252
Loss on fixed assets		-	-	-	-	(2)	(2)
Disposal of businesses		-	-	-	-	(208)	(208)
Profit on ordinary activities before interest and other finance costs	1	320	-	320	(68)	(210)	42
Interest	6	(83)	-	(83)	-	-	(83)
Other finance costs		-	(11)	(11)	-	(35)	(46)
Profit/(loss) on ordinary activities before tax		237	(11)	226	(68)	(245)	(87)
Tax on ordinary activities	8	(66)	4	(62)	-	(2)	(64)
Profit/(loss) on ordinary activities after tax		171	(7)	164	(68)	(247)	(151)
Equity minority interests							(2)
Loss for the financial year							(153)
Preference dividends on non equity shares							(5)
Loss attributable to ordinary shareholders							(158)
Ordinary dividends on equity shares	9						(74)
Retained loss for the financial year							(232)
Earnings/(loss) per ordinary share (pence)	10						
Basic							(34.5)
Diluted							(34.5)
Underlying		35.8		34.3			
Dividends per ordinary share (pence)	9						15.61

BALANCE SHEETS
As at 31 December

	Notes	Group 2003 £m	Group 2002 Restated £m	Rexam PLC 2003 £m	Rexam PLC 2002 Restated £m
Fixed assets					
Intangible assets	11	**1,195**	1,154	**-**	-
Tangible assets	12	**1,262**	1,122	**5**	5
Investments in associates	13	**31**	32	**-**	-
Other investments	14	**38**	41	**3,124**	2,876
		2,526	2,349	**3,129**	2,881
Current assets					
Stocks	15	**339**	315	**-**	-
Debtors receivable within one year		**452**	392	**57**	147
Less: proceeds from securitised debtors		**-**	(13)	**-**	-
	16	**452**	379	**57**	147
Debtors receivable after more than one year	17	**97**	130	**-**	-
Marketable securities and money market deposits		**29**	20	**-**	-
Cash at bank and in hand		**41**	54	**29**	2
		958	898	**86**	149
Creditors: amounts falling due within one year					
Borrowings	19	**(218)**	(100)	**(133)**	(82)
Other creditors	18	**(705)**	(649)	**(296)**	(308)
		(923)	(749)	**(429)**	(390)
Net current assets/(liabilities)		**35**	149	**(343)**	(241)
Total assets less current liabilities		**2,561**	2,498	**2,786**	2,640
Creditors: amounts falling due after more than one year					
Borrowings	19	**(1,021)**	(1,329)	**(746)**	(997)
Other creditors	18	**(108)**	(98)	**(506)**	(308)
		(1,129)	(1,427)	**(1,252)**	(1,305)
Provisions for liabilities and charges	21	**(114)**	(112)	**(7)**	(3)
Net assets before retirement benefits		**1,318**	959	**1,527**	1,332
Retirement benefits (net of deferred tax)	5	**(496)**	(406)	**-**	-
Net assets including retirement benefits		**822**	553	**1,527**	1,332
Capital and reserves					
Ordinary equity called up share capital	23	**352**	280	**352**	280
Non equity called up share capital	23	**89**	89	**89**	89
Share premium account	24	**735**	500	**735**	500
Capital redemption reserve	24	**279**	279	**279**	279
Other reserves	24	**-**	-	**257**	257
Profit and loss reserve	24	**(652)**	(604)	**(185)**	(73)
Shareholders' funds		**803**	544	**1,527**	1,332
Equity minority interests		**19**	9	**-**	-
Total capital and reserves		**822**	553	**1,527**	1,332

Approved by the Board on 4 March 2004

Jeremy Lancaster
Chairman

Graham Chipchase
Finance Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2003 £m		2002 £m	
Cash flow from operating activities		**491**		451
Dividends received from associates		**2**		-
Returns on investments and servicing of finance:				
Interest received	**11**		22	
Interest paid	**(76)**		(83)	
Interest element of finance leases	**(3)**		(3)	
Exceptional financing item	**-**		(35)	
Dividends paid to non equity shareholders	**(5)**		(5)	
		(73)		(104)
Tax paid		**(39)**		(28)
Capital expenditure and financial investment:				
Purchase of tangible fixed assets	**(165)**		(173)	
Purchase of fixed asset investments	**(13)**		(14)	
Sale of tangible fixed assets	**2**		4	
Sale of properties surplus to requirements	**4**		5	
		(172)		(178)
Acquisitions and disposals:				
Purchase of businesses (Note 25f)	**(252)**		(110)	
Sale of businesses (Note 27b)	**155**		45	
Loan to associate	**1**		(1)	
		(96)		(66)
Equity dividends paid to ordinary shareholders		**(76)**		(70)
Cash flow before management of liquid resources and financing		**37**		5
Management of liquid resources:				
Repayment of marketable securities and money market deposits		**13**		2
Financing:				
Issue of ordinary equity share capital	**314**		12	
Expenses on issue of ordinary equity share capital	**(7)**		-	
Issue of medium term notes	**172**		583	
Repayment of loans	**(532)**		(639)	
Capital element of finance leases	**(10)**		-	
		(63)		(44)
Decrease in cash		**(13)**		(37)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2003 Continuing operations £m	2003 Discontinued operations £m	2003 Total £m	2002 Continuing operations Restated £m	2002 Discontinued operations Restated £m	2002 Total Restated £m
Operating profit	**205**	**12**	**217**	239	13	252
Depreciation	**165**	**6**	**171**	136	12	148
Impairment of fixed assets	**50**	**-**	**50**	-	1	1
Loss on disposal of tangible fixed assets	**6**	**-**	**6**	1	-	1
Goodwill amortisation	**70**	**-**	**70**	68	-	68
Movement in provisions	**8**	**-**	**8**	(6)	-	(6)
Movement in retirement benefits	**(8)**	**-**	**(8)**	(5)	-	(5)
Non cash element of incentive schemes	**9**	**-**	**9**	10	-	10
Share of profits of associates	**(6)**	**-**	**(6)**	(6)	-	(6)
Movement in working capital:						
Stocks	**16**	**(2)**	**14**	2	4	6
Debtors	**(24)**	**(3)**	**(27)**	70	4	74
Securitised debtors	**(13)**	**-**	**(13)**	(6)	-	(6)
Creditors	**3**	**(3)**	**-**	(74)	(12)	(86)
	(18)	**(8)**	**(26)**	(8)	(4)	(12)
Cash flow from operating activities	**481**	**10**	**491**	429	22	451

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Bank loans £m	Medium term notes £m	Cross currency swaps £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2002	23	(1,320)	-	-	(59)	(5)	(1,361)
Currency fluctuations	(1)	(15)	(14)	28	5	12	15
Acquisition of businesses	-	(27)	-	-	(3)	-	(30)
Disposal of businesses	-	11	-	-	-	-	11
Cash flow movements	(2)	639	(583)	-	-	(37)	17
Amortisation of financing fees	-	(6)	(1)	-	-	-	(7)
At 31 December 2002	20	(718)	(598)	28	(57)	(30)	(1,355)
Currency fluctuations	(1)	(17)	(34)	35	5	(3)	(15)
Acquisition of businesses	23	(197)	-	-	(2)	-	(176)
Disposal of businesses	-	36	-	-	-	-	36
Cash flow movements	(13)	532	(172)	-	10	(13)	344
Amortisation of financing fees	-	(2)	(1)	-	-	-	(3)
At 31 December 2003	**29**	**(366)**	**(805)**	**63**	**(44)**	**(46)**	**(1,169)**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2003 £m	2002 Restated £m
Loss for the financial year	(42)	(153)
Currency fluctuations:		
Intangible fixed assets	(11)	(33)
Tangible fixed assets	6	(21)
Retirement benefits (net of deferred tax)	23	19
Net borrowings	(15)	15
Other net tangible assets	(1)	(1)
Current tax on currency fluctuations	3	(3)
	5	(24)
Changes in actuarial values of retirement benefits	(79)	(257)
Changes in market value of fixed asset investments	(4)	-
Total recognised losses for the financial year	(120)	(434)
Prior year adjustment on adoption of FRS17	(424)	
Total losses recognised since last Annual Report	(544)	

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2003 £m	2002 Restated £m
At 1 January as originally reported	968	1,013
Prior year adjustment on adoption of FRS17	(424)	(153)
At 1 January as restated	544	860
Loss for the financial year	(42)	(153)
Dividends	(89)	(79)
Retained loss for the financial year	(131)	(232)
Currency fluctuations (net of tax)	5	(24)
Changes in actuarial values of retirement benefits	(79)	(257)
Changes in market value of fixed asset investment	(4)	-
Issue of ordinary share capital by placing	84	-
Issue of ordinary share capital by rights issue	218	-
Issue of ordinary share capital for share option schemes	5	13
Goodwill in reserves written off on disposal of businesses	161	184
At 31 December	803	544

1 Segment analysis

	Sales including associates £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest, other finance costs and tax £m	Underlying net assets before goodwill £m	Underlying net assets £m
2003:						
Beverage Packaging	2,503	276	11.0	166	1,134	2,178
Plastic Packaging	534	57	10.7	38	268	419
Consumer Packaging	3,037	333	11.0	204	1,402	2,597
Retirement benefits, tax and dividends	-	-	-	-	(609)	(609)
Ongoing operations	3,037	333	11.0	204	793	1,988
Disposals and businesses for sale	15	1	6.7	1	3	3
Continuing operations	3,052	334	10.9	205	796	1,991
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	346	10.9	110	796	1,991
United Kingdom and Ireland	315	37	11.7	24	151	363
Continental Europe	1,385	154	11.1	77	704	1,186
The Americas	1,243	135	10.9	99	487	948
Rest of the world	109	8	7.3	5	63	103
Retirement benefits, tax and dividends	-	-	-	-	(609)	(609)
Continuing operations	3,052	334	10.9	205	796	1,991
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	346	10.9	110	796	1,991
2002 Restated:						
Beverage Packaging	2,375	262	11.0	209	926	1,982
Plastic Packaging	489	42	8.6	30	270	367
Consumer Packaging	2,864	304	10.6	239	1,196	2,349
Retirement benefits, tax and dividends	-	-	-	-	(521)	(521)
Ongoing operations	2,864	304	10.6	239	675	1,828
Disposals and businesses for sale	30	1	3.3	(18)	3	3
Continuing operations	2,894	305	10.5	221	678	1,831
Discontinued operations	266	15	5.6	(179)	76	77
	3,160	320	10.1	42	754	1,908
United Kingdom and Ireland	345	36	10.4	11	160	379
Continental Europe	1,136	127	11.2	98	594	998
The Americas	1,304	134	10.3	113	367	854
Rest of the world	109	8	7.3	(1)	78	121
Retirement benefits, tax and dividends	-	-	-	-	(521)	(521)
Continuing operations	2,894	305	10.5	221	678	1,831
Discontinued operations	266	15	5.6	(179)	76	77
	3,160	320	10.1	42	754	1,908

Underlying operating profit comprises operating profit before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings. Underlying return on sales is based upon underlying operating profit divided by sales including associates.

The Group's share of sales and operating profits of associates, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business segments or geographical regions.

Interest and other finance costs and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

1 Segment analysis continued

Geographic analysis by destination of sales including associates

	2003 £m	2002 Restated £m
United Kingdom and Ireland	**324**	330
Continental Europe	**1,371**	1,143
The Americas	**1,256**	1,314
Rest of the world	**101**	107
Continuing operations	**3,052**	2,894
Discontinued operations	**134**	266
	3,186	3,160

Turnover of associates

	2003 £m	2002 £m
Continuing operations	**74**	72
Discontinued operations	**-**	2
	74	74

2 Operating expenses

	Continuing operations underlying business performance £m	Acquisitions underlying business performance £m	Goodwill amortisation £m	Continuing operations exceptional items £m	Acquisitions exceptional items £m	Discontinued operations £m	Total statutory £m
2003:							
Raw materials	**1,286**	**36**	**-**	**-**	**-**	**66**	**1,388**
Changes in stocks of WIP and finished goods	**2**	**-**	**-**	**-**	**-**	**-**	**2**
Employee costs	**586**	**19**	**-**	**9**	**3**	**31**	**648**
Depreciation	**155**	**10**	**-**	**-**	**-**	**6**	**171**
Impairment of fixed assets	**-**	**-**	**-**	**22**	**28**	**-**	**50**
Other operating expenses	**557**	**11**	**70**	**-**	**3**	**19**	**660**
Other operating income	**(18)**	**-**	**-**	**(6)**	**-**	**-**	**(24)**
	2,568	**76**	**70**	**25**	**34**	**122**	**2,895**
2002 Restated:							
Raw materials	1,343	-	-	-	-	126	1,469
Changes in stocks of WIP and finished goods	2	-	-	-	-	-	2
Employee costs	524	-	-	5	-	68	597
Depreciation	136	-	-	-	-	12	148
Impairment of fixed assets	-	-	-	-	-	1	1
Other operating expenses	529	-	68	2	-	46	645
Other operating income	(17)	-	-	(9)	-	(2)	(28)
	2,517	-	68	(2)	-	251	2,834

Employee costs including directors:	2003 £m	2002 Restated £m
Wages and salaries	**538**	503
Social security	**75**	63
Retirement benefits operating profit charge	**35**	31
	648	597

For details of directors' remuneration see the Remuneration Report.

2 Operating expenses continued

	2003 £m	2002 £m
Operating expenses include:		
Research and development	16	20
Hire of plant and machinery	3	3
Other operating lease rentals	24	25
Amortisation of investment grants	(3)	-
Rental income	(8)	(7)

3 Auditors' remuneration

	2003 UK £m	2003 Overseas £m	2003 Total £m	2002 UK Restated £m	2002 Overseas Restated £m	2002 Total Restated £m
Audit services:						
Group auditors	0.7	1.3	2.0	0.6	1.2	1.8
Other auditors	-	-	-	-	0.1	0.1
	0.7	1.3	2.0	0.6	1.3	1.9
Other assurance	1.5	-	1.5	2.7	0.1	2.8
Tax advisory	0.1	0.1	0.2	-	-	-
	2.3	1.4	3.7	3.3	1.4	4.7

The format of the note has been adjusted to reflect best practice and the comparative information has been restated accordingly. The amounts for Group auditors disclosed for 2003 have been paid to PricewaterhouseCoopers LLP, whilst the amounts disclosed for 2002 were paid to the previous Group auditors, Ernst & Young LLP.

Other assurance services include £1.1m in respect of the shareholder circular for the 2003 Rights Issue (2002: £1.1m for due diligence), £0.3m in respect of assistance with Rexam's International Financial Reporting Standards project (2002: £nil) and £1.3m in 2002 in respect of advisory work in connection with legal and business reorganisations. Of the total auditors' remuneration in 2003, £2.6m has been charged in arriving at operating profit (2002: £4.0m) and £1.1m has been included in share premium as a direct cost of the 2003 Rights Issue (2002: £nil). In 2002, £0.7m was capitalised in the cost of investment of acquisitions. PricewaterhouseCoopers LLP also received fees of £0.1m in 2003 in relation to other assurance services provided to Latasa prior to its acquisition by Rexam.

Auditors' remuneration includes £0.4m (2002: £0.3m) for audit services and £1.6m (2002: £0.2m) for other services provided to Rexam PLC.

4 Average number of employees

	2003 Number	2002 Restated Number
Beverage Packaging	10,300	8,600
Plastic Packaging	10,200	9,700
Consumer Packaging	20,500	18,300
Disposals and businesses for sale	300	500
Continuing operations	20,800	18,800
Discontinued operations	1,000	1,800
	21,800	20,600
United Kingdom and Ireland	2,100	2,300
Continental Europe	9,000	7,400
The Americas	4,700	4,500
Rest of the world	5,000	4,600
Continuing operations	20,800	18,800
Discontinued operations	1,000	1,800
	21,800	20,600

5 Retirement benefits

a Summary of movements in retirement benefits

	Defined benefit pension schemes £m	Other pension schemes £m	Total pension schemes £m	Retiree medical £m	Gross retirement benefits £m	Deferred tax £m	Net retirement benefits £m
At 1 January 2003 under SSAP24	**300**	**(13)**	**287**	**(242)**	**45**	**(17)**	**28**
Prior year adjustment	**(558)**	**-**	**(558)**	**(59)**	**(617)**	**193**	**(424)**
At 1 January 2003 under FRS17	**(258)**	**(13)**	**(271)**	**(301)**	**(572)**	**176**	**(396)**
Currency fluctuations	**6**	**-**	**6**	**30**	**36**	**(13)**	**23**
Acquisition of businesses	**(7)**	**(1)**	**(8)**	**-**	**(8)**	**(5)**	**(13)**
Operating profit charge	**(25)**	**(7)**	**(32)**	**(3)**	**(35)**	**7**	**(28)**
Net finance cost	**(13)**	**-**	**(13)**	**(19)**	**(32)**	**11**	**(21)**
Actuarial changes	**(100)**	**-**	**(100)**	**(23)**	**(123)**	**44**	**(79)**
Cash contributions	**16**	**4**	**20**	**23**	**43**	**(13)**	**30**
Transfers from creditors	**(2)**	**(1)**	**(3)**	**-**	**(3)**	**-**	**(3)**
At 31 December 2003	**(383)**	**(18)**	**(401)**	**(293)**	**(694)**	**207**	**(487)**
Debtors receivable after more than one year	**-**	**-**	**-**	**9**	**9**	**-**	**9**
Retirement benefits	**(383)**	**(18)**	**(401)**	**(302)**	**(703)**	**207**	**(496)**
At 31 December 2003	**(383)**	**(18)**	**(401)**	**(293)**	**(694)**	**207**	**(487)**
At 1 January 2002 under SSAP24	289	(10)	279	(272)	7	5	12
Prior year adjustment	(247)	-	(247)	19	(228)	75	(153)
At 1 January 2002 under FRS17	42	(10)	32	(253)	(221)	80	(141)
Currency fluctuations	1	-	1	28	29	(10)	19
Acquisition of businesses	(11)	(2)	(13)	-	(13)	4	(9)
Operating profit charge	(25)	(5)	(30)	(1)	(31)	8	(23)
Net finance cost	6	-	6	(17)	(11)	4	(7)
Actuarial changes	(280)	-	(280)	(81)	(361)	104	(257)
Cash contributions	9	4	13	23	36	(14)	22
At 31 December 2002	(258)	(13)	(271)	(301)	(572)	176	(396)
Debtors receivable after more than one year	-	-	-	10	10	-	10
Retirement benefits	(258)	(13)	(271)	(311)	(582)	176	(406)
At 31 December 2002	(258)	(13)	(271)	(301)	(572)	176	(396)

Rexam pays the retiree medical costs on behalf of certain prior year disposed businesses. These costs are subsequently reimbursed by the disposed businesses. The £9m (2002: £10m) included in debtors receivable after more than one year represents the actuarial value of the total amount that is reimbursable.

5 Retirement benefits continued

b Defined benefit pension schemes

The Group operates various defined benefit pension schemes throughout the world, the largest being in the UK and USA. With respect to the UK, a full actuarial valuation by a qualified actuary was carried out as at 30 April 2003 and updated to 31 December 2003. With respect to the USA, a full actuarial valuation by a qualified actuary was carried out as at 31 December 2003.

The major assumptions and long term expected rates of return used in these Accounts are as follows:

	UK schemes 2003 %	USA schemes 2003 %	Other overseas schemes 2003 %	UK schemes 2002 %	USA schemes 2002 %	Other overseas schemes 2002 %	UK schemes 2001 %	USA schemes 2001 %	Other overseas schemes 2001 %
Rate of increase in salaries	**4.25**	**4.50**	**2.79**	3.85	4.50	3.00	4.00	5.00	3.25
Rate of increase in pensions	**2.75**	**-**	**1.71**	2.35	-	2.00	3.25	-	2.00
Discount rate	**5.40**	**6.00**	**5.30**	5.50	6.75	5.50	5.80	7.25	6.00
Inflation rate	**2.75**	**2.50**	**1.90**	2.35	2.50	2.00	2.50	3.00	2.00
Long term expected rate of return:									
On equities	**7.80**	**8.70**	**7.75**	7.50	8.80	8.00	8.00	9.10	8.00
On bonds	**5.05**	**4.50**	**4.75**	4.75	5.10	5.00	5.00	5.60	5.25
On cash	**4.00**	**3.20**	**2.54**	4.00	6.80	3.00	4.00	-	5.25

	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
At 31 December 2003:				
Market value of equities	**814**	**148**	**23**	**985**
Market value of bonds	**188**	**874**	**24**	**1,086**
Cash	**10**	**8**	**2**	**20**
Market value of scheme assets	**1,012**	**1,030**	**49**	**2,091**
Present value of scheme liabilities	**(1,225)**	**(1,150)**	**(99)**	**(2,474)**
Gross pension liability	**(213)**	**(120)**	**(50)**	**(383)**
Related deferred tax	**64**	**41**	**(1)**	**104**
Net pension liability	**(149)**	**(79)**	**(51)**	**(279)**
At 31 December 2002:				
Market value of equities	699	132	12	843
Market value of bonds	174	857	18	1,049
Cash	6	171	3	180
Market value of scheme assets	879	1,160	33	2,072
Present value of scheme liabilities	(1,047)	(1,205)	(78)	(2,330)
Gross pension liability	(168)	(45)	(45)	(258)
Related deferred tax	51	15	5	71
Net pension liability	(117)	(30)	(40)	(187)
At 31 December 2001:				
Market value of equities	869	194	15	1,078
Market value of bonds	206	1,106	18	1,330
Cash	5	-	1	6
Market value of scheme assets	1,080	1,300	34	2,414
Present value of scheme liabilities	(1,015)	(1,297)	(60)	(2,372)
Gross pension asset/(liability)	65	3	(26)	42
Related deferred tax	(19)	(1)	8	(12)
Net pension asset/(liability)	46	2	(18)	30

5 Retirement benefits continued

b Defined benefit pension schemes (continued)

Movements in the year:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
At 1 January 2003 under SSAP24	209	139	(48)	300
Prior year adjustment	(377)	(184)	3	(558)
At 1 January 2003 under FRS17	(168)	(45)	(45)	(258)
Currency fluctuations	-	11	(5)	6
Acquisition of businesses	-	-	(7)	(7)
Operating profit charge:				
Current service cost	(10)	(11)	(3)	(24)
Past service cost	-	(1)	-	(1)
	(10)	(12)	(3)	(25)
Net finance cost:				
Expected return on scheme assets	60	63	2	125
Interest on scheme liabilities	(57)	(77)	(4)	(138)
	3	(14)	(2)	(13)
Actuarial loss in the statement of total recognised gains and losses:				
Actual return less expected return on scheme assets	104	9	4	117
Experience (losses)/gains arising on scheme liabilities	(40)	20	2	(18)
Changes in assumptions underlying the present value of scheme liabilities	(111)	(91)	3	(199)
	(47)	(62)	9	(100)
Cash contributions	9	4	3	16
Transfers	-	(2)	-	(2)
At 31 December 2003	(213)	(120)	(50)	(383)
At 1 January 2002 under SSAP24	178	144	(33)	289
Prior year adjustment	(113)	(141)	7	(247)
At 1 January 2002 under FRS17	65	3	(26)	42
Currency fluctuations	-	3	(2)	1
Acquisition of businesses	-	-	(11)	(11)
Operating profit charge:				
Current service cost	(12)	(11)	(3)	(26)
Past service cost	-	(1)	-	(1)
Gain on settlements and curtailments	-	2	-	2
	(12)	(10)	(3)	(25)
Net finance cost:				
Expected return on scheme assets	79	74	2	155
Interest on scheme liabilities	(58)	(88)	(3)	(149)
	21	(14)	(1)	6
Actuarial loss in the statement of total recognised gains and losses:				
Actual return less expected return on scheme assets	(241)	18	(5)	(228)
Experience gains arising on scheme liabilities	45	7	7	59
Changes in assumptions underlying the present value of scheme liabilities	(48)	(56)	(7)	(111)
	(244)	(31)	(5)	(280)
Cash contributions	2	4	3	9
At 31 December 2002	(168)	(45)	(45)	(258)

5 **Retirement benefits** continued

b Defined benefit pension schemes (continued)

History of experience gains and losses:

	2003	2002
Difference between the actual return and expected return on scheme assets:		
Amount (£m)	**117**	(228)
Percentage of scheme assets (%)	**6**	(11)
Experience (losses)/gains on scheme liabilities:		
Amount (£m)	**(18)**	59
Percentage of present value of scheme liabilities (%)	**(1)**	3
Actuarial loss in the statement of total recognised gains and losses:		
Amount (£m)	**(100)**	(280)
Percentage of present value of scheme liabilities (%)	**(4)**	(12)

c Other pension schemes

The Group operates a number of defined contribution pension schemes, included as part of other pension schemes, for which the pension charge for the year was £3m (2002: £5m) and cash contributions were £3m (2002: £4m).

d Retiree medical

Certain current and former employees in the USA are provided with cover for medical costs and life assurance, referred to in these Accounts as retiree medical. These unfunded benefits are assessed with the advice of a qualified actuary. The major assumptions used in these Accounts are as follows:

	2003 %	2002 %	2001 %
Medical inflation	**13 reducing to 5 over 10 years**	10 reducing to 5 over 10 years	8.5 reducing to 5 over 10 years
Discount rate	**6.00**	6.75	7.25
Inflation rate	**2.50**	2.50	3.00

At 31 December:	2003 £m	2002 £m	2001 £m
Gross retiree medical	**(293)**	(301)	(253)
Related deferred tax	**103**	105	89
Net retiree medical	**(190)**	(196)	(164)

5 Retirement benefits continued

d Retiree medical (continued)

	2003 £m	2002 £m
Movements in the year:		
At 1 January under SSAP24	(242)	(272)
Prior year adjustment	(59)	19
At 1 January under FRS17	(301)	(253)
Currency fluctuations	30	28
Operating profit charge:		
Current service cost	(3)	(3)
Settlements and curtailments	-	2
	(3)	(1)
Finance cost	(19)	(17)
Actuarial loss in the statement of total recognised gains and losses:		
Experience gains/(losses) on scheme liabilities	14	(40)
Changes in assumptions underlying the present value of the liabilities	(37)	(41)
	(23)	(81)
Cash utilisation	23	23
At 31 December	(293)	(301)

History of experience gains and losses:	2003	2002
Experience gains/(losses) on retiree medical:		
Amount (£m)	14	(40)
Percentage of gross retiree medical (%)	5	(13)
Actuarial loss in the statement of total recognised gains and losses:		
Amount (£m)	(23)	(81)
Percentage of gross retiree medical (%)	(8)	(27)

6 Interest

	2003 £m	2002 Restated £m
Interest payable:		
Loan capital and cross currency swaps	28	52
Loan capital with other financial institutions	43	27
Bank overdrafts	9	8
Finance leases	3	3
Amortisation of financing fees	2	7
Share of interest of associates	2	1
	87	98
Interest receivable	(14)	(15)
	73	83

To aid comparison, 2002 interest payable and interest receivable relating to interest rate swaps have each been restated and reduced by £31m.

7 Exceptional items

	2003 £m	2002 Restated £m
Exceptional items included in operating profit:		
Reorganisation costs	(15)	(7)
Fixed assets impaired (see below)	(50)	(1)
Fixed assets written off	-	(1)
Recovery of debtor previously written off	6	9
	(59)	-
Loss on fixed assets – continuing operations	-	(2)
Disposal of businesses:		
Profit/(loss) before attributable goodwill written off	55	(22)
Attributable capitalised goodwill written off	(1)	(2)
Attributable goodwill in reserves written off	(161)	(184)
	(107)	(208)
Exceptional financing item – continuing operations	-	(35)
Tax arising on exceptional items:		
Reorganisation and other items	14	-
Disposal of businesses – discontinued operations	7	(2)
	21	(2)
Total exceptional items	(145)	(247)

The loss on disposal of businesses in 2003 of £107m is wholly attributable to discontinued operations (2002: £192m restated).

Fixed assets impaired	Impairment goodwill £m	Impairment tangible fixed assets £m	Impairment fixed assets total £m	Remaining net book value £m
2003:				
Beverage Packaging: plant closures and reorganisations	(28)	(11)	(39)	12
Plastic Packaging: business performance	(3)	(8)	(11)	6
	(31)	(19)	(50)	18
2002:				
Plastic Packaging: moulding and converting equipment	-	(1)	(1)	-

The remaining net book value at 31 December was assessed as the higher of net realisable value and value in use for each income generating unit. Where the impairment loss was measured by reference to value in use, the discount rate applied to the cash flows was the Group's weighted average cost of capital of 12% adjusted for risks associated with the relevant income generating unit.

8 Tax

a Tax on profit/(loss) on ordinary activities

	2003 £m	2002 Restated £m
Current tax:		
UK corporation tax	21	8
UK tax overprovided in prior years	(4)	(8)
UK tax before double tax relief	17	-
Double tax relief	(17)	(8)
Total UK tax	-	(8)
Overseas tax	60	39
Overseas tax underprovided in prior years	3	-
Share of current tax of associates	-	2
Current tax on operations	63	33
Current tax on exceptional items	(21)	4
Total current tax	42	37
Deferred tax, origination and reversal of timing differences:		
On operations	4	29
On exceptional items	-	(2)
Total deferred tax	4	27
Tax on profit/(loss) on ordinary activities	46	64

b Factors affecting the current tax charge

The current tax assessed on the profit/(loss) on ordinary activities for the year differs from the standard rate of corporation tax in the UK of 30% (2002: 30%) for the reasons set out below.

	2003 £m	2002 Restated £m
Profit/(loss) on ordinary activities before tax	5	(87)
Tax on profit/(loss) on ordinary activities at the standard rate of corporation tax in the UK	2	(26)
Goodwill	79	76
Non deductible and non taxable items	(10)	20
Utilisation of losses	(9)	(11)
Capital expenditure	4	(1)
Retirement benefits	5	(2)
Higher taxes on overseas earnings	17	12
Tax (overprovided)/underprovided in prior years	(18)	1
Other short term timing differences	(28)	(32)
Total current tax	42	37

c Factors that may affect the future tax charge

Deferred tax assets of £37m (2002: £65m) have not been recognised in respect of losses and other timing differences due to the uncertainty of the availability of suitable profits in the foreseeable future.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries and associates. No significant amounts of tax are expected to be payable on the majority of these due to the availability of double tax relief and losses in the UK. However, a UK tax liability would arise on dividend payments from the USA due to minimal tax credits on profits in the USA.

8 Tax continued

d Deferred tax

(i) Group

Deferred tax is included in the balance sheet as follows:	2003 £m	2002 Restated £m
Retirement benefits	**207**	176
Debtors receivable within one year	**22**	-
Debtors receivable after more than one year	**69**	81
Provisions for liabilities and charges	**(56)**	(68)
	242	189

Deferred tax is included in the balance sheet on the following items:	2003 £m	2002 Restated £m
Retirement benefits	**207**	176
Accelerated capital allowances	**(52)**	(87)
Tax losses	**55**	56
Short term timing differences	**32**	44
	242	189

The movement on deferred tax is as follows:	Retirement benefits £m	Debtors £m	Provisions £m	Net £m
At 1 January 2003 as originally reported	-	111	(115)	(4)
Prior year adjustment	176	(30)	47	193
At 1 January 2003 as restated	176	81	(68)	189
Currency fluctuations	(13)	1	(3)	(15)
Acquisition of businesses	(5)	32	(3)	24
Profit and loss account	5	(17)	8	(4)
Actuarial changes on retirement benefits	44	-	-	44
Transfers	-	(6)	10	4
At 31 December 2003	**207**	**91**	**(56)**	**242**

In recognising deferred tax assets, the Group has considered if it is more likely than not that sufficient future profits will be available to absorb tax losses and other timing differences. The balance attributable to tax losses carried forward relates mainly to those arising in the USA.

(ii) Rexam PLC

Deferred tax is included in provisions for liabilities and charges as follows:	2003 £m	2002 Restated £m
Accelerated capital allowances	-	(3)

The movement on deferred tax is as follows:	£m
At 1 January 2003 as originally reported	(63)
Prior year adjustment	60
At 1 January 2003 as restated	(3)
Released in the year	3
At 31 December 2003	-

9 **Ordinary dividends on equity shares**

	2003 £m	2002 £m
2003 proposed final dividend of 9.58p payable 1 June 2004	**52**	-
2003 interim dividend of 6.82p (restated) paid 4 November 2003	**33**	-
2002 final dividend of 9.07p (restated) paid 4 June 2003	-	44
2002 interim dividend of 6.54p (restated) paid 6 November 2002	-	30
2002 final dividend over accrual	**(1)**	-
	84	74

10 Earnings/(loss) per ordinary share

	2003 pence	2002 Restated pence
Basic loss per ordinary share	**(9.5)**	(34.5)
Diluted loss per ordinary share*	**(9.5)**	(34.5)
Underlying earnings per ordinary share:		
Before retirement benefits net finance cost, goodwill amortisation and exceptional items	**38.1**	35.8
Before goodwill amortisation and exceptional items	**33.8**	34.3

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options.

	2003 £m	2002 Restated £m
Profit on ordinary activities after tax before retirement benefits net finance cost, goodwill amortisation and exceptional items	**195**	171
Equity minority interests	**(1)**	(2)
Preference dividends on non equity shares	**(5)**	(5)
Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items	**189**	164
Retirement benefits net finance cost	**(21)**	(7)
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**168**	157
Goodwill amortisation	**(70)**	(68)
Exceptional items	**(145)**	(247)
Loss attributable to ordinary shareholders	**(47)**	(158)
Dilution on conversion of preference shares	**5**	5
Loss on a diluted basis	**(42)**	(153)

	2003 Number millions	2002 Number Restated millions
Average number of shares:		
Average number of shares in issue for the year	**496.5**	458.1
Dilution on conversion of preference shares	**24.4**	24.4
Dilution on exercise of outstanding share options	**7.6**	9.8
On a diluted basis	**528.5**	492.3

Share options outstanding at 31 December 2003 are detailed in Note 23 to the Accounts. Shares owned by the Rexam Employee Share Trust have been excluded from the average number of shares in the basic and underlying earnings per share calculations.

11 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group:			
At 1 January 2003	1,330	(176)	1,154
Currency fluctuations	(12)	1	(11)
Acquisitions	154	-	154
Disposals	(2)	1	(1)
Amortisation charge for the year	-	(70)	(70)
Impairment	-	(31)	(31)
At 31 December 2003	**1,470**	**(275)**	**1,195**

All material goodwill amounts have been separately assessed and are considered to have a useful economic life of twenty years. The amortisation charge allocated to Beverage Packaging is £62m (2002: £62m) and Plastic Packaging is £8m (2002: £6m).

12 Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Assets under construction £m	Total £m
Group:				
Cost at 1 January 2003	320	1,313	47	1,680
Currency fluctuations	4	32	(1)	35
Acquisition of businesses	88	134	1	223
Disposal of businesses	(31)	(92)	(2)	(125)
Additions	3	56	109	168
Disposals	(2)	(15)	(1)	(18)
Reclassifications and other	12	80	(94)	(2)
At 31 December 2003	**394**	**1,508**	**59**	**1,961**
Depreciation at 1 January 2003	33	525	-	558
Currency fluctuations	3	26	-	29
Charge for the year	13	158	-	171
Impairment	2	17	-	19
Disposal of businesses	(7)	(61)	-	(68)
Disposals	(2)	(8)	-	(10)
Reclassifications	4	(4)	-	-
At 31 December 2003	**46**	**653**	**-**	**699**
Net book value at 31 December 2003	**348**	**855**	**59**	**1,262**
Net book value at 31 December 2002	287	788	47	1,122

The net book value of land and buildings comprises freeholds of £332m (2002: £271m), long term leaseholds of £15m (2002: £15m) and short term leaseholds of £1m (2002: £1m). Freehold land and buildings includes land of £38m (2002: £38m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £1m (2002: £1m). The net book value of plant and machinery includes £22m (2002: £28m) of finance leased assets. Depreciation charged on finance leased assets was £5m (2002: £6m).

	Plant, machinery and vehicles cost £m	Plant, machinery and vehicles depreciation £m	Net book value £m
Rexam PLC:			
At 1 January 2003	9	(4)	5
Additions	1	-	1
Disposals	(1)	1	-
Charge for the year	-	(1)	(1)
At 31 December 2003	**9**	**(4)**	**5**

13 Investments in associates

	£m
Group:	
At 1 January 2003	32
Currency fluctuations	(2)
Operating profits of associates	6
Interest of associates	(2)
Dividends paid by associates	(2)
Repayment of a loan to an associate	(1)
At 31 December 2003	**31**

13 Investments in associates continued

Principal associates	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Beverage Packaging
Interprint Ltda	Brazil	4,650,713,100 quotas of reais 0.01 each	50%	Printing
Vitro-American National Can SA de CV	Mexico	211,344,580 shares of 1 peso each	50%	Beverage Packaging

The share of profits of associates is based on unaudited management accounts for the year ended 31 December 2003.

14 Other fixed asset investments

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Unlisted investments £m	Total £m
Group:					
At 1 January 2003	23	(12)	11	30	41
Currency fluctuations	-	-	-	(2)	(2)
Purchase of shares	3	-	3	-	3
Amortisation charge	-	(6)	(6)	-	(6)
Allocated on vesting	(8)	8	-	-	-
Cash (received)/paid	-	(3)	(3)	10	7
Profit and loss account	-	-	-	1	1
Utilised	-	-	-	(2)	(2)
Market value changes	-	-	-	(4)	(4)
At 31 December 2003	**18**	**(13)**	**5**	**33**	**38**

Rexam PLC shares comprise 5,956,261 ordinary shares of 64 2/7p each (2002: 7,249,544), acquired at an average cost of £3.07 per share (2002: £3.16), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme and the Rexam Executive Share Option Scheme 1997 (the Schemes). The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants based on expected performance. Shares are allocated by the Trust when relevant options under the Schemes are exercised. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2003 was £25m (2002: £31m). For further details of the Schemes see the Remuneration Report.

The Group takes advantage of the exemption granted for SAYE schemes under UITF17, "Employee Share Schemes" whereby no profit and loss charge need be recorded for options under employee schemes that are granted at a discount.

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Subsidiaries shares £m	Subsidiaries loans £m	Total £m
Rexam PLC:						
At 1 January 2003	23	(12)	11	733	2,132	2,876
Currency fluctuations	-	-	-	-	4	4
Purchase of shares	3	-	3	-	-	3
Amortisation charge	-	(6)	(6)	-	-	(6)
Allocated on vesting	(8)	8	-	-	-	-
Cash received	-	(3)	(3)	-	-	(3)
Acquisitions/advances	-	-	-	108	2,043	2,151
Disposals/repayments	-	-	-	-	(1,901)	(1,901)
At 31 December 2003	**18**	**(13)**	**5**	**841**	**2,278**	**3,124**

14 Other fixed asset investments continued

The main subsidiaries, all of which are wholly owned, are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiaries incorporated in Great Britain are registered in England and Wales.

Subsidiary	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam do Brazil Ltda*	Brazil	South America	Quotas	Consumer packaging
Rexam European Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Holding company
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company

15 Stocks

	2003 £m	2002 £m
Group:		
Raw materials, stores and consumables	**120**	98
Work in progress	**11**	13
Finished goods	**208**	204
	339	315

16 Debtors receivable within one year

	Group 2003 £m	Group 2002 £m	Rexam PLC 2003 £m	Rexam PLC 2002 £m
Trade debtors subject to securitisation	**-**	30	**-**	-
Less: proceeds from securitised debtors	**-**	(13)	**-**	-
	-	17	**-**	-
Other trade debtors	**312**	241	**1**	2
Business held for resale	**2**	-	**-**	-
Properties surplus to requirements	**1**	5	**-**	-
Due from subsidiaries	**-**	-	**8**	76
Deferred tax	**22**	-	**-**	-
Prepayments	**17**	14	**1**	1
Other debtors	**98**	102	**47**	68
	452	379	**57**	147

The Group participated in a securitisation programme, that was ended in 2003, in respect of trade debtors of certain of its US subsidiaries. Under the terms of the programme, an interest in the ownership of a pool of trade debtors was sold to a securitisation company in exchange for a cash advance. The securitisation company recovered the cash advance, interest charges and programme fees solely from collection of the receivables and returned excess collections to the Group. Further interests in the pool of trade debtors were purchased on a revolving basis to maintain a set level of purchased interests in the debtors in the pool. In the event of any default in payment by a debtor, the securitisation company had recourse only to the remainder of the trade debtors in the pool in which it has an interest. The Group was not obliged to support any losses arising from the sold interest in the pool of trade debtors. The securitisation company agreed in the finance documentation that it could only seek repayment of the cash advance, interest and fees from collections generated by the securitised trade debtors, and could not seek recourse from the Group in any other form. The Group did not have any option to repurchase the sold trade debtors. Any slow payment risk on securitised debtors was not borne by the Group. The securitisation company purchased trade debtors from many other independent US companies and was a major issuer of commercial paper in the US market. It is not owned by, or related to, Rexam PLC or any member of the Group.

An interest charge of £0.1m (2002: £0.4m) and programme fees of £nil (2002: £0.1m) have been included in the Group profit and loss account.

17 Debtors receivable after more than one year

	Group 2003 £m	Group 2002 Restated £m	Rexam PLC 2003 £m	Rexam PLC 2002 £m
Deferred tax	**69**	81	**-**	-
Other debtors	**28**	49	**-**	-
	97	130	**-**	-

18 Other creditors

	Group 2003 £m	Group 2002 £m	Rexam PLC 2003 £m	Rexam PLC 2002 £m
Amounts falling due within one year:				
Trade creditors	**334**	333	**2**	1
Due to subsidiaries	**-**	-	**166**	201
Current tax	**34**	28	**-**	-
Other tax and social security	**44**	34	**1**	-
Deferred consideration	**3**	1	**-**	1
Accruals	**132**	111	**11**	7
Other liabilities	**105**	97	**63**	53
Dividends	**53**	45	**53**	45
	705	649	**296**	308
Amounts falling due after more than one year:				
Due to subsidiaries	**-**	-	**503**	304
Current tax	**70**	65	**-**	-
Other liabilities	**38**	33	**3**	4
	108	98	**506**	308

19 Borrowings

	Repayment dates	Group 2003 £m	Group 2002 £m	Rexam PLC 2003 £m	Rexam PLC 2002 £m
Secured bank loans	2004-2009	**36**	15	**-**	-
Unsecured:					
Bank loans	2004-2007	**330**	705	**34**	427
Medium term notes	2004-2009	**808**	602	**808**	602
Unamortised financing fees		**(3)**	(6)	**(3)**	(4)
Cross currency swaps		**(63)**	(28)	**(63)**	(28)
Loan capital and cross currency swaps		**1,108**	1,288	**776**	997
Bank overdrafts		**87**	84	**103**	82
Capital element of finance leases		**44**	57	**-**	-
Total borrowings		**1,239**	1,429	**879**	1,079
Repayment analysis:					
Amounts falling due after more than one year:					
In more than one year but not more than two years		**281**	14	**33**	-
In more than two years but not more than five years		**428**	1,088	**405**	777
In more than five years		**312**	227	**308**	220
		1,021	1,329	**746**	997
Amounts falling due within one year, or on demand		**218**	100	**133**	82
		1,239	1,429	**879**	1,079

19 Borrowings continued

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £317m (2002: £260m). Within this amount, finance leases not wholly repayable within 5 years are £9m (2002: £34m). Interest is payable on bank loans wholly repayable within five years at rates varying between 1.2% and 6.625%. Interest is payable on bank loans wholly repayable after five years at rates varying between 2.9% and 7.125%. Cross currency swaps of sterling for US dollars were entered into in conjunction with issues of sterling notes under Rexam's medium term note (MTN) programme. Their purpose was to fully swap to maturity the principal and interest cashflows arising under those issues of sterling notes into floating rate US dollars. The resulting US dollar receipts were used to fund Rexam's US dollar investments. The translation gain of £63m (2002: £28m) between the relevant sterling and US dollar amounts is included in borrowings.

20 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under FRS13 "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 20a "Currency balance sheet."

a Currency balance sheet at 31 December 2003

	Total £m	Sterling £m	US dollar £m	Euro/ Scandinavian £m	Other currencies £m
Underlying net assets	1,991	31	725	1,042	193
Net borrowings:					
Excluding forward foreign exchange contracts	(1,169)	155	(584)	(732)	(8)
Forward foreign exchange contracts	-	67	(39)	(12)	(16)
	(1,169)	222	(623)	(744)	(24)
Total capital and reserves	822	253	102	298	169

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the financial risk management section of the Operating and Financial Review.

b Summary of financial assets and liabilities

	2003 £m	2002 £m
Financial assets:		
Cash, money market deposits and marketable securities	70	74
Cross currency swaps	520	250
Debtors receivable after more than one year (excluding deferred tax)	28	49
	618	373
Financial liabilities:		
Total borrowings excluding cross currency swaps	(1,302)	(1,457)
Cross currency swaps	(457)	(222)
Other creditors falling due after more than one year (excluding current tax)	(38)	(33)
Non equity convertible cumulative preference shares	(89)	(89)
	(1,886)	(1,801)
Net financial liabilities	(1,268)	(1,428)

20 Financial risk management continued

c Interest rate risk profile

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Weighted average period to maturity interest free years
Financial assets at 31 December 2003:							
Sterling	**531**	**-**	**281**	**250**	**7.1**	**5.2**	**-**
US dollar	**41**	**19**	**20**	**2**	**9.9**	**4.8**	**4.0**
Euro/Scandinavian	**16**	**7**	**9**	**-**	**-**	**-**	**4.6**
Other currencies	**30**	**-**	**30**	**-**	**-**	**-**	**-**
	618	**26**	**340**	**252**	**7.1**	**5.2**	**4.1**
Financial liabilities at 31 December 2003:							
Sterling	**(316)**	**(7)**	**(59)**	**(250)**	**7.1**	**5.2**	**3.9**
US dollar	**(661)**	**(18)**	**(377)**	**(266)**	**6.3**	**3.7**	**3.1**
Euro/Scandinavian	**(766)**	**(13)**	**(276)**	**(477)**	**6.2**	**2.6**	**4.3**
Other currencies	**(54)**	**-**	**(54)**	**-**	**-**	**-**	**-**
	(1,797)	**(38)**	**(766)**	**(993)**	**6.6**	**3.5**	**3.7**
Non equity convertible cumulative preference shares	**(89)**						
	(1,886)						
Financial assets at 31 December 2002:							
Sterling	259	-	9	250	7.1	6.2	-
US dollar	69	22	30	17	7.3	3.1	4.1
Euro/Scandinavian	22	10	12	-	-	-	3.6
Other currencies	23	-	23	-	-	-	-
	373	32	74	267	7.1	6.1	3.9
Financial liabilities at 31 December 2002:							
Sterling	(429)	(6)	(173)	(250)	7.1	6.2	3.7
US dollar	(488)	(18)	(230)	(240)	5.1	3.6	3.3
Euro/Scandinavian	(747)	(9)	(195)	(543)	5.0	2.1	3.7
Other currencies	(48)	-	(48)	-	-	-	-
	(1,712)	(33)	(646)	(1,033)	5.9	3.5	3.5
Non equity convertible cumulative preference shares	(89)						
	(1,801)						

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For bank overdrafts used to fund the working capital needs of subsidiaries the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Most of the debtors receivable after more than one year and other creditors falling due after more than one year are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends and not interest are paid, as detailed in Note 23 to the Accounts.

d Currency exposures at 31 December

There were no significant unhedged transaction exposures in either 2003 or 2002 which gave rise to net currency gains or losses in the profit and loss account.

20 Financial risk management continued

e Undrawn committed borrowing facilities

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2003:		
In more than one year but not more than two years	**986**	**750**
Remaining term at 31 December 2002:		
In more than two years but not more than three years	1,282	615

Facilities available are that part of the principal committed facilities which was not drawn at 31 December. The Group has additional term loans and facilities available to it on an uncommitted basis. As the MTN programme and equity issues have reduced the need for bank finance, the Group cancelled committed facilities during 2003 in order to maintain an appropriate level of available facilities. At 31 December 2003, euro 1,400m of the Group's principal committed facility remained uncancelled and available.

f Maturity profile of financial liabilities at 31 December

	2003 £m	2002 £m
In one year or less, or on demand	**(308)**	(189)
In more than one year but not more than two years	**(392)**	(24)
In more than two years but not more than five years	**(491)**	(1,100)
In more than five years	**(695)**	(488)
	(1,886)	(1,801)

g Fair value of financial assets and liabilities at 31 December

	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Cash, marketable securities and money market deposits	**70**	**70**	74	74
Debtors receivable after more than one year	**28**	**28**	49	50
Total borrowings excluding cross currency swaps	**(1,302)**	**(1,363)**	(1,457)	(1,505)
Cross currency swaps	**63**	**71**	28	23
Other creditors falling due after more than one year	**(38)**	**(38)**	(33)	(33)
Non equity convertible cumulative preference shares	**(89)**	**(119)**	(89)	(117)
Interest rate swaps	**-**	**(1)**	-	(25)
Forward foreign exchange contracts	**-**	**(17)**	-	(14)
Aluminium futures contracts	**-**	**21**	-	(12)
	(1,268)	**(1,348)**	(1,428)	(1,559)

Market values have been used to determine the fair values of money market deposits, marketable securities, cross currency swaps and bank borrowings. The fair value of the MTN's and the non equity convertible cumulative preference shares has been determined by reference to their quoted market prices at the close of business on 31 December. The fair values of interest rate swaps and fixed rate loans and leases have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing forward aluminium prices.

20 Financial risk management continued

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2002	9	(55)	(46)
Recognised in 2002	(6)	26	20
Arising before 1 January 2002 unrecognised in 2002	3	(29)	(26)
Unrecognised movement in 2002	13	(43)	(30)
Unrecognised at 31 December 2002	16	(72)	(56)
Recognised in 2003	(6)	33	27
Arising before 1 January 2003 unrecognised in 2003	10	(39)	(29)
Unrecognised movement in 2003	46	(6)	40
Unrecognised at 31 December 2003	**56**	**(45)**	**11**
Expected to be recognised in 2004	**20**	**(19)**	**1**
Expected to be recognised in 2005 or later	**36**	**(26)**	**10**
	56	**(45)**	**11**

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements in the year and position as at 31 December on such hedges are set out above and in Note 20g and relate to the following: interest rate swaps, cross currency swaps, forward foreign exchange contracts and aluminium futures contracts. At 31 December 2003 a £63m gain (2002: £28m), in respect of cross currency swaps entered into as net investment hedges, has been carried forward in the balance sheet in accordance with the Group's accounting policy on cross currency swaps. Consequently the gains or losses on these swaps are recognised in reserves and not in the consolidated profit and loss account. In addition to the above, there are £5m (2002: £nil) of deferred losses held on the balance sheet which are expected to be recognised in the consolidated profit and loss account in 2004.

21 Provisions for liabilities and charges

	Retirement benefits £m	Disposals (Note i) £m	Restructuring (Note ii) £m	Long term employee incentive schemes (Note iii) £m	Environmental compliance (Note iv) £m	Other (Note v) £m	Deferred tax (Note 8d) £m	Total £m
Group:								
At 1 January 2003 as originally reported	350	3	-	5	34	2	115	509
Prior year adjustment	(350)	-	-	-	-	-	(47)	(397)
At 1 January 2003 as restated	-	3	-	5	34	2	68	112
Currency fluctuations	-	-	-	-	(2)	-	3	1
Acquisition of businesses	-	-	-	-	-	-	3	3
Provided/(released) in the year	-	-	10	10	-	-	(8)	12
Utilised	-	(1)	(6)	(2)	(4)	-	-	(13)
Transfers	-	-	-	-	-	-	(10)	(10)
Reclassification from creditors	-	-	9	-	-	-	-	9
At 31 December 2003	**-**	**2**	**13**	**13**	**28**	**2**	**56**	**114**

	Long term employee incentive schemes (Note iii) £m	Deferred tax £m	Total £m
Rexam PLC:			
At 1 January 2003 as originally reported	-	63	63
Prior year adjustment	-	(60)	(60)
At 1 January 2003 as restated	-	3	3
Provided/(released) in the year	7	(3)	4
At 31 December 2003	**7**	**-**	**7**

21 Provisions for liabilities and charges *continued*

Notes

i Disposals

The provision relates to business disposals, the amount of the final liability and timing of payment, if any, being dependent upon the outcome of ongoing negotiations.

ii Restructuring

The provision relates primarily to amounts set aside for various reorganisations within the Group, including the integration of the German Glass businesses. The utilisation of these provisions is likely within the forseeable future.

iii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iv Environmental compliance

The environmental compliance provision arises principally in the United States and is long term in nature with the timing of its utilisation unknown.

v Other

Other provisions include £1m (2002: £1m) relating to onerous property contracts in the United Kingdom, the timing of the utilisation of which is in accordance with those contracts.

22 Contingent liabilities

	2003 £m	2002 £m
Group:		
Guarantees of borrowings	-	14
Rexam PLC:		
Guarantees of borrowings of subsidiaries and associates	**307**	365

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

23 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised		Issued and fully paid	
	64 2/7p Number	Total £m	64 2/7p Number	Total £m
At 1 January 2003	557,555,153	359	435,924,558	280
Increase in authorised ordinary share capital approved at the AGM 2003	236,848,891	152	-	-
Conversion of preference shares	5,952	-	1,044	-
Placing of shares	-	-	21,570,000	14
Rights issue	-	-	87,760,391	56
Issued for share option schemes	-	-	2,395,059	2
At 31 December 2003	**794,409,996**	**511**	**547,651,052**	**352**

In January 2003 21,570,000 new ordinary shares of 64 2/7p each were placed in the market at 397p per share. This raised £84m net of £1m expenses, resulting in £14m being credited to share capital and £70m being credited to share premium.

In October 2003 Rexam announced a 2 for 11 rights issue and issued 87,760,391 new ordinary shares of 64 2/7p each at 255p per share. This raised £218m net of £6m expenses, resulting in £56m being credited to share capital and £162m being credited to share premium.

23 Share capital continued

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised		Issued and fully paid	
	128 4/7p number	Total £m	128 4/7p number	Total £m
At 1 January 2003	69,464,645	89	69,462,474	89
Conversion of preference shares	(2,976)	-	(2,976)	-
At 31 December 2003	**69,461,669**	**89**	**69,459,498**	**89**

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

c *Analysis of share options outstanding at 31 December 2003*

	Year of grant	Maximum number of shares	Weighted average exercise price per share pence	Exercisable from	Expiry date
Long Term Incentive Scheme (LTIS)	2000	78,409	0.1	2003	2007
	2001	4,407,438	0.1	2004	2008
	2002	3,586,007	0.1	2005	2009
	2003	2,718,387	0.1	2006	2010
Executive Share Option Schemes (ESOS)	1994	202,490	429.2	1997	2004
	1997	73,554	282.6	2000	2007
	1998	78,310	258.3	2001	2008
	1999	525,548	198.1	2002	2009
	2000	789,329	209.7	2003	2010
	2001	3,356,984	271.5	2004	2011
	2002	2,252,451	443.6	2005	2012
	2003	3,674,456	308.8	2006	2013
Savings Related Share Option Schemes (SAYE)	1997	12,928	250.3	2004	2005
	1998	36,309	150.9	2003-2005	2004-2006
	1999	65,818	216.5	2004-2006	2005-2007
	2000	738,159	184.7	2003-2007	2004-2008
	2001	324,669	280.3	2004-2008	2005-2009
	2002	567,743	329.6	2005-2009	2005-2010
	2003	538,197	315.0	2006-2010	2007-2011
		24,027,186			

LTIS and ESOS options only become exercisable if they vest. The resulting number of shares available for exercise under the LTIS may be reduced according to the performance conditions attached to the grant. SAYE options become exercisable for a period of six months from the completion of the associated savings contract. At 31 December 2002, the maximum number of ordinary shares (restated) which could be awarded under all share option schemes was 24,341,944.

The number of shares under option and the exercise price per share have been adjusted following the 2003 Rights Issue in accordance with the factors recommended and approved by the UK Inland Revenue.

The aggregate gain on the exercise of share options by the directors, together with details of all share option schemes are set out in the Remuneration Report.

24 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Group:			
At 1 January 2003 as originally reported	500	279	(180)
Prior year adjustment	-	-	(424)
At 1 January 2003 as restated	500	279	(604)
Currency fluctuations (net of tax)	-	-	5
Profit and loss account	-	-	(131)
Changes in actuarial values of retirement benefits	-	-	(79)
Changes in market value of fixed asset investments	-	-	(4)
Goodwill written off on business disposals	-	-	161
Placing of shares	70	-	-
Rights issue	162	-	-
Issued for share option schemes	3	-	-
At 31 December 2003	**735**	**279**	**(652)**

Currency fluctuations (net of tax) charged to reserves in respect of borrowings used to hedge the Group's overseas investments were £18m (2001:£14m). The amount of goodwill set off against the profit and loss reserve at 31 December 2003 is £166m. This comprises the balance at 1 January 2003 of £324m, increased by currency fluctuations of £3m and by amounts transferred to the profit and loss account on disposals of £161m during the year.

	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
Rexam PLC:				
At 1 January 2003 as originally reported	500	279	257	66
Prior year adjustment	-	-	-	(139)
At 1 January 2003 as restated	500	279	257	(73)
Profit and loss account	-	-	-	(112)
Placing of shares	70	-	-	-
Rights issue	162	-	-	-
Issued for share option schemes	3	-	-	-
At 31 December 2003	**735**	**279**	**257**	**(185)**

The loss for the financial year dealt with in the Accounts of Rexam PLC is £23m (2002: £2m restated). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The negative profit and loss reserve of £185m (2002: £73m restated) arose partly as a result of a provision of £214m against certain investments in subsidiaries in 2001. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the provision does not impact the distributable reserves of Rexam PLC which were £29m at 31 December 2003 (2002: £141m restated).

25 Acquisitions

a *Summary of acquisition of businesses*

Details of all acquisitions made during 2003 are set out in the following table.

Name	Date of acquisition	Nature of activity
Lüner Glashüttenwerke GmbH	18 February 2003	Beverage Packaging
Rexam Der Kwei (remaining 33% minority interest)	2 May 2003	Plastic Packaging
Nacanco GmbH	1 July 2003	Beverage Packaging
Risdon Pharma Development SA	1 August 2003	Plastic Packaging
Tritello AB	1 September 2003	Plastic Packaging
Superfos (asset purchase)	31 October 2003	Plastic Packaging
Latasa SA	27 November 2003	Beverage Packaging

All acquisitions have been accounted for by applying acquisition accounting principles.

	2003 Latasa £m	2003 Other acquisitions £m	2003 Total £m	2002 Total Restated £m
Tangible fixed assets	159	64	223	81
Business held for resale	2	-	2	-
Working capital	42	(3)	39	26
Current and deferred tax	22	5	27	(16)
Retirement benefits (net of deferred tax)	-	(13)	(13)	(9)
Provisions	-	-	-	(3)
Minority interests	(17)	8	(9)	6
Cash and overdrafts	3	3	6	1
Money market deposits	23	-	23	-
Bank loans	(95)	(102)	(197)	(27)
Finance leases	-	(2)	(2)	(3)
Fair value of net assets acquired	139	(40)	99	56
Consideration:				
Cash	185	72	257	109
Deferred	-	3	3	-
Accrued costs	-	(7)	(7)	8
	185	68	253	117
Book value of net assets acquired	(173)	(25)	(198)	(43)
Fair value adjustments	34	65	99	(13)
Fair value of net assets acquired	(139)	40	(99)	(56)
Goodwill on acquisitions	46	108	154	61
Purchase of shares and net assets	185	68	253	117
Net borrowings assumed	69	101	170	29
Gross consideration for acquisitions	254	169	423	146

Payment of the £3m deferred consideration is contingent upon the acquired business achieving various financial targets.

25 Acquisitions continued

b Acquisition of Latasa

	Book value of net assets acquired £m	Revaluation adjustments £m	Fair value of net assets acquired £m
Tangible fixed assets	198	(39)	159
Business held for resale	2	-	2
Working capital	41	1	42
Current and deferred tax	22	-	22
Minority interests	(21)	4	(17)
Cash and overdrafts	3	-	3
Money market deposits	23	-	23
Bank loans	(95)	-	(95)
	173	(34)	139

	Tangible fixed assets £m	Working capital £m	Current and deferred tax £m	Minority interests £m
Write down of tangible fixed assets	(39)	-	6	4
Financial instruments at market value	-	1	-	-
Provision for tax liabilities	-	-	(6)	-
	(39)	1	-	4

The fair value of Latasa's net assets acquired has been determined on a provisional basis pending completion of the fair value appraisal exercise in 2004.

c Other acquisitions

	Book value of net assets acquired £m	Revaluation adjustments £m	Accounting policy alignment adjustments £m	Fair value of net assets acquired £m
Intangible fixed assets	28	(23)	(5)	-
Tangible fixed assets	60	(5)	9	64
Working capital	33	(25)	(11)	(3)
Current and deferred tax	3	3	(1)	5
Retirement benefits (net of deferred tax)	(7)	(6)	-	(13)
Minority interests	8	-	-	8
Cash and overdrafts	3	-	-	3
Bank loans	(102)	-	-	(102)
Finance leases	(1)	-	(1)	(2)
	25	(56)	(9)	(40)

25 Acquisitions continued

	Intangible fixed assets £m	Tangible fixed assets £m	Working capital £m	Current and deferred tax £m	Retirement benefits £m	Finance leases £m
Revaluation:						
Eliminate acquired goodwill	(23)	-	-	-	-	-
Write down of tangible fixed assets	-	(5)	-	1	-	-
Write off capitalised sales contract	-	-	(25)	-	-	-
Revaluation of pension scheme liabilities	-	-	-	1	(6)	-
Other	-	-	-	1	-	-
	(23)	(5)	(25)	3	(6)	-
Accounting policy:						
Write off acquired patents	(5)	-	-	-	-	-
Investment grants	-	8	(8)	-	-	-
Capitalise leases	-	1	-	-	-	(1)
Stocks and spare parts	-	-	(2)	-	-	-
Other	-	-	(1)	(1)	-	-
	(5)	9	(11)	(1)	-	(1)
Total fair value adjustments	(28)	4	(36)	2	(6)	(1)

The fair value of net assets acquired in 2003 has been determined on a provisional basis pending completion of the fair value appraisal exercise in 2004.

d Summary results of Latasa prior to acquisition

Set out below are summary profit and loss accounts of Latasa. They have been prepared under Brazilian GAAP using Latasa accounting policies, translated into sterling using the average exchange rates for the respective periods.

	1 January 2003 to 26 November 2003 £m	1 January 2002 to 31 December 2002 £m
Sales	180	281
Operating expenses	(153)	(193)
Operating profit	27	88
Interest	(10)	(23)
Profit before tax	17	65
Tax	(5)	(11)
Minority interests	-	(1)
Profit attributable to Latasa ordinary shareholders	12	53

e Summary cash flow statement of Latasa

Set out below is the summary cash flow statement of Latasa for the period 27 November 2003 to 31 December 2003, translated into sterling using the average exchange rate for the period.

	£m
Operating profit	6
Depreciation	1
Movement in working capital	(10)
Net cash flow	(3)

25 Acquisitions continued

f Cash flows arising from acquisitions

	2003 £m	2002 £m
Cash consideration	257	109
Cash balances acquired	(6)	(1)
Cash payments for prior year acquisitions	1	2
Net cash outflow	252	110

26 Cash flows relating to exceptional items

Cash flows from operating activities in 2003 include £2m (2002: £18m) with respect to the utilisation of the exceptional operating profit items set up in 2003 and prior years.

27 Disposals

a Summary of disposal of businesses

	2003 Healthcare Flexibles £m	2003 Other disposals £m	2003 Total £m	2002 Total £m
Goodwill	132	30	162	186
Tangible fixed assets	56	1	57	61
Working capital	25	-	25	41
Current and deferred tax	(1)	-	(1)	(1)
Minority interests	-	-	-	(11)
Cash and overdrafts	3	3	6	-
Bank loans	(36)	-	(36)	(11)
Net assets disposed	179	34	213	265
Cash proceeds	102	27	129	36
Deferred proceeds	-	-	-	23
Accrued costs	(8)	-	(8)	(2)
Total proceeds	94	27	121	57
Loss on disposal of businesses	(85)	(7)	(92)	(208)
Adjustment to loss on prior year disposals	-	(15)	(15)	-
Exceptional items (Note 7)	(85)	(22)	(107)	(208)

b Cash flow from disposal of businesses

	2003 Healthcare Flexibles £m	2003 Other disposals £m	2003 Total £m	2002 Total £m
Cash proceeds	102	27	129	36
Cash disposed	(3)	(3)	(6)	-
Cash receipts for prior year and other disposals	-	32	32	9
Net cash inflow	99	56	155	45

28 Commitments

	2003 £m	2002 £m
Group:		
Future capital expenditure at 31 December for which contracts have been placed	17	15

	2003 Land and buildings £m	2003 Other £m	2002 Land and buildings £m	2002 Other £m
Group:				
Operating lease rentals payable in 2004 relating to commitments expiring:				
Within one year	1	1	2	1
Between one and five years	9	2	5	2
After five years	7	-	13	-
	17	3	20	3

Produced by Rexam Designed by ID Kommunikation Photography by Håkan Bengtsson and Gunnar Nydrén



BA
ON
SW1P 3XR
UNITED KINGDOM

www.rexam.com

REXAM

STRONG PLATFORM FOR GROWTH

ANNUAL REVIEW 2003




BLACK
ICE
ICE
6% VOL
Yoggi
lätt
jordgubb
fetthalt 0,2%
SALLADSTIPS!

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Our global operations span Europe, Asia and the Americas and employ some 22,000 people in more than 20 countries.

We provide packaging solutions for many of the world's most famous brands. We supply billions of aluminium and steel cans for global soft drinks and beer brands. We produce glass and plastic bottles for global and regional beverage, food and pharmaceutical companies. We manufacture plastic containers for dairy and food products as well as plastic pharmaceutical packaging. We are a leading global supplier to the beauty packaging industry.

We use our market knowledge to understand our customers' products, markets, supply chain, production operations and values. This ensures that we provide the packaging solutions that will not simply protect their products but also enhance their brands enabling them to take advantage of new market opportunities.



CONTENTS

THE REXAM YEAR AT A GLANCE

	2003	2002 Restated †	Increase
Operating profit	**£217m**	£252m	
Profit/(loss) before tax	**£5m**	£(87)m	
Loss per share	**(9.5)p**	(34.5)p	
Underlying sales	**£3,186m**	£3,160m	+1%
Underlying operating profit*	**£346m**	£320m	+8%
Underlying profit before tax**	**£273m**	£237m	+15%
Underlying earnings per share**	**38.1p**	35.8p	+6%
Dividends per share	**16.4p**	15.6p	+5%

† 2002 has been restated for FRS17 "Retirement Benefits" and to reflect the 2003 Rights Issue

* *Before goodwill amortisation and exceptional items*

** Before retirement benefits net finance cost, goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2004

4 March	Announcement of 2003 Final Results
12 May	Ex-dividend date for 2003 final dividend on Ordinary Shares
14 May	Record date for 2003 final dividend on Ordinary Shares
25 May	Annual General Meeting
1 June	Payment date for 2003 final dividend on Ordinary Shares
25 August	Announcement of 2004 Interim Results
3 November	Proposed payment date for 2004 interim dividend on Ordinary Shares
31 December	*Financial year end*

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The separate publication entitled Annual Accounts 2003 together with this publication comprise the full Annual Report. If you would like a copy of the full Annual Report, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Accounts 2003.

Shareholders who receive the Annual Review but wish to receive the full Annual Report in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom. Telephone +44 (0)870 241 3931.



A SNAPSHOT OF 2003

BY BUSINESS

BEVERAGE PACKAGING

PLASTIC PACKAGING

SALES INCLUDING ASSOCIATES
ONGOING OPERATIONS 2003



UNDERLYING OPERATING PROFIT*
ONGOING OPERATIONS 2003



	2003 £m	2002 Restated £m	2003 £m	2002 Restated £m
Beverage Packaging	**2,503**	2,375	**276**	262
Plastic Packaging	**534**	489	**57**	42
Ongoing operations	**3,037**	2,864	**333**	304
Disposals and businesses for sale	**15**	30	**1**	1
Continuing operations	**3,052**	2,894	**334**	305
Discontinued operations	**134**	266	**12**	15
	3,186	3,160	**346**	320

BY REGION

UK AND IRELAND

CONTINENTAL EUROPE

THE AMERICAS

REST OF THE WORLD

SALES INCLUDING ASSOCIATES
CONTINUING OPERATIONS 2003



UNDERLYING OPERATING PROFIT*
CONTINUING OPERATIONS 2003



	2003 £m	2002 Restated £m	2003 £m	2002 Restated £m
UK and Ireland	**315**	345	**37**	36
Continental Europe	**1,385**	1,136	**154**	127
The Americas	**1,243**	1,304	**135**	134
Rest of the world	**109**	109	**8**	8
Continuing operations	**3,052**	2,894	**334**	305
Discontinued operations	**134**	266	**12**	15
	3,186	3,160	**346**	320

* Before goodwill amortisation and exceptional items



A STRONG GROUP PERFORMANCE

This is the last time I write to you as Chairman of your Company. I am privileged to have witnessed the transformation of Rexam these last eight years. Little remains of the company I acceded to. Indeed, only a very small fraction of the sales and profits this year come from businesses we held in 1996.

Today Rexam is a focused global consumer packaging company with a robust and dynamic engine, beverage packaging. The major restructuring work has been done and, as reflected in our M&A activities in 2003, future change will be more a matter of extending and/or rationalising our portfolio to strengthen our base for growth.

Overall, 2003 was another good year for Rexam and the results underline the strength of the Group as a whole. I will outline the statutory results, in line with current accounting practice, before going on to discuss what we term the underlying results.

GROUP PERFORMANCE

On a statutory basis, Group sales for the period were £3,112m compared with £3,086m in 2002. The analysis of profit by segment on this basis is set out in Business Segment Performance in the Operating and Financial Review in the separate Annual Accounts 2003. Profit before tax was £5m as against a loss of £87m last year. The resulting basic loss per share was 9.5p compared with a loss of 34.5p.

The underlying results exclude retirement benefits net finance cost, goodwill amortisation and exceptional items, all of which are considered one-off or non-integral to the operating business. These results provide a clearer indication of Rexam's year on year performance. Underlying profit before tax was up 15% to £273m from £237m while underlying earnings per share rose 6% to 38.1p from 35.8p.

Setting aside the effects of acquisitions, discontinued and disposed businesses and currency, sales were slightly lower. However, Consumer Packaging underlying operating profit rose by 3%. This was due in part to favourable product mix and volume improvements in most of our businesses, and, with acquisitions included, was £333m. Continued efficiency savings this year yielded a further £30m across the Group through our unrelenting Lean Enterprise programme.

We are a cash generative Group and 2003 was another excellent year with the businesses realising £209m in free cash flow compared with £176m in 2002. The acquisition of the Latasa beverage can business in South America will enable us to maintain our strong cash flow.

There were a number of exceptional items which gave rise to a net loss of £166m before tax. These relate mainly to the disposal of the Healthcare Flexibles Sector, after writing back goodwill, as well as costs primarily relating to restructuring in our beverage can and glass operations.

ANOTHER GOOD OVERALL PERFORMANCE IN BEVERAGE PACKAGING

Beverage Packaging accounts for some 83% of our ongoing sales and underlying operating profit and is the engine driving Rexam forward. In 2003, like for like underlying sales and underlying operating profit in Beverage Packaging were down. Including the 2003 acquisitions, underlying sales were up 1% and underlying operating profit rose 2% to £276m from £270m.

The drop in like for like underlying sales and underlying profit can be attributed almost wholly to the situation in Germany, following the introduction of a deposit on one-way beverage packaging at the start of the year. With no infrastructure to ensure that the deposit system could work, retailers and consumers understandably shied away from one-way containers. We estimate that we lost volumes in Germany equivalent to 1.4bn beverage cans. We acted resolutely to mitigate the loss, mothballing a beverage can plant and rescheduling production, among other actions. This, added to an increase in demand for refillable glass and plastic bottles, helped limit the profit loss.

Germany is an exception and elsewhere in Europe the beverage can market grew at 5% led by Russia, Austria and Turkey, three countries where we have a strong presence.

Continued operational efficiency and good volume mix in the US beverage can operation resulted in another excellent performance from this part of the business.

In glass, the acquisition of two German glass container businesses at the end of 2002 and the start of 2003 transformed Rexam into the market leader in the German glass industry. The integration of the new plants has gone according to plan and cost saving synergies are well ahead of original projections. The German deposit system obliged us to bring forward our restructuring plans and we have announced the closure of three lines to better balance our supply and demand.

STRONG RECOVERY CONTINUES IN PLASTIC PACKAGING

Plastic Packaging embraces products for the beauty, pharmaceutical and food packaging markets. It is an important complement to Beverage Packaging and an area that we intend to expand.

2003 was a very good year for Plastic Packaging. Like for like underlying sales improved by 6% and, with acquisitions, were £534m. Underlying profit surged 34% to £57m from £41m last year. When acquisitions are included, the increase was 39%. Our beauty dispensing systems bounced back, reflecting the confidence of the market and our customers. The integration of the plastic pharmaceutical packaging business we acquired during 2003 progressed well. The reshaped plastic containers business had an encouraging year under its new management team and was boosted by excellent performances from PET bottles and the US food packaging operation.

WELL ON TRACK WITH LEAN ENTERPRISE

Towards the end of 2003 we audited around 25% of our plants to measure the progress of our Lean Enterprise initiatives and to set a baseline against which we can measure further progress. The audit included plant safety and business performance measured against specific Lean Enterprise indicators. The results were most encouraging.



We are approaching world class performance in a number of our plants and the savings mentioned earlier clearly demonstrate how Lean Enterprise is integral to the culture of continuous improvement. The remaining plants will be audited in 2004.

DISPOSALS AND ACQUISITIONS

During the year, we made a number of disposals and acquisitions. The disposals are now more associated with rationalisation and restructuring rather than refocusing, while the acquisitions aim to build on our positions in our various market segments.

In June we completed the sale of TBS Engineering, our remaining wholly owned non packaging business, and, in October we divested the Healthcare Flexibles Sector to Amcor Ltd. Healthcare Flexibles was largely a stand alone business within Rexam. Amcor, which is specifically focused on flexible packaging, is a more appropriate owner for the business. The aggregate proceeds for all disposals including their borrowings were £192m and were used to pay down borrowings. The associated exceptional loss on disposals of businesses was £107m.

When it comes to acquisitions, we consolidated our position further in the German glass market in February with the acquisition of German glass container manufacturer, Lüner Glashüttenwerke GmbH. This acquisition, and that of Nienburger Glas in late 2002, was partially financed through a vendor share placing which raised £84m after expenses. In July, we acquired German beverage can maker Nacanco GmbH in Gelsenkirchen to give us greater flexibility and the potential for operational savings when the German market recovers. In August we completed the acquisition of Risdon Pharma, which gave us a leading position in the growing plastic pharmaceutical packaging segment and complemented our existing dispensing systems business.

In November, we acquired 89% of the Brazilian beverage can maker, Latasa, for £254m. It made us the No 1 beverage can maker in Brazil, one of the world's largest national markets with an annual consumption of approximately 10bn beverage cans. It also made us the main beverage can supplier to both the beer and carbonated soft drinks industries in the region. We anticipate up to US$20m in annual synergies by the third year of full ownership.

The acquisition returned us to the position of world leader in beverage cans with a global market share of about 23%.

We financed the acquisition largely through a 2 for 11 rights issue in October 2003 which raised £218m after expenses. The issue was fully subscribed.

At the start of 2004 we announced the acquisition of two more glassworks, Moerdijk in the Netherlands and Polglass in Poland, for a total of £39m. They will strengthen our position in Northern Europe as well as our relationship with one of our main beverage customers, Heineken.

RETIREMENT BENEFITS

Rexam has sound long term funding in place for its defined benefit pension schemes. The Board is satisfied that the Group is adequately addressing risk when it comes to the design of the schemes, asset allocations and cash flow. The schemes are under constant scrutiny and


SALES including associates (£m)
2,389
2,784
3,488
3,160
3,186
99
00
01
02
03


UNDERLYING OPERATING PROFIT (£m)*
215
243
300
320
346
99
00
01
02
03


UNDERLYING EARNINGS PER ORDINARY SHARE (p)*
26.6
25.8
28.3
35.8
38.1
99
00
01
02
03

*See note on page 16

prudent funding plans are in place. The principal defined benefit schemes in the UK and US are very mature. More than 90% of eligible participants are either pensioners or deferred pensioners.

In 2003, after a number of years of reduced pension contributions, we increased company contributions to the UK and a number of US plans. The total cash payments in respect of all retirement benefits for the year were £53m. Full details on Retirement Benefits can be found in the separate Annual Accounts 2003.

CHANGES TO THE BOARD

This year saw the retirement of John Warren as Deputy Chairman and his replacement by Chris Clark, Chief Executive of Johnson Matthey plc. Michael Hartnall also retired as Finance Director and was replaced by Graham Chipchase from GKN plc. Carl Symon, former Chairman and Chief Executive Officer of IBM UK, joined us as a non executive director. Francis Labbé resigned to take up the position of Chief Executive with food can manufacturer Impress Packaging.

Stefan Angwald joined the Board in January 2004 as Chief Executive designate. Stefan comes to us from SCA, the international paper, packaging and hygiene products group. With such a background, he clearly understands the dynamics of a manufacturing industry with strong customers and suppliers and brings years of experience in managing multinational businesses. We are delighted that he has joined us at Rexam. He takes over as Chief Executive at the conclusion of the Annual General Meeting 2004.

FURTHER DIVIDEND IMPROVEMENT

For the year 2003, the Board is proposing a final dividend payment of 9.58p per ordinary share. This will mean 16.40p for the year, which is an increase of 5% on last year, as restated for the rights issue. Subject to shareholder approval at the Annual General Meeting 2004, the dividend will be paid on 1 June 2004 to holders of ordinary shares registered on 14 May 2004.

LOOKING FORWARD

Rexam has undergone remarkable change. The business today is unrecognisable from the one that I came into in 1996, not just in substance but in culture and attitude as well. We have had to embrace huge change and I am full of admiration for what has been achieved and the way in which it has been achieved. A clear vision, allied to tireless management and leadership, has piloted us through the potentially treacherous waters. I would also like to take this opportunity to thank all employees. Their commitment and enthusiasm have contributed greatly to the progress of Rexam.

I hand over the Chairmanship to Rolf Börjesson, a man who needs no introduction. Under his leadership, Rexam has become one of the world's top five consumer packaging companies. His standing as one of the top leaders in the global consumer packaging industry will be of enormous benefit as the Company continues to grow. We have naturally been fully conscious of the corporate governance related concerns of a Chief Executive becoming Chairman. However, Rexam is still a relatively young company and the Board feels that continuity is vital at this stage of its development.

OUTLOOK

I can safely say that Rexam is in very good hands. The succession has been well planned and executed. We can look forward to another good year as the benefits of the recent acquisitions begin to take effect. I wish the Company, its employees and its shareholders good fortune and continued success in the future.



Jeremy Lancaster, Chairman
4 March 2004


Our vision is
to become the leading
consumer packaging
company in each of our
chosen market segments.

Leading is not always a question of size. Quality will always take precedent over quantity. We have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also need to be large enough to be an interesting customer to our suppliers to derive maximum value from our position.

Leading equally refers to our manufacturing capabilities, the quality of our products, the level of service we offer and our ability to innovate in every aspect of our business as well as the efficiency of how we manage the value chain.

There are three main groups whose concerns are of vital interest to the Company – customers, employees and shareholders. Our success in satisfying the needs of each of these groups ultimately determines the success of our business. Enlightened, motivated and satisfied employees will ensure that customer needs are readily met, and the business will then prosper to the benefit of shareholders.

To maintain this cycle of success we aim to be No 1 with our employees in terms of providing the kind of working environment in which people can grow, feel respected and fulfilled. We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.

BUILDING ON SUCCESS

It would be easy as I now step down from the position of Chief Executive to look back at what Rexam has achieved these last eight years. However, I feel that the transformation is well and truly behind us and it is more relevant to talk about the initiatives that we are taking to build on our success.

Naturally, our overall target is to satisfy our shareholders' requirements for value growth and progressive dividend payments. However, this has to be balanced with our obligations to our customers, our employees and other stakeholders as well as to the communities in which we operate along with society as a whole.

Our value is generally determined by a combination of the cash flows we are expected to generate along with the perceived risks in our business and how we manage those risks. Growth and profitability are important components of our strategy to achieve sustainable cash flows.
Rexam will continue to grow organically and through acquisitions. We focus on profitability by ensuring that we are leaders in our chosen segments and by concentrating on operational excellence in all aspects of our business.

We will also look to more value-added segments as they usually have higher rates of return and strong growth.

The success of our strategy, as well as our ability to integrate and create value from acquisitions, can be measured by the 9% compound annual growth rate of our underlying earnings per share (before retirement benefits net finance cost, goodwill amortisation and exceptional items) over the last five years*.

STRENGTHENING OUR PLATFORM

During 2003, we strengthened our position in a number of key areas of our business. The main highlight was the acquisition of the Brazilian beverage can maker, Latasa, for £254m. Latasa is the leading producer and supplier of aluminium beverage cans in Brazil, Argentina and Chile.

The acquisition made us the No 1 beverage can maker in the Brazilian market. The beverage can was introduced to Brazil in 1990. Since then the beverage can market there has grown strongly. Today, it is one of the world's largest national markets with an annual consumption of approximately 10bn cans. Beverage can volumes in

* See note on page 16



2003 were down on 2002. However, we expect that the improvement and growing confidence in the Brazilian economy, allied to a more stable Brazilian currency, will lead to resumption of growth in the beverage can market. Long term we anticipate annual growth to be around 5%.

The acquisition provided a good fit with our existing beverage can operation in Brazil, complementing our existing customer base and extending our geographic reach. Rexam is now the main beverage can supplier to both the beer and carbonated soft drinks industries through its relationships with AmBev and Coca-Cola.

The integration programme, led by a name change to Rexam Beverage Can South America, has started well and we are beginning to see the results come through. We anticipate synergies of at least US$20m by year three. These will come mainly from economies of scale in purchasing, marketing, sales and administration, research and development, optimising production and logistics as well as through access to manufacturing know how.

Rexam is now the world leader in beverage cans. Our sales of around 50bn cans per annum give us a global market share of about 23%.

ADDING VALUE

The acquisition in August 2003 of Risdon Pharma, now Rexam Pharma, a plastic pharmaceutical packaging business supplying global pharmaceutical companies, is a good example of our strategy to increase our presence in value-added segments. The pharmaceutical packaging market is a growth area and the acquisition was an important strategic move for us. We have had a dedicated pharmaceutical business unit at our Le Tréport plant in France since 2001 but, as a relatively small player, we were not going to gain the really meaningful long term contracts with the major pharmaceutical companies. The acquisition has given us access to all the major players. The new business is well run and well respected and has rapidly integrated with our own dispensing systems and closures business. Apart from broadening our customer base, we see synergies coming through in sales, research and development and supply chain management.

CLEAR STRATEGY FOR GLASS

In line with our strategy to consolidate the European glass industry, we followed up the 2002 acquisition of Nienburger Glas with a further acquisition in Germany in 2003 and, at the start of 2004, the announcement of acquisitions in the Netherlands and Poland. The German acquisitions, and the subsequent restructuring of our business there, have created the foundation for significant cost saving synergies and enabled us to better match our supply and demand. During the year, we were able to increase prices to our glass customers for the first time in many years. The acquisitions have also given us a good balance between food and beverage customer groups and reinforced our long term relationships with key customers in Germany and northern Europe.

PLASTIC CONTAINERS STRATEGY REVIEW

In plastic containers, a comprehensive strategic review by the new management team is starting to bear fruit. The new strategy focuses on core proprietary technologies that provide us with a unique competitive advantage and the ability to exploit growth opportunities in food packaging markets in specific geographic areas. This will provide the basis we need to build and secure future profitability.

THE CONSEQUENCES OF GERMAN DEPOSIT SYSTEM

In January 2003, the German government introduced a 25 euro cent deposit on one-way beverage packaging. The reasons were historic and based on conditions in 1991 when the market was very different from what it is today. Indeed, it was originally intended to protect national refill systems.

Rexam is not opposed to deposits, as long as the deposit costs and conditions are not punitive and the infrastructure is in place to make sure that the deposit system works – ie consumers get their deposits back quickly and easily and retailers know what to do with the empty returned containers. In Germany, these conditions are not being met. Rather than being able to buy a bottle or can at the local supermarket or petrol station in, say, Hamburg and handing it back empty in Frankfurt to get the refund, in most cases one has to return to the original store with the receipt to get one's money back. Naturally, it has been an unworkable situation.

The uncertainty surrounding the whole deposit system has led to a lack of willingness by retailers and others to invest in the necessary infrastructure to make the deposit system work and, because of the uncertainty, retailers are unwilling to stock one-way beverage packaging. This had a major impact on all one-way beverage packaging sales which were down about 50% in Germany in 2003.







How has this affected Rexam? We have three beverage can plants in Germany. Of the three, one makes cans for beer filled in Germany and then exported and is thus unaffected, while the other two provide cans for the domestic market. We have taken action to minimise the effect of the loss of volume, mothballing one plant and using spare capacity at the other to support markets where growth is strong. The upswing in demand for refillable glass and plastic containers, although benefiting our operations, could not offset the fall off in beverage cans. The three German plants account for some 2.5bn of the 50bn cans that Rexam makes.

And what of the future? Germany is under the threat of action from the EU if it fails to revise the deposit law as it prevents the free movement of goods – one of the basic tenets of the EU. As for Rexam, we continue to work closely with the main stakeholders in the German market and remain optimistic that a political solution will be found. We believe that one-way packaging and especially beverage cans, with or without a deposit system, have a strong future as witnessed by developments in most markets around the world. There are some fundamental reasons why bottlers and retailers will continue to prefer beverage cans to other packaging solutions. System economics, faster filling speeds, superior product protection, efficient use of space, high recyclability and quick chilling properties all speak in favour of the can. In our view, beverage cans will remain the packaging mainstay of the beer and carbonated soft drinks markets.

MORE THAN JUST FIGURES

We do not measure success solely on the back of financial performance.

In recent years, companies like ours have increasingly been expected to manage and report on their impacts on the wider societies in which they operate – commonly referred to as Corporate Responsibility (CR).

Leadership brings with it many responsibilities towards society and the environment in general and, in particular, towards our shareholders, employees, customers and suppliers as well as the many millions of people who come into daily contact with our products in one way or another.

In 2003 we published our first external report on environmental and social issues. It provides insight into the work that has been and continues to be done within Rexam and sets out the steps and initiatives that we intend to take.

We do not pretend to have all the answers. However, I feel that the very existence of this report demonstrates that we understand the issues and the need to do more as we strive to understand future needs and how best to balance our commitment to CR with the many other demands placed upon our business.

In 2003, we continued to develop The Rexam Way – our groupwide culture programme. Based on our four core values of Continuous Improvement, Trust, Teamwork and Recognition, The Rexam Way integrates and aligns our strategic initiatives and focuses them on our one ultimate goal – to be the leading global consumer packaging company. The Rexam Way is unique. It helps to set us apart not just from our competitors but from other global businesses too. It is fundamental in delivering the results we want – quality, efficiency, growth and returns – in an open and inspiring environment in which people can develop and thrive. I remain convinced that our success in building this Company is not simply because we have excellent M&A and management teams and that we understand the acquired companies' business. Neither is it simply because we have an increasingly influential culture of Lean Enterprise, but overall because we have shown that we are a good, fair and responsible owner with a clear vision and a clear set of core values.

I now hand over the running of the Company to Stefan Angwald. He has an excellent pedigree for a company such as Rexam. He has a strong history of strategic insight in manufacturing and marketing as well as broad experience of managing diverse international teams. He successfully helped build SCA Hygiene from a relatively modest European operation to a leading global £3.5bn business with approximately 18,000 employees and manufacturing and distribution in more than 40 countries. He understands the dynamics of a consolidated manufacturing industry with strong customers and strong suppliers. He has vast international experience having spent most of his career away from his native Sweden.

Personally, it has been an enormously fulfilling time to be at the helm of Rexam. I hope that my experience of consumer packaging will be a resource for Rexam as I now take on the role of Chairman. I have been fortunate to have been surrounded by a great team of people, not least a Chairman whose vision and support have been vital to the work that has been done. I would like to thank them, all the employees and the many others with whom I have come into contact, who helped make the Company what it is today – a global leader in consumer packaging.

Rolf Börjesson, Chief Executive

*1999 to 2002 have been restated to exclude the SSAP24 interest/variation credit. For 1999 to 2002 it has been assumed that the regular cost under SSAP24 is broadly similar to the service cost under FRS17. Underlying earnings per share have been restated for the 2003 Rights Issue. 1999 and 2000 have not been restated for FRS19 "Deferred Tax".





FROM DRAWING TABLE TO TABLE TOP

Matthews Foods is the UK's leading independent supplier of fats and spreads. It was looking to differentiate itself from the "eurotub" crowd with a product that not only had table appeal but would also reflect the brand's quality image and enhance the Mediterranean origins of its new Filippo Berio Olive spread.

The structural design was developed and managed by leading UK design agency Webb Scarlett. It was up to Rexam's Innovations Team, based at the Thin Wall Plastics New Product Development Centre in Yate, Bristol, to work with the design agency to turn the concept into manufacturing reality.

The time to launch date was tight. Extensive use of Computer Aided Design, rapid prototyping and pilot mould trials moved development forward rapidly and enabled the customer to see various interpretations of the design brief without slowing the process.

The resulting pack is unique both in shape and decoration. The tub is heavier than traditional spread tubs, meeting the desire to provide a tactile 'ceramic' feel which consumers consider more appropriate for table use than the traditional tub.

The curved container with detailed embossing on both the tub and lid is unique to Rexam's proprietary rotary thermoforming process.


BERIO

Filippo Berio Olive spread fills a gap in the market not only for a spread with a high olive content and olive taste but also for a container with 'table value'.

Innovation, differentiation and functionality – all in one package.

CAN APPEAL

Beverage cans are traditionally associated with soft drinks and beer. Rexam is leading the move into other areas thanks to breakthrough applications combined with "out of the can" thinking.

Breaking the ice

Traditionally, aluminium cans were unsuitable for products containing milk as the decorative inks and varnishes used on cans could not withstand the temperatures applied during sterilisation. This problem has now been solved with a new range of coatings developed jointly by Rexam, our customers and coating suppliers. The coatings are opening up new opportunities for brand owners to utilise the advantages of the aluminium can with other sterilised products such as juices and fruit drinks without sacrificing design or decoration. One of the first products is Cocio Ice Coffee packed in 250ml slim line cans.

Break with tradition

Diageo, the world's leading premium drinks business, wanted to further differentiate its Smirnoff Ice and Smirnoff Black Ice brands and attract male consumers to this growing Ready-to-Drink segment. When they were presented with the untraditional packaging format of Rexam's slim line aluminium can, they realised the opportunity. The tall can with tactile matt finish is full of male appeal.

New size for new niche

Joint Juice from San Francisco claims to stimulate the protective layer of cartilage lining the bones of the human body, to increase lubrication and aid the healing process. Now packed in an 8oz aluminium Rexam can, it offers health-conscious consumers their daily glucosamine in a handy single serve format. The non traditional size provides excellent brand development potential and marketing opportunities for retail


MIRNOFF
BLACK
ICE
Have a nice coffee!
WAY TO CARE FOR YOUR JOINTS
GLUCOSAMINE

BEYOND...

In 1946, Estée Lauder started her company with a jar of skin cream and a desire to bring out the beauty in every woman. Within a few years the Estée Lauder Company had already won a reputation for innovation, research and quality. Today, the collection of skincare, makeup and fragrance is recognised in over 100 countries for quality maintained and promises kept.

Estée Lauder designers were looking to develop a top with an on/off spray system for their latest perfume, Beyond Paradise. An essential of the design brief was that the top had to align with and enhance the brand engraving around the perfume's bottle collar. The spray nozzle had to be spherical and totally transparent – not an easy task as the material of choice, Surlyn, can become discoloured by the perfume. It required the combined expertise of two geographically separated Rexam teams and seven different plastic components to get the desired results.


beyond paradise

To ensure correct assembly and orientation, Rexam developed proprietary automatic equipment to assemble the parts so that they could be shipped as one single unit. All that remained was to fill the bottle with perfume and mount the pump.

Beyond Paradise demonstrates not only how Rexam consciously works to support a customer's intrinsic brand promise, but also how Rexam can seamlessly bring together the expertise and experience of two distinct global businesses, Rexam Cosmetic Closures in France and Rexam Dispensing Systems in the US, to provide not just a set of components but a fully developed packaging solution.

SETTING E-BUSINESS STANDARDS

A key component of Rexam's strategy to deliver exceptional customer value is to use e-technologies to make it easy for customers to do business with Rexam. The web based on-line ordering system designed and pioneered by Rexam Beverage Can Americas is a clear demonstration of Rexam's intentions and commitment in this area.



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Piloted with Coca-Cola Enterprises, the password protected site enables customers' purchasing departments to place orders, track invoices and give real time feedback on performance. It replaces error prone, paper intensive tasks. It provides easy access to the right information at the right time for people to make the right decisions when ordering – an important aspect of the business for both customers and Rexam. It saves time and money for customers and drastically reduces the risk of mistakes at both ends of the chain. The main ordering data is only keyed in once, rather than at each stage of a multistage ordering process, and then edited as necessary on line.

Rexam is setting the standards and now conducts e-business with all major US beverage customers. Approximately 85% of Rexam's 23bn US can volume is now ordered online, which equates to about 80 customer filling locations. The e-business program has been extended for billing reconciliation, product ordering history and transportation management. There are plans to expand into beverage can operations in South America and Europe in 2004 and to deliver internet-based collaborative forecasting with customers. The aim is to roll out the system across Rexam's other Sectors to help them in their efforts to deliver exceptional value to their customers.

OUR BUSINESS, STRATEGY AND MARKETS

Rexam is a leading global supplier of consumer packaging solutions for international and regional customers in the beverages, beauty, pharmaceutical and food markets.

Our customers are some of the most famous and best run organisations in the world. As can be seen from the pie chart on page 23, the majority of them are large, international companies. As they continue to expand into new regions and consolidate their industries, they look to align themselves with global partners who understand the scale and nature of their business and who can supply their packaging needs on a local level.

We serve customers through five manufacturing Sectors each of which has its own Sector Director and management team who are responsible for running the Sector. These Sectors comprise some 90 manufacturing facilities in more than 20 countries in Europe, North and South America and the Asia Pacific rim.

OUR STRATEGY

For suppliers such as Rexam, market position and industry structure are the two key components to profitable growth. Our strategy focuses on improving our position in our chosen markets using the maturity and stability of primarily the beverage can operations to provide funds for expansion in other chosen areas. Our aim is to grow organically and through acquisition to maintain or achieve leadership positions in our chosen market segments. The structure of most of the consumer packaging industries (the beverage can and, increasingly, the glass businesses excepted) remains relatively fragmented, which offers opportunities for further growth. To minimise risk, we shall endeavour to keep to those segments and geographies we know and understand.

Continuous improvement in efficiencies and the continuous search for cost saving synergies will help achieve our goal of year on year profitable growth.

		BEVERAGE PACKAGING			PLASTIC PACKAGING	
	REXAM SECTORS	BEVERAGE CAN AMERICAS	BEVERAGE CAN EUROPE & ASIA	GLASS	BEAUTY & PHARMA	PLASTIC CONTAINERS
CHOSEN MARKETS	BEVERAGES	●	●	●	●	●
	BEAUTY				●	
	PHARMA			●	●	●
	FOOD	○	○	●	●	●
		BEVERAGE PACKAGING 80%			PLASTIC PACKAGING 20%	

Rexam's principal business operations are Beverage Packaging and Plastic Packaging. It has five manufacturing Sectors serving four main markets, beverages, beauty, pharmaceutical and food. The table above shows the various markets served by the Sectors. Beverage Packaging contributes 83% of Group sales.

Our customer strategy is to forge long term relationships based on mutual respect and value. The same approach applies to our suppliers.

Customer loyalty is key to gaining competitive advantage and we increasingly need to be seen as proactive partners providing packaging solutions rather than metal container manufacturers, glassmakers or injection moulders. In 2003 we undertook a Customer Loyalty survey to measure customers' opinion of doing business with us, to identify our strengths and weaknesses and to compare ourselves with key competitors. The aim was also to create a consistent method for continuous monitoring of customer relations. The survey has provided us with a baseline for the Group as a whole, the Sectors and each individual business. We can now better plan and measure improvements in all aspects of our interaction with customers. The initial results were largely positive with Rexam scoring highly on important areas such as product quality, service, logistics and reputation. Rexam is perceived to be a solid, market leading global consumer packaging company but there is room for improvement. Action plans are now being drawn up by Sectors and businesses to address the findings and we will be carrying out a new survey in early 2005 to measure progress.

OUR MARKETS

Consumer Packaging is the packaging that carries the brand message to the end customer. It embraces a large global market worth in all around US$300bn. Packaging for food accounts for about half of that sum, followed by beverages, pharmaceuticals and beauty and personal care products.

As Consumer Packaging is a relatively mature business annual long term growth is expected to remain at around 4% in nominal value terms. Over the years it has shown itself to be an essentially predictable and non cyclical business.

Beverages

Measured in litres, consumption of commercial beverages – packaged water, carbonated soft drinks (CSD), juices, sports drinks, hot drinks, beer, wine, spirits, milk, etc – is growing globally at an average rate of 4% per year.

CSD remains the largest single packed beverage but growth is slowing. Beverages such as water and juices, sports drinks and other soft drinks are on the increase worldwide. Consumers are being attracted to small but growing segments of natural products that promote health. They are more willing to try new concepts and ideas such as vitamin enriched water, energy/sports drinks and flavoured alcoholic beverages (FAB). Beer remains a mature, slower growth market and wine shows modest annual increases while spirits continue to decline.

Beverage packaging

The beverage packaging market is expanding at an annual rate of 5% in terms of shipped packs. This higher growth rate is attributable mainly to the general trend away from refillable to recyclable packs. Traditional refill markets (predominantly glass bottles) are being eroded

TOP 20 CUSTOMERS ACCOUNT FOR 60% OF REXAM'S SALES


60%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

Anheuser-Busch	Coca-Cola	LVMH
BACI	Deep South	Pepsi
Bacardi Martini	Estée Lauder	Red Bull
Baltika	Heineken	SABMiller Breweries
Bryggerigruppen	HGS Oetker Gruppe	Unilever
Cadbury-Schweppes	Interbrew	Vin & Sprit
Carlsberg	L'Oréal	

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS RANKED BY SALES


Tetra Pak
Crown Cork & Seal
Alcan & Pechiney
Owen-Illinois
Rexam
Amcor
Toyo Seikan
Ball
St Gobain
Huhtaméki
0
1
2
3
4
5
Proforma sales £bn

Source: Rexam estimates



by the substitution of recyclable containers in metal, plastic and glass. In addition the switch from draught to more in-home beer consumption, coupled with a consumer desire for convenience, point to further growth opportunities for recyclable packaging. Growth is also being supported by a trend towards smaller pack sizes in many countries.

Beverage packaging accounts for over 80% of Rexam's total ongoing sales. We are the leading beverage can manufacturer in the world, making more than 50bn cans a year at plants in the US, Central and South America, Europe and the Far East.

GLOBAL CONSUMPTION 2002
186 LITRES PER CAPITA PER YEAR


Others
Packaged water
Milk
CSD
Spirits
Wine
Juice and juice drinks
Sports/energy
Beer
Hot drinks

Source: Canadean, Rexam estimates

Rexam's main beverage customers include Anheuser-Busch, Bacardi-Martini, Carlsberg, Coca-Cola, Coors, Heineken, Holsten, Interbrew, Pepsi, Red Bull, The Absolut Company and many other international and regional brands.

Beverage cans in Europe

In Europe Rexam has 17 beverage can and can end plants and a more than 40% share of the 38bn beverage can market.

Europe is a growth market for beverage cans and 2003 was another good year with the number of cans growing by 6% (excluding Germany, which experienced a dramatic decline in beverage cans in 2003 owing to the negative effects of the introduction of a deposit system). Including Germany the market was 5% down. Growth came from the continued popularity of energy drinks and FABs, increased market share of beer in cans, an increase in off premise consumption and strong regional growth in Western and Eastern Europe, Russia and the Nordic region. CSD and beer account for around 49% and 51% of the market respectively. Rexam's CSD/beer split is 58%/42%.

Beverage cans in the United States

In the US, and with our associate in Mexico, we have 20 beverage can and end plants. We are the No 3 beverage can maker with a 23% market share of the107bn can market, including Mexico.

The US beverage can market was flat in 2003. Changes in customers' pricing strategies to focus on margins as opposed to volume growth meant they concentrated more on single serve sales (higher margin) rather than promoting multipack sales, where cans are dominant. Long term annual growth is expected to be modest to flat at around 1%.







GLOBAL BEVERAGE PACKAGING GROWTH TRENDS, %*
1997–2002


Cans
Refillable Glass
Non-refillable Glass
Refillable PET/PEN
Non-refillable PET
Other Plastics
-5
0
5
10
15
20

* Beer, CSD, FAB's, fruit powders, juice & nectars, spirits, sport & energy drinks, squash & syrups, still drinks, water and wine

Source: Rexam Beverage Radar

The soft drinks segment also declined due to tough market competition in non-carbonated beverages, such as iced teas and juice drinks. We were not affected as much as the market because of our strong position supplying the category leader.

The US beer market remains competitive. Cans compete against the trend towards 'premium' beers and imports, both of which are traditionally packaged in glass. However, larger size 24oz cans have continued their success in beer through to FABs in which the leading player began using beverage cans in 2003.

CSD and beer account for around 58% and 42% of the North American beverage can market respectively. We have 30% of the CSD can volume and 7% of the beer can volume.

Beverage cans in South America

In South America, Rexam has eight plants following the acquisition of Latasa in November 2003 – six in Brazil one in Argentina and one in Chile. In Brazil we have a 66% share of the beverage can market. Beverage cans account for approximately 18% of the filled volumes of the soft drinks and beer packaging market.

The Brazilian beverage can market is the third largest national two-piece beverage can market in the world. Beverage can consumption in Brazil currently stands at 60 cans per capita per annum, compared with 360 cans in the United States and 76 cans in Western Europe. Since 1990, when the beverage can was introduced to Brazil, the beverage can market has grown strongly with annual demand rising to approximately 10bn cans in 2001. This growth has been driven by the growing consumption of beer and CSD, the increased use of beverage cans at the expense of glass, and supermarket penetration.

Brazil's currency devaluation in 2002 led to a general economic slowdown, higher interest rates and also to an increase in the cost of beverage cans relative to competing glass and PET packaging which are less dependent on US$ denominated input prices. Accordingly, the beverage can market which was flat in 2002, was down in 2003.

The macro economic outlook in Brazil is improving, leading to expectations of stronger economic growth. This better economic outlook, along with the prospect of a more stable Brazilian currency, should increase the market share of beverage cans. In addition, beverage can price levels in Brazil have decreased to internationally comparable levels. Annual long term growth for the can market in Brazil is expected to be positive at around 5%.

Approximately 70% of the Brazilian beverage can market is accounted for by beer and the balance by CSD. Both categories were similarly affected by the 2003 market volume decline.

Beverage cans in Asia

In Asia, Rexam has an associate in Korea and a subsidiary in China. The market is still in development, and continues to show year on year growth at an average rate of 5% although from low bases. In 2003 the beverage can market in China grew at just over 5%. The negative impact of the SARS epidemic on the northern China beer market was offset by an increase in CSD sales in eastern and southern China where market growth was 10% and 12% respectively.

Glass and PET

In glass, Rexam has a 10% share of the European market. The market is mature and growth is expected to follow GDP growth. Glass remains the preferred choice for premium products and brand differentiation in both beverages and food.

In the regional markets of Northern Europe, Rexam has stronger positions. The acquisitions of Nienburger Glas and Lüner Glas have given us a leading position in Germany, a position we have held in Scandinavia for a number of years. A continued focus on cost reduction and on new products such as FABs, supported by the latest manufacturing technology and innovative design and decorating techniques, keep us at the forefront of this business.

Rexam is also a leader in refillable PET bottles and has a strong position in Northern Europe. Our innovative PEN bottles for beer are gaining share in Norway and Denmark.

Beauty

The global market for beauty products is worth some US$100bn and is growing annually at 4–5%. Beauty packaging accounts for about 10% of this figure. Plastic dominates the packaging mix, although carton, glass and metal are all supporting growth. Materials are often used in combination to deliver a final packaging solution.

Plastics are increasingly substituting glass in the fragrance and toiletries markets.

The market is largely non-cyclical but luxury goods are more sensitive to economic change than mass market products. Rexam's split between luxury and mass market products is roughly 55% and 45% respectively.

GLOBAL MARKET FOR BEAUTY PRODUCTS
2002


Fragrance
Hygiene
Make up
Skin care
Hair care

Source: Euromonitor, Rexam estimates

Personal care products (hygiene, hair and skin care) dominate the market with a 70% share while fragrances and make up account for the remainder.

The beauty product segment is benefiting from increased awareness of and attention to personal hygiene, the desire to improve appearance and the need for well being as well as higher disposable incomes. Mass merchandising, travel, direct selling and increased supermarket distribution are helping to increase penetration of beauty products and their rate of sale.

Beauty packaging

The global plastic beauty packaging market is worth some US$6.5bn. It is a highly fragmented market where the leader has about a 9% share. Rexam is the No 4 with a 6% share.

Packaging is often an integral element of a beauty product's brand status. New product development, new materials and ideas characterise this market place. Typically, new product launches account for 20% of revenues in Rexam's beauty packaging business.

Plastic packaging for beauty products accounts for around 8% of Rexam's total sales. The range includes fragrance and cosmetic pumps, spray samplers, valves, lipstick cases, compacts, deodorants, cosmetic closures, jars and shampoo bottles.



Clam Chow
CHUN
oup That Eats



We have 20 plants worldwide, which gives us a unique position to serve the global and consolidating beauty market. Rexam is No 1 in lipstick cases and miniature spray samplers, No 2 in compacts and No 3 in dispensing systems for perfume and personal care lotions. We are also the leader in China and Indonesia for a broad range of make up and personal care products.

COSMETIC AND TOILETRIES PACKAGING GROWTH TRENDS, %*
FILLED PACKS 1998–2002


Metal
Rigid plastic
Glass
Paper-based containers
Flexible packaging
-1
0
1
2
3

* Primary packaging, retail/unit volumes
Source: Euromonitor

Rexam's strategy is to expand in beauty packaging through organic growth and successful start ups as well as carefully selected acquisitions.

Key beauty customers include Avon, Chanel, Estée Lauder, L'Oréal, LVMH, Mary Kay, Procter & Gamble, PPR, Revlon and Unilever.

Pharmaceuticals

The global pharmaceutical market is today worth some US$410bn, of which packaging makes up around 5%.

As with other consumer products, packaging is becoming an increasingly important constituent in pharmaceuticals and their marketing.

The market for pharmaceuticals is growing at around 8% annually. The main market drivers are expanding healthcare coverage in developing countries, an ageing

PHARMACEUTICAL PACKAGING GROWTH TRENDS GLOBAL, %
2000–2010 NOMINAL VALUE


Blister packs
Plastic bottles
Caps/closures
Tubes
Glass bottles/jars
Others
-3
-2
-1
0
1
2
3
4
5
6
7
8

Source: Freedonia

population, new therapies and the deregulation and the ongoing reclassification of medicines. Other factors include the increasing acceptance of self medication among consumers, which calls for convenient and safe delivery systems.

The over the counter (OTC) market is forecast to grow at 6.5% annually for the years 2002–2007, reaching a value of US$108bn by the end of this period. The US market, which accounts for over 50% of the pharmaceutical sales in the combined G8 nations, is a key growth market. The

US OTC market is expected to grow at 8% annually between 2002 and 2007.

The world market for pharmaceutical and regulated caps and closures is expected to increase by 3% per annum, driven by increasingly broader and stringent legislation for child-resistant and tamper-evident closures. The market for plastic applications is also expanding as metal closures continue to be substituted by plastic ones.

Rexam has an increasing presence in pharmaceutical packaging and systems. In 2001 we invested in a new plant in France specifically dedicated to dispensing pumps and valves for pharmaceutical applications. In mid 2003 we acquired one of the leading medical device manufacturers in Europe with two plants – one in France and one in Germany. Rexam now supplies a wide range of plastic devices, systems, dispensing systems and plastic containers to the pharmaceutical industry. We also supply glass containers to the pharmaceutical industry from our German glass operations.

Through three manufacturing plants in the US, Rexam has a leading position in plastic closures and containers for regulated markets which require child-resistant or tamper-evident products.

Rexam's customers include GSK, Alcon, Sanofi, Aventis, AstraZeneca, Pfizer, Shering Plough and Merck.

Food

Rexam is primarily involved in the Western European food market although it does have one operation serving the US market.

The market in Western Europe for packaged food has been growing at around 3% per annum over the last five years but some sectors, such as prepared foods and ready meals, have registered growth in excess of 5% per annum.

Growth is being fuelled by a number of clear trends. These include increasing consumption of packaged convenience food such as ready meals, snack bars and confectionery, smaller portion sizes, the need for portability and ease of preparation as well as the rise in a wide range of convenience outlets. Growth is also being driven by the replacement of traditional home meals by more flexible and informal eating habits as well as by product development and marketing initiatives. Substantial private label sales by the major grocery multiples is another factor stimulating growth.

FOOD PACKAGING GROWTH TRENDS WESTERN EUROPE AND USA, %*
FILLED PACKS 1998–2002


Metal
Rigid plastic
Glass
Liquid cartons
Paper-based containers
Flexible packaging
-1
0
1
2
3
4

* Primary packaging, retail/off-trade unit volumes
Source: Euromonitor

Rexam is a leading European supplier of thin wall plastic containers to major regional and international retail brands. The products include tubs and lids, retortable bowls, trays and barrier trays. The main markets are processed foods such as yellow fats and ready meals and fresh foods such as meat, poultry and vegetables. We have ten plastic container plants in Europe and one in the US. Rexam has an approximate 6% share of the highly fragmented European market.

We are also a leading supplier of standard and proprietary glass containers to European and regional food brands. The large branded food companies continue to focus on large scale, strong suppliers that can satisfy their increasingly stringent requirements. The acquisition of Lüner Glas in 2003 strengthened our presence in the German food market.

Customers include Arla, ConAgra, Dairy Crest, Heinz, International Home Foods, Lactalis, Mars, Morningstar Foods, Orkla and Unilever.

CORPORATE RESPONSIBILITY

The value of packaging is often overlooked and it is sometimes inaccurately deemed wasteful and excessive, its very familiarity often masking the role that it plays in modern society.

Packaging enables the quality of life that many of us take for granted. Its ability to protect and preserve is crucial to the efficient use and distribution of resources. The safe delivery of food, drink, medicine and other goods is intrinsically linked to the quality of packaging. Indeed, studies show that reduced packaging may lead to more product damage or more spoilage and could prove a false economy.

As a global leader in consumer packaging, Rexam is keenly aware of its corporate responsibility (CR) to reduce the impact both of its products and its operations on the environment and society. We recognise the need to design and develop packaging that fulfils consumer requirements using the minimum amount of raw materials.

Our environmental policy commits us to recognise the environmental impact of the life cycle of our products. We actively work to reduce these impacts through material minimisation, optimisation of production and distribution, and the recovery or recycling of used packaging. We also work closely with others in the supply chain and support a number of industry associations that promote the benefits of good packaging and how manufacturers, consumer goods producers, retailers and government organisations can work together to reduce packaging volumes.


REXAM
THE FUTURE OF CONSUMER PACKAGING

In 2003 Rexam published its first external report on environmental and social issues. The report was structured around a careful assessment of the key social and environmental impacts of our Company, its products and supply chain and was the result of dialogue with our key stakeholders. It provides an insight into the work that has been and continues to be done within the Group and sets out the steps and initiatives that it intends to take over the coming years.

Rexam is included in the UK FTSE4Good and other social/ethical indices which typically assess a company's ability to achieve sustainable growth. In addition, our environmental and social profile is recognised by a number of fund managers and we are included in a number of socially responsible investment funds.

ENVIRONMENTAL RESPONSIBILITY

Rexam's environmental policies have been in place since the start of the nineties. The responsibility for setting and monitoring policy implementation rests with the Chief Executive and the Board. We are continually developing and implementing groupwide management systems based on OHSAS 18001 and ISO 14001. Thirty of our ninety plants are accredited to ISO 14001 and we are working with all plants to achieve qualification by the end of 2006. Where independent certification is not appropriate, we encourage operations to adopt Environmental Management Systems (EMS) that will stand up to external verification against the key elements of ISO 14001.

Our operations report energy consumption and their reduction programmes on a quarterly basis. Currently each site sets its own energy consumption targets. Energy efficiency initiatives include sourcing energy from renewable resources, using on site energy recovery, and the introduction of new more efficient technologies to replace old ones.

We use fossil fuels in our manufacturing processes, principally in our glass plants. Each Rexam plant is building on current energy reduction programmes and setting further reduction targets for CO_2, NOx and particulates.

When it comes to volatile organic compounds (VOC), we have largely moved away from solvent to water-based






REXAM



coatings and lacquers, with ongoing work to reduce the remaining VOC content.

Our businesses do not use large quantities of water. It mainly serves to cool production equipment and to clean the end product. Many facilities have introduced water reduction programmes, providing both immediate and long term future benefits. Many of our facilities also operate wastewater treatment plants.

SOCIAL RESPONSIBILITY

The safety of our workforce has the highest priority, and we have robust systems in place to ensure their health and safety and that of anyone entering our premises. Rexam has identified the need to manage more systematically the social impacts of its business, both on its staff and on surrounding communities. We are now expanding those systems to other aspects of our employees' well being.

We have started a project to build management of our social impacts into our global management systems. In 2003, we brought together elements of existing policy to develop formal Group policies on three core issues of corporate responsibility: bribery and corruption, labour conditions and the supply chain. They provide practical guidance to a business of our type, operating in the variety of markets that we do.

We are running a pilot programme with our Beauty & Pharma Sector to integrate these new policies into the current operating practices of the business. This Sector was selected as the pilot because it is both the most diverse and because it operates in markets which are considered to be sensitive – China, Indonesia and Brazil. The aim of the project is to integrate the CR policies into existing management structures and processes at all levels of the business, to develop robust measurement processes and metrics, and to make performance on CR issues part of the appraisal of all staff.

The project will be reported more fully at a later stage. It is our intention to roll out the experiences from this project into the rest of our business during 2005.

MEASURING ECO-EFFICIENCY AND SAFETY PERFORMANCE

We have an intranet based system for measuring and reporting groupwide Key Performance Indicators (KPI) including water usage. Each business is required to baseline their eco-efficiency and safety performance rates and then develop programmes to reduce their impacts. There are currently 18 environmental and 8 health and safety KPI parameters measured by every business unit on a monthly or quarterly basis. Details of our performance in these areas will be will be made available in the future.

DEVELOPING THE REXAM WAY

Last year we reported on the launch of The Rexam Way. Based on the four core values of Continuous Improvement, Trust, Teamwork and Recognition, The Rexam Way framework integrates and aligns our strategic initiatives and focuses them on our ultimate goal – to be the leading global consumer packaging company. The launch was followed by focus groups and workshops across the Group to identify the gaps that need bridging in order to turn our aspirational values into reality. Consequently, during 2003 we introduced or developed a number of programmes.

Team meetings

We introduced a common team meeting process whereby employees receive quarterly face to face briefings on

CO_2 EMISSIONS TONNES/TONNE OF PRODUCTION


Metals
Plastics
Glass
0
1
2
Tonnes

Baseline CO_2 emissions.

DOWNGAUGING OF 33CL ALUMINIUM BEVERAGE CANS


Gram
20
15
10
5
0
83
87
90
93
97
00
03
Year

Rexam is continuously working on projects to reduce the amount of aluminium (and steel) in beverage cans.



activities from a Group, Sector and Business perspective. The process is designed to be two-way with employees having the opportunity to ask questions as well as receiving input from management. The meetings complement other information channels such as the intranet and the printed @Rexam newsletter, which is mailed directly to employees' homes.

We intend to conduct a second groupwide survey early in 2005 to identify the progress we have made in addressing the issues arising from the first survey conducted in 2001.

Rexam 360° assessment

We also introduced the Rexam 360° assessment to a much broader range of managers. The process helps them gauge how they live up to Rexam's core values and where they need to adjust their behaviour. More than 400 people have completed the assessment and it is planned to extend it to everyone in a supervisory capacity. The Rexam 360° is expected to become an integral part of a manager's annual evaluation and development process.

The Rexam Way Impact Program

The aim of The Rexam Way Impact Program is to help managers align their day-to-day management style with the core values and to lift Rexam's overall business performance by developing better people management skills. This management development programme provides practical help to managers in their personal development and supports them in achieving their goals. We conducted a number of pilot programmes in 2003 and the full programme was launched in February 2004. During the next two years, more than 1,100 managers from all over the Group will be involved.

LOST TIME ACCIDENT RATE


3
2
2
1
1
0
0
Metals
Plastics
Glass
Rexam *(incl restricted time)*
Industry benchmark*

*The lost time injury rate (including restricted work) per 200,000 hours worked compared to publicly available industry statistics.

REXAM EMPLOYEES AROUND THE WORLD 2003


UK and Ireland
Rest of the world
Continental Europe
The Americas

Rexam employs about 22,000 people around the world.

DIRECTORS AND OFFICERS


Jeremy Lancaster
Rolf Börjesson
Yves Dominioni
Carl Symon
David Gibson
David Tucker
Michael Buzzacott
Graham Chipchase
Lars Emilson
Chris Clark

Photos taken when the Board visited the beverage can manufacturing plant in Naro Fominsk, Russia, in August 2003.

The Board considers that the Chairman, the Deputy Chairman and the other non executive directors are independent.

NON EXECUTIVE DIRECTORS

CHAIRMAN

Jeremy Lancaster (68)
Appointed to the Board on 10 January 1996 and as non executive Chairman on 16 May 1996. He is currently a non executive director of TR European Growth Trust PLC. He was Chairman and Chief Executive of Wolseley plc for twenty years and non executive Chairman of Hepworth PLC for four years. He retires from office at the conclusion of the Annual General Meeting on 25 May 2004.

DEPUTY CHAIRMAN

Christopher Clark (62)
Appointed to the Board on 20 March 2003 and as Deputy Chairman on 28 August 2003. He is currently Chief Executive of Johnson Matthey plc until his retirement on 20 July 2004 and a non executive director of FKI plc.

Michael Buzzacott (56)
Appointed to the Board on 17 May 2000. He joined BP in 1969 and has held various senior positions. He is currently Group Vice President, Chemicals, with special responsibility for Europe and the Middle East. He is also a board member of CEFIC (the European Chemicals Industry Federation).

Carl Symon (57)
Appointed to the Board on 17 July 2003. He is currently Managing Director of Global Business Development and Alliances at Diamond Cluster International Inc, Vice Chairman of Cross Atlantic Capital Partners and a non executive director of BT Group plc and Rolls-Royce Group plc. He is a former Chairman and Chief Executive Officer of IBM UK.

David Tucker (64)
Appointed to the Board on 22 May 1997. He is Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc, and a non executive director of CSR plc. He is also Chairman of Wolseley Pension Trustees Limited and a trustee of the Mineworkers' Pension Scheme.

EXECUTIVE DIRECTORS

Rolf Börjesson (61)*
Appointed to the Board on 10 January 1996 and as Chief Executive on 1 July 1996. Prior to joining Rexam, he was Chief Executive of PLM AB. He is currently a non executive director of Copenhagen Airports A/S and Svenska Cellulosa AB (SCA). He retires from office and becomes Chairman of the Company at the conclusion of the Annual General Meeting on 25 May 2004.

Stefan Angwald (54)*



Appointed to the Board on 5 January 2004 as Chief Executive designate and will become Chief Executive at the conclusion of the Annual General Meeting on 25 May 2004. Before he joined Rexam he spent 28 years with the international paper, packaging and hygiene products group, SCA, where he held various senior international positions. In 2000, he was appointed Chief Executive Officer of SCA Hygiene, the largest division of SCA, with a turnover of £3.5bn and operations worldwide.

Graham Chipchase (41)*
Appointed to the Board on 10 February 2003 and as Finance Director on 10 March 2003. He has held various positions within BOC's US and European subsidiaries and, prior to joining Rexam, he was Finance Director of GKN plc's Aerospace Services business.

Yves Dominioni (57)*
Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Pharma Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Lars Emilson (62)*
Appointed to the Board on 21 October 1999 and is Group director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation.

COMPANY SECRETARY

David Gibson (41)*

SECTOR DIRECTORS

David Anderson*
Rexam Glass Sector.

Bill Barker*
Rexam Beverage Can Americas Sector.

Harry Barto*
Rexam Plastic Containers Sector.

Tomas Sjölin*
Rexam Beverage Can Europe & Asia Sector.

GROUP

Nick Bird Marketing

Chris Bowmer Treasury

Chris Brookes Internal Audit

Stuart Bull Financial Control

Per Erlandsson* Communications
(**Andrew Mills*** from 25 May 2004)

David Gibson Legal

Rudolph Kalveks* Business Development

Anders Linde External Environmental Affairs

Paul Martin* Information Management

Peter Moxom* Human Resources

Ian Petrides Taxation

Adeena Thomas Risk Management

*a member of the Group Management Committee

SUMMARY FINANCIAL STATEMENT

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF REXAM PLC

We have examined the summary financial statement of Rexam PLC which includes the summary report of the directors, the summary remuneration report, the summary consolidated profit and loss account, the summary consolidated balance sheet and the summary consolidated cash flow statement and changes in net borrowings.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the annual financial statements, the directors' report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the remuneration report of Rexam PLC for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
4 March 2004

Notes:

(a) The maintenance and integrity of the Rexam PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SUMMARY REPORT OF THE DIRECTORS

The directors present the Summary Financial Statement for the year ended 31 December 2003. The full Report of the Directors can be found on pages 63 to 65 in the Annual Accounts 2003.

FINANCIAL RESULTS, BUSINESS REVIEW AND FUTURE PROSPECTS

This information can be found in the Summary Financial Statement and the preceding pages of the Annual Review.

DIVIDENDS

As stated at the time of the 2003 Rights Issue, the dividend rate on the ordinary shares has been adjusted to reflect the bonus element of the rights issue. The directors are therefore proposing a final dividend on the ordinary shares of 9.58p per ordinary share which, subject to shareholder approval, will be paid on 1 June 2004 to shareholders on the register at the close of business on 14 May 2004. The shares will be quoted ex-dividend from 12 May 2004. When taken with the interim dividend paid to eligible shareholders on 4 November 2003 of 6.82p per ordinary share, restated for the bonus element of the 2003 Rights Issue, this makes a total dividend of 16.40p per ordinary share for the year ended 31 December 2003 (2002: 15.61p restated).

Dividends on the 7.75 pence convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the preceding pages of the Annual Review. The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2002 Report of the Directors confirmed the completion of the acquisition on 18 February 2003 of the German glass container manufacturer, Lüner Glashüttenwerke GmbH.

On 4 June 2003 it was announced that agreement had been reached to acquire Risdon Pharma Development SA, a privately owned plastic pharmaceutical packaging business with factories in France and Germany. Following regulatory approval, the acquisition was completed on 1 August 2003 for £86m.

The acquisition of Latasa SA, the leading beverage can maker in Brazil, was announced on 31 October 2003, subject to completion of the rights issue announced on the same day. The acquisition of 89% of the share capital was completed on 27 November 2003 for £254m, including borrowings assumed, and the Group intends to acquire the remaining 11% of the shares during 2004.

On 19 February 2004, the Group announced the acquisition of Poland Glassworks Holding BV, the holding company of Polglass (Polska) SA, a Polish glassworks, from Hunan NV for a cash consideration of £10m, subject to adjustment on completion. The acquisition of Glas Moerdijk BV, a glassworks in the Netherlands, from Heineken NV was completed on 20 February 2004 for a consideration of £29m.

Disposals

The sale of TBS Engineering Limited to Berkshire Hathaway Inc was completed on 27 June 2003 for a consideration of £24m. This sale marked the completion of the disposal of Rexam's former building and engineering business.

On 21 August 2003 the Group announced the disposal of its Healthcare Flexibles businesses to Amcor Limited. The disposal completed for a consideration of £135m on 17 October 2003 following receipt of regulatory approval.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 35.

As stated in the 2002 Report of the Directors, Graham Chipchase was appointed an executive director on 10 February 2003 and succeeded Michael Hartnall as Finance Director on 10 March 2003. Michael Hartnall and John Warren, Deputy Chairman, retired from office at the Annual General Meeting on 15 May 2003.

Chris Clark was appointed a non executive director on 20 March 2003 and as Deputy Chairman on 28 August 2003. Carl Symon was appointed a non executive director on 17 July 2003. Both directors have wide international business experience and bring proven track records to add further strength to the Board. Francis Labbé resigned as a director on 29 October 2003.

On 5 January 2004, Stefan Angwald was appointed an executive director and Chief Executive designate to succeed Rolf Börjesson as Chief Executive at the conclusion of the Annual General Meeting 2004. Stefan Angwald has extensive experience and strategic insight in manufacturing and marketing as well as broad experience of managing a multinational business of a similar size, structure and focus to Rexam. The Board believes that his industrial background, international experience and knowledge of the dynamics of a consolidated manufacturing industry with strong customers and strong suppliers gives him the right qualities to take Rexam through the next stages of its development.

Jeremy Lancaster will retire as Chairman at the Annual General Meeting 2004 and be succeeded by Rolf Börjesson. Prior to the announcement of Rolf Börjesson's appointment as Chairman, the appointment was discussed with the Company's major institutional shareholders who fully supported the Board's proposal. They consider that Rolf Börjesson's continued involvement with the Company will provide a balanced and stable platform as the Company continues to develop.

Carl Symon and Stefan Angwald will retire from the Board at the Annual General Meeting 2004 and, being eligible, offer themselves for election. Yves Dominioni, executive director with responsibility for the Beauty & Pharma Sector, and Michael Buzzacott and David Tucker, non executive directors, retire from the Board at the Annual General Meeting 2004 and, being eligible, offer themselves for re-election. The service contracts of all executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company as specified in the Notice of Annual General Meeting 2004.

A summary of the Remuneration Report containing details of the directors' remuneration and benefits is given on pages 38 to 41.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report and the Remuneration Report in the Annual Accounts 2003, the Company has complied throughout the year with the provisions of the Combined Code which forms part of the Listing Rules of the UK Listing Authority.

The new Combined Code on Corporate Governance published in July 2003 (the new Combined Code) replaces the existing Combined Code in respect of reporting years commencing on or after 1 November 2003. The Company is considering and will report on the new Combined Code in the Annual Report for the year ending 31 December 2004.

ANNUAL GENERAL MEETING 2004

The Annual General Meeting of the Company will be held at 11.00am on Tuesday 25 May 2004 at Church House, Dean's Yard, London SW1, details of which can be found in the Notice of Annual General Meeting 2004.

AUDITORS

The Report of the Auditors on the financial statements of the Group for the year ended 31 December 2003 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

PricewaterhouseCoopers LLP were appointed as the Company's auditors at the Annual General Meeting 2003. A resolution for their re-appointment will be proposed at the Annual General Meeting 2004.

On behalf of the Board
David Gibson
Company Secretary
4 March 2004

SUMMARY REMUNERATION REPORT

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, retirement benefits, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report in the Annual Accounts 2003. The Remuneration Report is approved by the Board and signed by the Company Secretary on behalf of the Board.

REMUNERATION POLICY

Rexam seeks to ensure that its remuneration and incentive schemes are in line with best practice, relative to appropriate market references and balance the interests of shareholders with the need to offer competitive remuneration packages. It also considers it important that the policy will lead to benefits in the longer term such as preferred employer status, financial performance and customer and supplier satisfaction. The remuneration policy for executive directors is in line with the Company's overall practice on pay and benefits.

The policy of the Committee during the current year, 2004 and future financial years to the extent reasonably foreseeable, is that:

- i executive directors should be paid a basic salary at around median market level which is comparable with a broad spectrum of international companies of similar size and industry focus, and reflective of salaries paid in the country in which the director is based;
- ii individual salary, bonus and benefit levels for executive directors are determined by reference to a range of criteria including personal performance and level of responsibility;
- iii in addition to basic salary, there should be short and long term incentive arrangements which are comparable with international companies of similar size and industry focus and enable executive directors to earn significantly more than their basic salary when the Group and, where relevant, the Sector or Sectors for which they are responsible perform exceptionally well; and
- iv the remuneration of the Chairman, the Deputy Charman and non executive directors should be determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. A significant part of an executive director's remuneration package is performance related with a high percentage based on long term performance related incentives. Based on Rexam achieving its annual budget expectations, the potential value of each element of a remuneration package for an executive director is estimated to be:

FIXED	PERFORMANCE RELATED	
BASIC SALARY 45%	SHORT TERM BONUS 22%	LONG TERM SHARE INCENTIVES 33%

Inevitably the monetary value attached to performance related incentives cannot be accurately quantified until such time as the incentives crystallise and is dependent upon the realisation of performance targets. In addition, for share based incentives a longer term view must be taken as value is dependent on an executive director having opportunities to exercise share options and the fact that, once vested, they may have as long as seven years within which to exercise. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives. If the respective minimum performance targets are not achieved, then the incentive has no value.

The Committee considers that the four key components of executive directors' remuneration are basic salary, short term incentives, long term share incentives and retirement benefits, all of which are discussed in more detail in the full Remuneration Report in the Annual Accounts 2003.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The executive directors participate in both schemes as the Committee believes it is beneficial for them to align their interests with those of the shareholders, and also to participate in the same option schemes as other senior managers. Eligible executive directors can also participate in the all employee UK Savings Related Share Option Scheme.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997. There is no re-testing of performance conditions for options granted after 2002.

To enable shareholders to assess Rexam's performance on the London Stock Exchange, the cumulative TSR for the five year period ended 31 December 2003 is shown in the graph below. The FTSE 100 is regarded by Rexam as the best broad equity market index for general performance comparison purposes by its shareholders.

COMPARISON OF FIVE YEAR CUMULATIVE
TOTAL SHAREHOLDER RETURN


Total return indices - Rexam and FTSE 100
400
300
200
100
0
1998
1999
2000
2001
2002
2003
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

Long Term Incentive Scheme

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share price figures of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in Rexam ordinary shares with the TSR that would have been obtained by investing in each of the companies comprising the comparator group. It is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of the period. Dividends are treated as cash receipts and fund raisings as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives, and the shareholders, are closely aligned.

The Committee reviews the performance conditions and comparator group annually.

2000 and 2001 Grants

The options granted in 2000 vested in 2003. Following the closure of the measurement period on 31 December 2003 for the options granted in 2001, Rexam ranked third against its comparator group of 48 London quoted industrial companies. Therefore 83.3% of the number of shares under option vested.

2002, 2003 and 2004 Grants

If Rexam's TSR is at least equal to the median of the comparator group, 8% of the award will vest. At or above the twenty fifth percentile, 33% of the award will vest, 66% will vest at or above the tenth percentile and 100% will vest at or above the fifth percentile. The comparator group is made up of 41 international industrial companies listed on a number of the world's major stock exchanges at the beginning of each measurement period. It is intended that the 2004 options will be granted on the same basis and with the same vesting rates as the 2002 and 2003 grants and will be measured against the same comparator group with the exception of the exclusion of Pechiney which was acquired by Alcan during 2003, and SABMiller which replaced Schmalbach Lubeca.

In 2003 options were granted to the executive directors and certain senior executives based on the multiple of 3 times basic salary and the 2004 grants will be made on the same basis.

Executive Share Option Scheme

The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of basic salary. Executive directors participate at a multiple of one times basic salary. The acquisition price is set at market value using the average of the mid market price of a Rexam ordinary share over a three day period preceding the date of grant.

Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999 the performance target has been based on economic profit growth. This performance measurement was chosen because the Committee considers it to be more testing than earnings per share and a good way of measuring growth after accounting for the cost of capital. Economic profit is the Group's operating profit less a capital charge on net assets which, for the years 2001 to 2003, was 12% per annum. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum. It is intended that the 2004 options will be granted on the same basis as in 2003.

Savings Related Share Option Schemes

The Company has employee Savings Related Share Option Schemes open to eligible employees resident in the United Kingdom and Ireland which are not subject to performance conditions since they are all employee schemes and all eligible employees participate on the same terms.

The aggregate gain on the exercise of executive directors' share options during 2003 through all share option schemes was £3.1m (2002: £5.4m).

CONTRACTS OF EMPLOYMENT

The Company's policy in relation to the duration of contracts for executive directors is that these continue until the director's contractual retirement age (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

On appointment, UK based executive directors have a contract terminable on two years' notice or one years' notice if given by the director. At the end of the first year of appointment, the contract then becomes terminable on one years' notice by either party. Rolf Börjesson, Yves Dominioni and Lars Emilson previously had contracts of 2 years' duration but, during 2003, accepted a reduction in their notice periods from 2 years to 1 year. In the case of non UK based executive directors, the policy is to employ on the basis of usual practice in their country of domicile. The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without payment of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract without cause and in breach of the notice requirement, it will pay an amount in lieu of notice monthly until the earlier of the director commencing in a new position and the notice period expiring. Pensionable service does not accrue during the period of notice. If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. Any share based rights granted to an executive director will be determined, in accordance with the rules of the appropriate scheme, at the discretion of the Committee.

Non executive directors are appointed for an initial three year term, renewable thereafter at the discretion of the Board for a maximum of two further three year terms. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

DIRECTORS' EMOLUMENTS

The remuneration of the Chairman and executive directors, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

	2003 Fees/salary £000	2003 Pension supplement £000	2003 Bonus £000	2003 Benefits £000	2003 Payment in lieu of notice £000	2003 Total £000	2002 Fees/salary £000	2002 Pension supplement £000	2002 Bonus £000	2002 Benefits £000	2002 Total £000
Rolf Börjesson	680	367	450	22	–	1,519	626	313	501	25	1,465
Michael Buzzacott	35	–	–	–	–	35	35	–	–	–	35
Graham Chipchase (appointed 10.2.2003)	334	54	188	4	–	580	–	–	–	–	–
Chris Clark (appointed 20.3.2003)	62	–	–	–	–	62	–	–	–	–	–
Yves Dominioni	262	82	218	10	–	572	230	71	116	12	429
Lars Emilson	388	–	211	11	–	610	415	–	305	45	765
Michael Hartnall (retired 15.5.2003)	168	–	100	–	–	268	400	–	147	5	552
Francis Labbé (resigned 29.10.2003)	331	96	262	7	92	788	429	104	258	28	819
Jeremy Lancaster	180	–	–	–	–	180	180	–	–	–	180
Carl Symon (appointed 17.7.2003)	16	–	–	–	–	16	–	–	–	–	–
David Tucker	35	–	–	–	–	35	35	–	–	–	35
John Warren (retired 15.5.2003)	13	–	–	–	–	13	35	–	–	–	35
	2,504	599	1,429	54	92	4,678	2,385	488	1,327	115	4,315

Rolf Börjesson, Lars Emilson and Francis Labbé (until his resignation) are entitled to receive a housing allowance to assist them in residing in London. The housing and living allowances are included in the salaries disclosed above but are excluded for the purpose of calculating pension or incentive entitlements. Included within the salary for Graham Chipchase is compensation of £111,260 in respect of loss of bonus and option entitlements from his previous employer.

The pension supplements paid to Rolf Börjesson, Graham Chipchase, Yves Dominioni and Francis Labbé are for personal pension and life assurance benefits. The pension supplements are determined according to an age related scale ranging from 40-65% of basic salary in excess of the Inland Revenue earnings cap for Graham Chipchase and Francis Labbé and 60-65% of basic salary for Rolf Börjesson and Yves Dominioni. Total pension contributions paid during the year in respect of defined contribution schemes for executive directors amounted to £81,000 (2002: £69,000) and are not included in the above table. Details of the five executive directors who were members of the defined benefit arrangements during the year, and the three executive directors who were members of the defined contribution schemes during the year can be found on page 78 of the Remuneration Report in the Annual Accounts 2003.

The value of benefits relates mainly to the provision of a car, medical cover and professional fees as relevant to each director, and also in 2002 to relocation expenses paid to Lars Emilson and Francis Labbé. No expense allowances were paid to directors. No termination payments were made to past directors during the year. Details of long term share incentives can be found on pages 79 to 81 of the Remuneration Report in the Annual Accounts 2003.

Francis Labbé resigned as a director on 29 October 2003. The Company waived its right to twelve months notice but agreed to pay his salary to 31 December 2003.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £13,500 (2002: £12,000) from the Rexam Pension Plan in addition to his fees as a non executive director. Michael Hartnall continued as Chairman of the Retirement Benefits Committee following his retirement and received fees of £15,737 from the Company for the period 16 May to 31 December 2003. He also received fees of £5,000 from the Rexam Pension Plan in respect of his services to the Rexam Pension Plan Investment Committee for the period 1 July 2003 to 31 December 2003.

On behalf of the Board
David Gibson, Company Secretary
4 March 2004

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2003 £m	2002 Restated £m
Turnover:		
Continuing operations	3,052	2,894
Discontinued operations	134	266
	3,186	3,160
Turnover of associates	(74)	(74)
	3,112	3,086
Continuing operations	334	305
Discontinued operations	12	15
Underlying operating profit	346	320
Goodwill amortisation	(70)	(68)
Exceptional items – charged to operating profit	(59)	-
Operating profit	217	252
Exceptional items – loss on fixed assets	-	(2)
Exceptional items – disposal of businesses	(107)	(208)
Profit on ordinary activities before interest and other finance costs	110	42
Interest	(73)	(83)
Retirement benefits net finance cost	(32)	(11)
Exceptional financing item	-	(35)
Profit/(loss) on ordinary activities before tax:		
Underlying	273	237
Retirement benefits net finance cost	(32)	(11)
Goodwill amortisation	(70)	(68)
Exceptional items	(166)	(245)
	5	(87)
Tax:		
Underlying	(78)	(66)
Retirement benefits net finance cost	11	4
Exceptional items	21	(2)
	(46)	(64)
Profit/(loss) on ordinary activities after tax:		
Underlying	195	171
Retirement benefits net finance cost	(21)	(7)
Goodwill amortisation	(70)	(68)
Exceptional items	(145)	(247)
	(41)	(151)
Equity minority interests	(1)	(2)
Loss for the financial year	(42)	(153)
Preference dividends on non equity shares	(5)	(5)
Ordinary dividends on equity shares	(84)	(74)
Retained loss for the financial year	(131)	(232)
Earnings/(loss) per ordinary share (pence):		
Basic	(9.5)	(34.5)
Diluted	(9.5)	(34.5)
Underlying*	38.1	35.8

* Underlying earnings per share is based on earnings before retirement benefits net finance cost, goodwill amortisation and exceptional items.

The summary consolidated profit and loss account for 2002 has been restated: (a) for FRS17 "Retirement Benefits", (b) to reflect the discontinuance of Healthcare Flexibles and TBS Engineering and (c) to reflect the 2003 Rights Issue.

SUMMARY CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	2003 £m	2002 Restated £m
Fixed assets	**2,526**	2,349
Current assets	**958**	898
Creditors: amounts falling due within one year	**(923)**	(749)
Net current assets	**35**	149
Total assets less current liabilities	**2,561**	2,498
Creditors: amounts falling due after more than one year	**(1,129)**	(1,427)
Provisions for liabilities and charges	**(114)**	(112)
Retirement benefits (net of deferred tax)	**(496)**	(406)
Net assets	**822**	553
Shareholders' funds	**803**	544
Equity minority interests	**19**	9
Capital and reserves	**822**	553

The summary consolidated balance sheet for 2002 has been restated for FRS17 "Retirement Benefits".

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS FOR THE YEAR ENDED 31 DECEMBER

	2003 £m	2002 £m
Operating profit	**217**	252
Depreciation	**171**	148
Impairment of fixed assets	**50**	1
Goodwill amortisation	**70**	68
Movement in working capital	**(26)**	(13)
Other movements	**9**	(5)
Cash flow from operating activities	**491**	451
Tax paid	**(39)**	(28)
Interest, non equity dividends and dividends from associate	**(71)**	(69)
Capital expenditure (net)	**(159)**	(164)
Purchase of fixed asset investments	**(13)**	(14)
Free cash flow	**209**	176
Equity dividends paid to ordinary shareholders	**(76)**	(70)
Business cash flow	**133**	106
Acquisitions (including loan to associate in 2002)	**(428)**	(141)
Disposals (including repayment of loan to associate in 2003)	**192**	56
Exceptional financing item	**-**	(35)
Cash flow*	**(103)**	(14)
Currency fluctuations	**(15)**	15
Share capital changes	**307**	12
Amortisation of financing fees	**(3)**	(7)
Net borrowings at 1 January	**(1,355)**	(1,361)
Net borrowings at 31 December	**(1,169)**	(1,355)

* The £103m cash outflow (2002: £14m) is reconciled to the statutory cash flow statement by adding back the net borrowings acquired of £176m (2002: £30m) and deducting the net borrowings disposed of £36m (2002: £11m).

This Summary Financial Statement was approved by the Board on 4 March 2004.

Jeremy Lancaster
Chairman

Graham Chipchase
Finance Director

TEN YEAR SUMMARY

		2003 £m	2002 Restated † £m	2001 £m	2000 £m
Consolidated profit and loss account					
Continuing operations		**3,052**	2,894	2,902	1,777
Discontinued operations		**134**	266	586	1,007
Sales including associates		**3,186**	3,160	3,488	2,784
Continuing operations		**334**	305	292	182
Discontinued operations		**12**	15	41	96
Underlying operating profit*		**346**	320	333	278
Goodwill amortisation		**(70)**	(68)	(67)	(33)
Exceptional items		**(166)**	(210)	78	(96)
Interest and financing items		**(105)**	(129)	(115)	(89)
Profit/(loss) before tax		**5**	(87)	229	60
Tax		**(46)**	(64)	(68)	(47)
(Loss)/profit after tax		**(41)**	(151)	161	13
Equity minority interests		**(1)**	(2)	(3)	(3)
(Loss)/profit for the financial year		**(42)**	(153)	158	10
Consolidated balance sheet					
Fixed assets		**2,526**	2,349	2,390	2,686
Other net (liabilities)/assets		**(535)**	(441)	9	57
Underlying net assets		**1,991**	1,908	2,399	2,743
Shareholders' funds		**803**	544	1,013	661
Minority interests		**19**	9	25	22
Total capital and reserves		**822**	553	1,038	683
Net borrowings		**1,169**	1,355	1,361	2,060
Capital employed		**1,991**	1,908	2,399	2,743
Statistics					
Return on sales*	%	**10.9**	10.1	9.5	10.0
Underlying earnings per share**	p	**38.1**	35.8	36.1	33.9
Basic earnings per share	p	**(9.5)**	(34.5)	38.9	1.3
Dividends per ordinary share	p	**16.4**	15.6	15.9	15.1
Interest cover	Times	**5**	4	3	4
Capital expenditure	£m	**165**	173	180	161
Gearing	%	**142**	245	131	302
Average number of employees	Number	**21,800**	20,600	23,000	23,800

† Restated for FRS17 "Retirement Benefits" and for the 2003 Rights Issue.
* Before goodwill amortisation and exceptional items.
** Before retirement benefits net finance cost, goodwill amortisation and exceptional items.

1999 £m	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m
1,082	326	294	320	261	217
1,307	1,597	1,751	2,059	2,190	2,161
2,389	1,923	2,045	2,379	2,451	2,378
117	47	36	22	11	11
119	148	162	166	186	228
236	195	198	188	197	239
(16)	(2)	-	-	-	-
7	1	(10)	(359)	5	(5)
(40)	(9)	(8)	(18)	(12)	(8)
187	185	180	(189)	190	226
(53)	(62)	(56)	(48)	(47)	(64)
134	123	124	(237)	143	162
(2)	(1)	(1)	-	(1)	(1)
132	122	123	(237)	142	161
1,153	892	679	790	898	945
139	42	68	15	147	85
1,292	934	747	805	1,045	1,030
667	475	673	636	680	623
19	13	10	9	10	8
686	488	683	645	690	631
606	446	64	160	355	399
1,292	934	747	805	1,045	1,030
9.9	10.1	9.7	7.9	8.0	10.1
32.2	25.1	24.6	22.4	24.9	31.2
31.9	23.9	23.0	(48.5)	26.9	30.7
14.8	14.3	14.5	14.1	14.1	13.8
6	22	25	10	16	30
155	117	109	144	189	169
88	91	9	25	51	63
26,200	22,700	21,700	24,900	26,500	27,500

SHAREHOLDER INFORMATION

REGISTERED OFFICE

Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone +44 (0)20 7227 4100. Fax +44 (0)20 7227 4109.
Registered in England and Wales number 191285.

STOCK EXCHANGE LISTING

The Company's ordinary and preference shares are listed with the UK Listing Authority and admitted to trading on the London Stock Exchange, being classified under the FTSE Support Services sector.

REXAM WEB SITE

Press releases, the real time price of the Company's ordinary shares and other useful links to the Group's businesses are on the Rexam web site at www.rexam.com. You will also find copies of publications such as previous Annual Reviews and Annual Accounts, the Rexam Environmental and Social Report 2003 and the Rexam Consumer Packaging Report 2003 which may be downloaded or viewed electronically.

REPORT AND ACCOUNTS

Please refer to page 3 of this Annual Review for details of how to request the full Annual Report. Alternatively, the Annual Review 2003 and Annual Accounts 2003 can be viewed and requested on the Rexam web site. If you have received more than one copy of the Annual Review you may be registered under more than one shareholder reference number. To amalgamate your accounts please contact Lloyds TSB Registrars.

SHAREHOLDER ENQUIRIES

Enquiries or information concerning existing shareholdings should be directed to Lloyds TSB Registrars. Changes of address should be notified promptly to the Registrars in writing. Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA United Kingdom.
Telephone +44 (0)870 241 3931.

For general enquiries you may also contact the Company Secretary's department at Rexam PLC or email investor.relations@rexam.com.

LLOYDS SHAREVIEW WEB SITE

Lloyds TSB Registrars provide on-line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details. There is also a facility to sell your Rexam ordinary shares on-line. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

HOARE GOVETT SHARE DEALING SERVICE

A postal facility for buying and selling Rexam shares is available through Hoare Govett Limited. If you require further information please contact the Low Cost Share Dealing Department at Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA United Kingdom. Telephone +44 (0)20 7678 8300. This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

DIVIDEND TIMETABLE

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2003	7.30*	08.10.03	10.10.03	04.11.03
Final 2003	9.58	12.05.04	14.05.04	01.06.04
Preference shares	3.875	10.09.03	12.09.03	30.09.03
	3.875	10.03.04	12.03.04	31.03.04

*Actual dividend paid. This equates to 6.82 pence per ordinary share when restated for the bonus element of the 2003 Rights Issue.

ELECTRONIC PAYMENT OF DIVIDENDS TO YOUR BANK ACCOUNT

Shareholders who wish their dividends to be paid directly to a bank or building society account and have not already completed a dividend mandate form should contact Lloyds TSB Registrars. Alternatively, a dividend mandate form may be downloaded from the Lloyds ShareView web site or from the Investor Relations pages on the Rexam web site.

DIVIDEND REINVESTMENT PLAN

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investor Relations pages on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars. An application form may also be downloaded from the Lloyds ShareView web site.

The last date for receipt of instructions to reinvest the final 2003 dividend is 18 May 2004.

2003 RIGHTS ISSUE

Under the terms of the rights issue announced on 31 October 2003, qualifying shareholders were offered new ordinary shares at a price of 255 pence per new ordinary share on the basis of 2 new ordinary shares for every 11 existing ordinary shares held and 1 new ordinary share for every 15.6749 existing preference shares held as at close of business on 30 October 2003 (the record date for the rights issue).

CAPITAL GAINS TAX

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October 1998 were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

AMERICAN DEPOSITARY RECEIPTS (ADRs)

Rexam has an ADR programme for which JPMorgan Chase Bank acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA.
Telephone +1 781 575 4328 or 1 800 428 4237 (toll free within the US).
Web site www.adr.com/shareholder.

SHAREGIFT

If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell, you may wish to consider donating them to charity through Sharegift, an independent charity share donation scheme. A share transfer form can be obtained from Lloyds TSB Registrars or the Company Secretary's Department at Rexam PLC. Further information is available from www.sharegift.org or telephone +44 (0)20 7337 0501.

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Halifax Share Dealing administers the existing Rexam PEP's and offers an ISA to all UK residents. Further information is available from Halifax Share Dealing PEP and ISA Department, Trinity Road, Halifax, West Yorkshire HX1 2RG United Kingdom. Telephone +44 (0)870 600 99666.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 4 March 2004

	Holdings number	%	Shares number	%
Category				
Individuals	18,125	70	23,254,547	4
Insurance companies and pension funds	11	-	2,541,500	1
Banks and nominees	7,238	28	511,411,933	93
Other corporate holders	586	2	10,699,986	2
	25,960	100	547,907,966	100
Size of holdings				
Up to 2,000 shares	19,149	74	14,104,396	3
2,001 – 20,000 shares	5,870	22	26,655,719	5
20,001 – 100,000 shares	502	2	22,906,913	4
Over 100,000 shares	439	2	484,240,938	88
	25,960	100	547,907,966	100

ADDRESSES

HEAD OFFICE

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

MAIN OVERSEAS SERVICE CENTRES

USA
Rexam Inc
4201 Congress Street
Suite 340
Charlotte
NC 28209
USA
Tel +1 704 551 1500
Fax +1 704 551 1572

ASIA
Rexam Asia Limited
Room 1211-1220
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong
Tel +852 2291 7000
Fax +852 2802 1768

SECTOR HEADQUARTERS

Rexam Beverage Can Americas
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 8088

Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 712593

Rexam Beauty & Pharma
4 Rue Diderot
Suresnes
Paris 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304

REXAM WEB ADDRESS

www.rexam.com

Produced by Rexam Designed by ID Kommunikation
Photography by Håkan Bengtsson, Stephen Hyde, Harald Mehnert and Gunnar Nydrén Printed in Sweden by Duro Grafiska



REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM

www.rexam.com